 As filed with the Securities and Exchange Commission on August 24, 2001.

                                                     Registration No. 333-64298

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                --------------

                      POST-EFFECTIVE AMENDMENT NO. 1

                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                              ADOLOR CORPORATION
            (Exact name of Registrant as specified in its charter)

            Delaware                              7841                            31-1429198
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 Incorporation or Organization)       Classification Code Number)            Identification No.)

                                --------------
                            620 Pennsylvania Drive
                           Exton, Pennsylvania 19341
                                (484) 595-1500
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                                --------------
                             John J. Farrar, Ph.D.
                            Chief Executive Officer
                              Adolor Corporation
                            620 Pennsylvania Drive
                           Exton, Pennsylvania 19341
                                (484) 595-1500
 (Name, address including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                With Copies to:
                          James A. Lebovitz, Esquire
                         Stephen C. Costalas, Esquire
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                       Philadelphia, Pennsylvania 19103
                                (215) 994-4000
                                --------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------




   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


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

PROSPECTUS
--------------

4,452,542 Shares

[LOGO OF ADOLOR CORPORATION]

Common Stock
-------------------------------------------------------------------------------

   We have prepared this prospectus to allow the selling stockholders we identify herein to sell up to 4,452,542 shares of our common stock. We will not receive any of the proceeds from the sale of common stock by the selling shareholders.

   When we use the term "selling stockholders" in this prospectus, it includes donees, distributees, pledgees and other transferees who are selling shares received after the date of this prospectus from a selling stockholder whose name appears in "Selling Stockholders". If we are notified by a selling stockholder that a donee, distributee, pledgee or other transferee intends to sell more than 500 shares, we will file a supplement to this prospectus if required by law.

   Our common stock is listed on the Nasdaq National Market under the symbol "ADLR." On August , 2001 the average of the high and low price of our common
stock was $    per share.


   Investing in our common stock involves a high degree of risk. You should carefully consider certain "Risk Factors" in determining whether to buy any of our common stock. See page 5.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is August  , 2001.

                               TABLE OF CONTENTS


Prospectus Summary........................................................    1
Risk Factors..............................................................    5
Note Regarding Forward-Looking Statements.................................   14
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   15
Selected Financial Data...................................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   17
Business..................................................................   23
Management................................................................   44
Principal Stockholders....................................................   53
Certain Relationships and Related Party Transactions......................   55
Description of Capital Stock..............................................   57
Shares Eligible for Future Sale...........................................   61
Selling Stockholders......................................................   63
Plan of Distribution......................................................   64
Legal Matters.............................................................   66
Experts...................................................................   66
Where You Can Find More Information.......................................   66
Index to Financial Statements.............................................  F-1


                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

Overview

   We are a therapeutic-based biopharmaceutical company. We discover, develop and plan to commercialize proprietary pharmaceutical products for the treatment of pain and the side effects that are caused by current pain treatments. We have a portfolio of small molecule product candidates that are in various stages of development ranging from preclinical studies to Phase I through Phase III clinical trials, as well as a number of preclinical product candidates in research and development. The majority of currently marketed therapeutics are small molecule drugs, which are easier and less costly to manufacture and administer to patients than large molecule drugs. Our analgesic product candidates are designed to treat moderate-to-severe pain and itch. Analgesics are used to reduce the perception of pain. We are also developing product candidates that are intended to reduce the most prevalent and severe side effects of morphine and other narcotics, such as opioid bowel dysfunction, post-operative bowel dysfunction, constipation, nausea and vomiting. We believe our product candidates should not exhibit the dose-limiting side effects of existing narcotic analgesics.

   For the year ended April 30, 2001, combined prescription sales in the pain management market were $12.7 billion in the United States, a 24% increase compared to the same period in 2000, and are estimated to be in excess of $26 billion worldwide. However, currently marketed analgesics have significant side effects, limited efficacy or both. We believe that by addressing these deficiencies, our product candidates will satisfy unmet needs in the pain management market.

   Currently marketed narcotics cross the blood-brain barrier and enter the central nervous system. This can lead to certain side effects including sedation and addiction. Most of our product candidates target peripheral opioid receptors, which are pain relief receptors located outside of the central nervous system. Our proprietary technology focuses on the three opioid receptor types, mu, kappa and delta, located in the peripheral nervous system.

   Our drug discovery capabilities and pipeline of product candidates originate through a combination of internal research and development activities, in-licensed technologies and in-licensed product candidates. Our initial drug discovery and development activities focus on three aspects of pain management:

  . reversal or prevention of gastrointestinal effects of narcotic analgesics administered following surgical procedures or for the treatment of pain;

  . novel mu and kappa analgesics that act on peripheral opioid receptors and not in the central nervous system; and

  . narcotic analgesic products with significantly reduced side effects.

Our Product Candidates

ADL 8-2698

   We are developing orally-administered ADL 8-2698 to block the adverse gastrointestinal side effects of morphine and other narcotic drugs without blocking their beneficial pain-relieving effects. These gastrointestinal side effects include opioid bowel dysfunction, constipation, nausea and the effects of narcotics on recovery of normal bowel function after surgery. ADL 8-2698 is currently in Phase III clinical trials for two indications, namely, post-operative ileus and opioid bowel dysfunction.

   In four Phase II trials, ADL 8-2698 reversed opioid bowel dysfunction on 82% to 100% of the days when patients received ADL 8-2698. In Phase II trials of analgesia, ADL 8-2698 did not inhibit pain relief from morphine or other narcotics. We have also completed a pilot Phase I clinical trial for the reduction of opioid-induced nausea and three Phase II clinical trials with ADL 8-2698 in post-operative ileus, which is the delayed recovery of bowel function following surgery. Results for these clinical trials showed that ADL 8-2698 blocks or reverses the effects of morphine and other narcotics on the gastrointestinal tract without blocking the beneficial analgesic effects of narcotics in the brain.

ADL 10-0101

   We are developing ADL 10-0101, which is a peripheral kappa analgesic, to treat visceral and post-surgical pain, traumatic injury pain, and dermal and ophthalmic itch. ADL 10-0101 does not readily cross the blood brain barrier and enter the brain at therapeutic doses. We believe this compound will be significantly more effective than non-steroidal anti-inflammatory drugs, or NSAIDs, and equally effective as narcotics, without producing adverse central nervous system side effects.

   An injectable form of ADL 10-0101 for visceral pain recently completed a small proof-of-concept Phase II clinical trial and is currently in a larger Phase II study in chronic pancreatitis pain patients. We recently completed a proof-of-concept Phase I clinical trial in experimentally induced itch of poison ivy. We have completed preclinical eye safety studies with an ophthalmic solution of ADL 10-0101.

   Additionally, we are developing two other peripheral kappa narcotics, ADL 10-0116 and ADL 1-0398. These analgesics have an even greater ability than ADL 10-0101 to remain outside of the central nervous system. These two compounds are active when administered orally.

ADL 2-1294

   We have targeted ADL 2-1294, a peripheral mu narcotic, applied topically or by injection as a new treatment for ophthalmic pain, dermal pain and itch, and joint pain. The product candidates' active ingredient, loperamide, does not readily cross the blood brain barrier to enter the central nervous system. Loperamide does not cause sedation or depress respiratory function, is not considered to be addictive, and is not regulated as a controlled substance.

   ADL 2-1294 has demonstrated in Phase II studies a reduction of pain following corneal abrasions and surgeries. In Phase I trials, ADL 2-1294 has demonstrated positive effects in treating dermal burn pain. Based in part on preliminary data generated in our Phase I trials, an affiliate of GlaxoSmithKline licensed the rights to develop and market ADL 2-1294 formulations for a topical ADL 2-1294 dermal anti-itch and pain product. Santen Pharmaceutical Co., Ltd. licensed the rights to develop and market ADL 2-1294 for the treatment of ophthalmic pain.

Other Product Opportunities

   We are developing, in a Phase I clinical trial, ADL 8-2698 as a combination with a narcotic to produce a gastrointestinal side effect-free narcotic product candidate.

Our Strategy

   We plan to become the leader in discovering, developing and marketing proprietary pain management pharmaceuticals by:

  . pioneering the use of peripheral opioid receptors to discover new product candidates;

  . pursuing clinical indications that allow rapid demonstration of efficacy;

  . implementing a commercial strategy combining marketing alliances with our own sales organization;

  . managing risk by creating a portfolio of product candidates; and

  . developing non-addictive product candidates for the treatment of moderate-to-severe pain.

Corporate Information

   Our principal executive offices are located at 620 Pennsylvania Drive, Exton, Pennsylvania 19341. Our telephone number is (484) 595-1500. Our website is http://www.adolor.com. We do not intend the information found on our website to be a part of this prospectus.

                   Summary Consolidated Financial Information

   The following table presents our summary consolidated financial data. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                         Six months ended    Period from
                            Year ended December 31,          June 30,       August 9, 1993
                           ----------------------------  -----------------  (inception) to
Consolidated Statement of    1998      1999      2000      2000     2001    June 30, 2001
Operations Data:           --------  --------  --------  --------  -------  --------------
                                                            Unaudited         Unaudited
                                     (In thousands, except per share data)
Grant and license
 revenues................  $    150  $     11  $     44  $     18  $   562     $   767
Operating expenses
 incurred during the
 development stage:
  Research and
   development...........     7,074     7,398    15,884     5,955   15,218      55,180
  General and
   administrative........     2,277     3,698     7,626     3,394    6,158      22,392
                           --------  --------  --------  --------  -------     -------
Total operating
 expenses................     9,351    11,096    23,510     9,349   21,376      77,572
Net interest income
 (expense)...............       385       404     2,228       329    3,900       7,649
Net loss.................    (8,816)  (10,681)  (21,238)   (9,002) (16,914)    (69,156)
Undeclared dividends
 attributable to
 mandatorily redeemable
 convertible preferred
 stock...................     1,704     2,430     4,103     1,578       --
Beneficial conversion
 feature of mandatorily
 redeemable preferred
 stock...................        --        --    48,906    12,306       --
                           --------  --------  --------  --------  -------
Net loss allocable to
 common stockholders.....   (10,520)  (13,111)  (74,247)  (22,886) (16,914)
Basic and diluted net
 loss per share allocable
 to common stockholders..  $ (10.59) $ (12.55) $ (13.99) $ (15.47) $ (0.59)
Shares used in computing
 basic and diluted net
 loss per share allocable
 to common stockholders..       993     1,045     5,307     1,479   28,490



                                                         December 31, June 30,
                                                             2000       2001
                                                         ------------ ---------
                                                            Actual    Unaudited
Consolidated Balance sheet data:                         ------------ ---------
Cash, cash equivalents and short-term investments.......   131,630     177,504
Working capital.........................................   128,671     173,861
Total assets............................................   135,610     183,680
Deficit accumulated during the development stage........   (52,242)    (69,156)
Total stockholders' equity..............................   129,040     175,537

--------------------

   Please see Note 2 to our consolidated financial statements for an explanation of the method used to calculate the basic and diluted net loss allocable to common stockholders and the number of shares used in the computation of per share amounts.


   The June 30, 2001 consolidated balance sheet data reflects the net proceeds of approximately $59.8 million from our sale of 3,000,000 shares of our common stock to certain of the selling stockholders on May 30, 2001 at the price of $20.00 per share.

                                 RISK FACTORS
-------------------------------------------------------------------------------

   You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Business

If we continue to incur operating losses for a period longer than anticipated, we may be unable to continue our operations.

   The extent of our future losses and the timing of profitability are highly uncertain, and we may never achieve profitable operations. We have generated operating losses since we began operations in November 1994. We have been engaged in discovering and developing drugs since we began operations, which requires significant research and development expenditures. We have no products that have generated any revenue, and as of June 30, 2001, we had an accumulated deficit of approximately $69.2 million. Even if we succeed in developing a commercial product, we expect to incur losses for at least the next several years and expect that these losses will increase as we expand our research and development and sales and marketing activities. If the time required to generate product revenues and achieve profitability is longer than anticipated, we may be unable to continue our operations without additional funding.


Our operating history provides you with a limited basis on which to make an investment decision.

   Successfully commercializing any of our product candidates entails significant regulatory, manufacturing, sales and marketing, competitive and financing risks. So far our operations have been limited to organizing and staffing our company, conducting research and development to discover and develop drugs, and establishing strategic relationships we hope will enable us successfully to develop and market drugs on a commercial basis. These operations provide limited information for you to use in assessing our ability to commercialize our product candidates and the advisability of investing in our common stock.

Because our product candidates are in development, there is a high risk that further development and testing will demonstrate that our product candidates are not suitable for commercialization.

   We have no products that have received regulatory approval for commercial sale. All of our product candidates, including ADL 8-2698, ADL 2-1294 and ADL 10-0101, are in development, and we face the substantial risks of failure inherent in developing drugs based on new technologies.

   Our product candidates must satisfy rigorous standards of safety and efficacy before the United States Food and Drug Administration, or FDA, and foreign regulatory authorities will approve them for commercial use. We will need to conduct significant additional research, animal testing, or preclinical testing, and human testing, or clinical trials, to demonstrate the safety and efficacy of our product candidates to the satisfaction of the FDA and foreign regulatory authorities to obtain product approval.

   Preclinical testing and clinical development are long, expensive and uncertain processes. It may take us several years to complete our testing, and failure can occur at any stage of testing. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier trials. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Based on results at any stage of clinical trials, we may decide to discontinue development of our product candidates.

   We do not know whether our existing or any future clinical trials will demonstrate sufficient safety and efficacy necessary to obtain the requisite regulatory approvals or will result in marketable products. Our failure to adequately demonstrate the safety and efficacy of our products under development will prevent receipt of FDA and foreign regulatory approvals and, ultimately, commercialization of our product candidates.

Because we are not certain we will obtain necessary regulatory approvals to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

   The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether we will obtain regulatory clearance for any product candidate we develop. We cannot market a pharmaceutical product in the United States until it has completed rigorous preclinical testing and clinical trials and the FDA's extensive regulatory clearance process. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources for research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. Since neither the FDA nor international regulatory authorities have approved peripherally restricted opioid analgesics or narcotic antagonist drugs for marketing, we do not know whether our research and clinical approaches to developing new products for the pain management market will lead to drugs that the FDA will consider safe and effective for indicated uses.

   Before commencing clinical trials in humans, we must submit and receive approval from the FDA of an Investigational New Drug, or IND, application. Clinical trials are subject to oversight by institutional review boards and the FDA and:

  . must conform with the FDA's good laboratory practice regulations;

  . must meet requirements for institutional review board oversight;

  . must meet requirements for informed consent;

  . must meet requirements for good clinical practices;

  . are subject to continuing FDA oversight; and

  . may require large numbers of test subjects.

   We or the FDA may suspend clinical trials at any time if the subjects participating in the trials are exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of the trials.

   Before receiving FDA approval to market a product, we must demonstrate that the product candidate is safe and effective on the patient population that will be treated. If we fail to comply with applicable FDA or other applicable regulatory requirements we could be subject to criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory actions against our product candidates or us. In addition, the federal Controlled Substances Act imposes significant restrictions, licensing and regulatory requirements on the manufacturing, distribution and dispensing of controlled substances. Therefore, we must determine whether the federal Drug Enforcement Agency would consider any product to be a controlled substance. We believe that it is unlikely that any of our product candidates other than those acting on the central nervous system will be subject to regulation as controlled substances.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

   Regulatory clearance that we may receive, if any, for a product candidate will be limited to those diseases and conditions for which we have demonstrated in clinical trials that the product candidate is safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

   Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our research efforts.

   We are a small company with approximately 90 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition for personnel and academic collaborations is intense. In particular, our product development programs depend on our ability to attract and retain highly skilled chemists, biologists and clinical development personnel. If we lose the services of any of these personnel, in particular, John J. Farrar, our President and Chief Executive Officer, it could impede significantly the achievement of our research and development objectives. The employment agreement that we have entered into with Dr. Farrar can be terminated at any time by him or us. Failure to negotiate additional acceptable collaborations with academic institutions and scientists, or lack of success with respect to our existing academic collaborations, may delay our product development programs. In addition, we will need to hire additional personnel and develop additional academic collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or maintain relationships.


The concept of developing peripherally restricted opioid analgesics and narcotic antagonist drugs is relatively new and may not lead to commercially successful drugs.

   Since there are no products on the market comparable to our product candidates, we do not have any historical or comparative sales data to rely upon to indicate that peripherally restricted opioid analgesic or narcotic antagonist drugs will achieve commercial success in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

  . perceptions by members of the health care community, including physicians, of the safety and efficacy of our product candidates;

  . cost-effectiveness of our product candidates relative to competing products;

  . the availability of government or third-party payor reimbursement for our product candidates; and

  . the effectiveness of marketing and distribution efforts by us and our licensees and distributors.

   Other products that are currently sold for pain management are already recognized as safe and effective and have a history of successful sales in the United States and elsewhere. Our new products, if any, will be competing with drugs that have been approved by the FDA and have demonstrated commercial success in the United States and elsewhere.

Third parties are conducting or will conduct many of our product development activities and almost all of our manufacturing and marketing activities. If these third parties fail to perform these functions satisfactorily, our product development could be delayed.

   We rely, to a significant extent, on third parties to direct our research, to jointly conduct some research and preclinical testing functions and to manufacture certain of our product candidates. If any of these third parties breaches or terminates their agreement with us or otherwise fails to conduct their activities successfully and in a timely manner, their actions could delay or terminate the preclinical or clinical development or commercialization of the affected product candidates or research programs. We cannot control the amount and timing of resources these third parties devote to our programs or product candidates.

   Our corporate collaborators may determine not to proceed with one or more of our drug discovery and development programs. If one or more of our corporate collaborators reduces or terminates funding, we will have to devote additional internal resources to product development or scale back or terminate some development programs or seek alternative corporate collaborators.

   We may not be able to negotiate additional corporate collaborations on acceptable terms, if at all, and these collaborations may not have success. Our quarterly operating results may fluctuate significantly depending on the initiation of new corporate collaboration agreements or the termination of existing corporate collaboration agreements.

If we do not realize value from our retained commercialization rights, we may not achieve our commercial objectives.

   If we do not effectively exploit the commercialization rights we have retained, we may not achieve profitability. In most of our corporate collaborations, we have retained various commercialization rights for the development and marketing of pharmaceutical products, including rights for specific pharmaceutical indications or in specified geographical regions. We may take advantage of these currently retained rights directly or through collaborations with others. The value of these rights, if any, will largely derive from our ability, directly or with collaborators, to develop and commercialize drugs, the success of which is also uncertain. The exploitation of retained commercialization rights requires:

  . sufficient capital;

  . significant technological, product development, manufacturing and regulatory expertise and resources; and

  . marketing and sales personnel.

   We may not be able to develop or obtain these resources in sufficient quantity or at a sufficient quality level to achieve our objectives. We will need to rely on third parties for many of these resources. Our failure to establish and maintain relationships to obtain these services cost-effectively could materially reduce or eliminate our ability to realize value from our retained commercialization rights.

If we fail to obtain the capital necessary to fund our operations, we will be unable to develop products successfully.

   We expect that we will require significant additional financing in the future to fund operations. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or to us. We have consumed substantial amounts of cash to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, research and development activities and marketing activities.

   We believe that existing cash and investment securities and anticipated cash flow from existing collaborations will be sufficient to support our current operating plan through the third quarter of 2003. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements depend on many factors that affect our research, development, collaboration and sales and marketing activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. To the extent we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to continue developing our product candidates.

If our competitors develop and market products that are more effective, have fewer side effects or are less expensive than our product candidates, that will reduce our commercial opportunities.

   Other companies have product candidates in clinical trials to treat each of the conditions for which we are seeking to discover and develop product candidates. These competing potential drugs may result in effective, commercially successful products. Even if our collaborators or we are successful in developing effective drugs, our products may not compete effectively with these products or other successful products. Our competitors may succeed in developing products either that are more effective than those that we may develop, alone or with our collaborators, or that they market before we market any products we develop.

   Our competitors include fully integrated pharmaceutical companies and biotechnology companies that currently have drug and target discovery efforts and universities and public and private research institutions. In addition, companies pursuing research in different but related fields represent substantial competition. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to:

  . attract qualified personnel;

  . attract parties for acquisitions, joint ventures or other collaborations;
    and

  . license the proprietary technology of institutions that is competitive with the technology we are practicing.

   The successful entrance by our competitors into partnering arrangements or license agreements with academic research institutions will preclude us from pursuing those specific opportunities. Since each of these opportunities is unique, we may not be able to find an acceptable substitute.

Companies and universities that have licensed product candidates to us for clinical development and marketing are sophisticated competitors that could develop similar products to compete with our products.

   Licensing product candidates from other companies, universities, or individuals does not prevent them from developing non-identical but competitive products for their own commercial purposes, nor from pursuing patent protection in areas that are competitive with us. The individuals who created these technologies are sophisticated scientists and business people who may continue to do research and development and seek patent protection in the same areas that led to the discovery of the product candidates that they licensed to us. The development and commercialization of successful new drugs from our research program is likely to attract additional research by our licensors and by other investigators who have experience in developing products for the pain management market. By virtue of the previous research that led to the discovery of the drugs or product candidates that they licensed to us, these companies, universities, or individuals may be able to develop and market competitive products in less time than might be required to develop a product with which they have no prior experience.

Our agreements with our collaborators may not generate as much revenue as we anticipate and may not generate any future revenue.

   In July 1999, we granted SB Pharmaco Puerto Rico Inc., an affiliate of GlaxoSmithKline, an exclusive license to develop and commercialize ADL 2-1294 for use in products designed to treat dermal pain and itch, muscle pain and joint pain in all countries other than South Korea and North Korea. In April 2000, we granted Santen Pharmaceutical Co., Ltd. an exclusive license to develop and commercialize ADL 2-1294 for the treatment of ophthalmic pain in all countries other than South Korea and North Korea. Assuming defined clinical and regulatory milestones are met and sales are achieved, the affiliate of GlaxoSmithKline and Santen have full control and authority over the development, registration and commercialization of their respective product candidates, subject to their obligations to use reasonable efforts to develop, obtain regulatory approval and market their product candidates, taking into account the prospect for these product candidates. As a result, we have no control over the further development of these product candidates. Under our agreements with the affiliate of GlaxoSmithKline and with Santen, each company has the right in some circumstances to co-promote products it develops, pursuant to the license we granted it with other partners. The affiliate of GlaxoSmithKline and Santen may each terminate its agreement at its discretion on a country by country basis or on a product by product basis upon written notice to us if they determine that circumstances do not warrant further development of the products. Also, if the affiliate of GlaxoSmithKline determines that payment of any of the agreed-upon milestones or royalties would make development of the product commercially infeasible, the affiliate of GlaxoSmithKline has the right to adjust those payments downwards. In November 1997, we entered into a license agreement with Kwang Dong Pharmaceutical Co., Ltd. relating to the development and commercialization in South Korea and North Korea of our product candidate ADL 2-1294 for the indication of topical dermal pain. We devoted significant internal efforts and expenditures to the development of a formulation for this indication. To date, we have not transferred sufficient technology under the license agreement to allow commercialization of ADL 2-1294 in South Korea and North Korea. As a result, we do not anticipate material revenues under the license agreement in the foreseeable future.

It is difficult and costly to protect our intellectual property rights, and we cannot ensure their protection.

   Our commercial success will depend in part on obtaining patent protection on our products and successfully defending these patents against third party challenges. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict the breadth of claims allowed in our patents or those of our collaborators.

   Others have filed and in the future are likely to file patent applications covering products and technologies that are similar, identical or competitive to ours. The patent office has informed us that others may have patent applications that may overlap with a patent application that we have in-licensed covering certain receptors. We cannot assure you that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, nor that we or our licensor will not be involved in interference proceedings before the United States Patent and Trademark Office. Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could subject us to potential liability for damages and require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we or our collaborators would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. There has been, and we believe that there will continue to be, significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources.

   Although no third party has asserted a claim of infringement against us, we are aware of an issued patent that has expired for non-payment of a maintenance fee and that relates to methods of treatment of symptoms associated with the cold and flu. It is possible that the patent could be reinstated and that a claim could be asserted that certain ophthalmic uses of our ADL 2-1294 infringe this issued patent. Based on our investigations to date, including discussions with outside legal counsel, we do not believe that we infringe any valid and enforceable claims of the patent, although we have not received an opinion of patent counsel to that effect. If this patent is reinstated and is found to contain claims infringed by the use of our ADL 2-1294 product and such claims are ultimately found valid and enforceable, we may not be able to obtain a license at a reasonable cost, or at all. In that event, we would have to use an alternative method of delivery for ophthalmic products based on ADL 2-1294, which could materially reduce or eliminate the commercial viability of our ADL 2-1294 for ophthalmic uses.

   We rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to protect adequately our trade secrets or other proprietary information.

   We are a party to various license agreements that give us rights to use specified technologies in our research and development processes. If we are not able to continue to license this technology on commercially reasonable terms, our product development and research may be delayed. In addition, we generally do not control the prosecution of in-licensed technology, and accordingly are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology. For example, the University of California, San Diego is prosecuting the patent for additional claims regarding the use of ADL 2-1294 for the treatment of inflammatory pain.

   Our research collaborators and scientific advisors have rights to publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, our ability to receive patent protection or protect our proprietary information may be imperiled.

If we are unable to contract with third parties to manufacture our products in sufficient quantities and at an acceptable cost, we may be unable to meet demand for our products and lose potential revenues.

   Completion of our clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We will depend on our collaborators or third parties for the manufacture of compounds for preclinical, clinical and commercial purposes in their FDA-approved manufacturing facilities. Our products may be in competition with other products for access to these facilities and suitable alternatives may be unavailable. Consequently, our products may be subject to delays in manufacture if collaborators or outside contractors give other products greater priority than our products. For this and other reasons, our collaborators or third parties may not be able to manufacture these products in a cost-effective or timely manner. If the manufacture of these products is not performed in a timely manner, the clinical trial development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver products, if any are approved, on a timely basis could be impaired or precluded. We may not be able to enter into necessary third-party manufacturing arrangements on acceptable terms, if at all. Our dependence upon others for the manufacture of our products may adversely affect our future profit margin and our ability to commercialize products, if any are approved, on a timely and competitive basis. We do not intend to develop or acquire facilities for the manufacture of product candidates for clinical trials or commercial purposes in the foreseeable future.

If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize products.

   We currently have no sales, marketing or distribution capability. In order to commercialize products, if any are approved, we must internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. If we obtain FDA approval, we intend to market some products directly and rely on relationships with one or more pharmaceutical companies with established distributions systems and direct sales forces to market other products. To market any of our products directly, we must develop a marketing and sales force with technical expertise and with supporting distribution capabilities. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement for our products from third-party payors.

   The continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means will limit our commercial opportunity. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Cost control initiatives could decrease the price that any of our collaborators or we would receive for any products in the future and may impede patients' ability to obtain insurance. Further, cost control initiatives could adversely affect our collaborators' ability to commercialize our products, and our ability to realize royalties from this commercialization.

   Our ability to commercialize pharmaceutical products, alone or with collaborators, may depend in part on the extent to which reimbursement for the products will be available from:

  . government and health administration authorities;

  . private health insurers; and

  . other third-party payors.

If conflicts arise between our collaborators or advisors and us, they may act in their self-interest, which may be adverse to your best interests.

   If conflicts arise between us and our corporate or academic collaborators or scientific advisors, the other party may act in its self-interest and not in the interest of our stockholders. Some of our corporate or academic collaborators are conducting multiple product development efforts within each disease area that is the subject of the collaboration with us. Generally, in each of our collaborations, we have agreed not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may develop, either alone or with others, products in related fields that are competitive with the products or product candidates that are the subject of these collaborations. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in their withdrawal of support for our product candidates.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may have to limit commercialization of our products.

   The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry clinical trial insurance but do not carry product liability insurance. Our corporate collaborators or we may not be able to obtain insurance at a reasonable cost, if at all. While under various circumstances our corporate collaborators will indemnify us against losses, indemnification may not be available or adequate should any claim arise.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

   Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

Risks Related To This Offering

If our directors, officers and largest stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

   Based on their beneficial ownership as of July 31, 2001, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 45.09% of our common stock. Accordingly, they collectively may have the ability to determine the election of all our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.


Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

   Provisions of our amended and restated certificate of incorporation and restated by-laws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

   Our amended and restated certificate of incorporation provides for the Board of Directors to be divided into three classes, with the term of one such class expiring each year and we have eliminated the ability of the stockholders to consent in writing to the taking of any action pursuant to
Section 228 of the Delaware General Corporation Law.

   In addition, we adopted a shareholder rights plan designed to encourage parties seeking to acquire us to negotiate with and seek the approval of our Board of Directors.

Our stock price may be volatile, and your investment in our stock could decline in value.

   The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

  . announcements of technological innovations or new commercial products by our competitors or us;

  . developments concerning proprietary rights, including patents;

  . developments concerning our collaborations;

  . publicity regarding actual or potential medical results relating to products under development by our competitors or us;

  . regulatory developments in the United States and foreign countries;

  . litigation;

  . economic and other external factors or other disasters or crises; or

  . period-to-period fluctuations in our financial results.

   In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management's attention and resources.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------

   This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include statements about the following:

  . our product development efforts and the implications of their preliminary results;

  . the commercialization of our products, including the development of a sales and marketing force;

  . our intentions regarding the establishment of collaborations;

  . anticipated operating losses and capital expenditures;

  . anticipated regulatory filing dates and clinical trial initiation dates for our product candidates;

  . the status of regulatory approval for our product candidates; and

  . our intention to rely on third parties for manufacturing.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. Factors that might cause or contribute to discrepancies include, but are not limited to, those discussed elsewhere in this prospectus and the risks discussed in our other Securities and Exchange Commission ("SEC") filings, including our filings under the Securities Exchange Act.

   Market data and forecasts used in this prospectus, including, for example, estimates of the size and growth rates of the pain management market, have been obtained from independent industry sources. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size.

   The following discussion should be read in conjunction with our audited Consolidated Financial Statements and related Notes thereto included elsewhere in this prospectus.

                                USE OF PROCEEDS
-------------------------------------------------------------------------------

   We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

                                DIVIDEND POLICY
-------------------------------------------------------------------------------

   We have never declared or paid any cash dividends on our capital stock. We currently intend to retain our future earnings, if any, to support the growth and development of our business and do not anticipate paying cash dividends for the foreseeable future.

                            SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------

   The following selected financial data should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the three years ended December 31, 1998, 1999 and 2000 are derived from our consolidated financial statements which have been audited by KPMG LLP, independent certified public accountants, and are included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from audited financial statements not included in this prospectus. The consolidated selected financial data for the six month periods ended June 30, 2000 and 2001 and for the period from August 9, 1993 (inception) to June 30, 2001 are derived from our consolidated unaudited financial statements. Such consolidated unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. Consolidated operating results for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the year ending December 31, 2001. Historical results are not necessarily indicative of the results to be expected in the future and should be read in conjunction with the consolidated financial statements and notes thereto that are included in this prospectus.

   Please see Note 2 to our consolidated financial statements for an explanation of the method used to calculate the basic and diluted net loss per share allocable to common stockholders and the number of shares used in the computation of per share amounts.


                                                                                         Unaudited
                                                                            ------------------------------------
                                                                              Six Months Ended
                                    Years Ended December 31,                      June 30,         Period from
                           -----------------------------------------------  --------------------  August 9, 1993
Consolidated Statement of                                                                         (inception) to
operations data:            1996      1997      1998      1999      2000       2000       2001    June 30, 2001
-------------------------  -------  --------  --------  --------  --------  ----------- --------  --------------
                                                (In thousands, except per share data)
Grant and license
 revenues...............   $    --  $     --  $    150  $     11  $     44   $     18   $    562     $   767
Operating expenses
 incurred during the
 development stage:
 Research and
  development...........     3,695     3,700     7,074     7,398    15,884      5,955     15,218      55,180
 General and
  administrative........       649     1,585     2,277     3,698     7,626      3,394      6,158      22,392
                           -------  --------  --------  --------  --------   --------   --------     -------
Total operating
 expenses...............     4,344     5,285     9,351    11,096    23,510      9,348     21,376      77,572
                           -------  --------  --------  --------  --------   --------   --------     -------
Net interest income
 (expense)..............       272       486       385       404     2,228        329      3,900       7,649
                           -------  --------  --------  --------  --------   --------   --------     -------
 Net loss...............    (4,072)   (4,799)   (8,816)  (10,681)  (21,238)    (9,002)   (16,914)    (69,156)
Undeclared dividends and
 accretion of offering
 costs attributable to
 mandatorily redeemable
 convertible preferred..       764     1,408     1,704     2,430     4,103      1,578         --
Beneficial conversion
 feature of mandatorily
 redeemable preferred
 stock..................        --        --        --        --    48,906     12,306         --
                           -------  --------  --------  --------  --------   --------   --------
Net loss allocable to
 common stockholders.. .   $(4,836)  $(6,207) $(10,520) $(13,111) $(74,247)  $(22,886)  $(16,914)
                           =======  ========  ========  ========  ========   ========   ========
Basic and diluted net
 loss per share
 allocable to common
 stockholders...........   $ (6.31) $  (6.80) $ (10.59) $ (12.55) $ (13.99)  $ (15.47)  $  (0.59)
Shares used in computing
 basic and diluted net
 loss per share
 allocable to common
 stockholders...........       766       912       993     1,045     5,307      1,479     28,490
                                       As of December 31,
                           -----------------------------------------------   June 30,
Consolidated Balance                                                           2001
sheet data:                 1996      1997      1998      1999      2000    (unaudited)
--------------------       -------  --------  --------  --------  --------  -----------
                                               (In thousands)
Cash, cash equivalents
 and short-term
 investments............   $ 5,071  $ 10,710  $ 12,046  $  5,264  $131,630   $177,504
Working capital.........     4,378     9,670    10,024     3,069   128,671    173,861
Total assets............     5,738    11,508    12,773     6,258   135,610    183,680
Total long-term debt....       255       174        66        --       215         --
Mandatorily redeemable
 convertible preferred
 stock..................    11,105    21,375    30,475    33,000        --         --
Deficit accumulated
 during the development
 stage..................    (6,708)  (11,507)  (20,322)  (31,004)  (52,242)   (69,156)
Total stockholders'
 equity (deficit).......    (6,568)  (11,264)  (19,913)  (29,590)  129,040    175,537

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

   The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by forward-looking information due to factors discussed under "Risk Factors" and "Business" and elsewhere in this prospectus.

Overview

   We have devoted substantially all of our resources since we began our operations in November 1994 to the discovery and development of proprietary pharmaceutical products for the treatment of pain and the side effects that are caused by current pain treatments. We are a development stage pharmaceutical company and have not generated any revenues from product sales. We have not been profitable and, since our inception, we have incurred a cumulative net loss of approximately $69.2 million through June 30, 2001. These losses have resulted principally from costs incurred in research and development activities and general and administrative expenses. We have six product candidates in Phase III or Phase II clinical trials and several compounds in Phase I clinical trials and preclinical studies.


   Our revenues in the near term are expected to consist primarily of milestone payments on certain of our product candidates licensed to others for development. These payments are dependent on continued development and achievement of certain clinical and regulatory milestones by licensees and will not, in any event, be material relative to our operating expenses. In the event that our development efforts or those of our licensees result in regulatory approval and successful commercialization of our product candidates, we will generate revenues from sales of our products and from the receipt of royalties on sales of licensed products. Product revenues will depend on our ability to receive regulatory approvals for, and successfully market, our product candidates.

   We expect to incur additional operating losses for at least the next several years. Research, development and clinical trial costs relating to product candidates will continue to increase. Manufacturing, marketing and sales costs will increase as we prepare for the commercialization of ADL 8-2698 which, assuming regulatory approval, we expect to occur in 2003.

   We intend to expand our marketing activities in 2001, 2002 and 2003 in preparation for the establishment of a sales force for our product candidates in the United States. In international markets, we intend to rely on collaborations with pharmaceutical companies to market and sell our product candidates rather than establish our own sales force.

Milestone Payments, Royalties and License Fees

   We paid Roberts Laboratories, Inc., which merged with Shire Pharmaceuticals, plc, a total of $600,000 through June 30, 2001 for the exclusive worldwide license to ADL 8-2698. Our license agreement with Roberts requires us to make payments to Roberts if and when two milestones are achieved. Roberts licensed the rights to ADL 8-2698 from Eli Lilly, and Eli Lilly consented to the assignment by Roberts to us of Roberts' rights and obligations. Under the agreement with Eli Lilly, we will make a milestone payment to Eli Lilly if and when we receive FDA approval to sell ADL 8-2698. We will be required to pay royalties to Eli Lilly and Roberts on any sales of ADL 8-2698.


   Under an agreement with Oregon Health Sciences University, we paid Oregon Health Sciences University a non-creditable, non-refundable license issuance fee for a nonexclusive license for the use of patented inventions conceived which relate to an opioid receptor. There are no other payments or royalties under this agreement.

   Under an agreement with Arch Development Corporation, the technology transfer office of the University of Chicago, we obtained an exclusive worldwide license covering the nucleotide sequence encoding the mammalian kappa opioid receptor and related opioid receptor technologies. We reimbursed Arch Development Corporation for certain patent expenses incurred as of the date of the agreement and will reimburse Arch Development Corporation for future patent expenses. In addition we will make a license payment, milestone payments and royalty payments on future net sales of products discovered, if any, utilizing this technology.

Changes in Securities


   On May 31, 2001, we sold 3,000,000 shares of newly issued common stock to institutional investors at a price of $20.00 per share. We realized net proceeds of approximately $59.8 million from this offering. The 3,000,000 shares of common stock are registered on the registration statement of which this prospectus is a part.



Results of Operations



Six Months Ended June 30, 2001 and 2000


   Grant and license revenues. Our grant and license revenues were $562,216 and $17,544 for the six months ended June 30, 2001 and 2000, respectively. Revenues recognized for the six months ended June 30, 2001 included a milestone payment of $500,000 from an affiliate of GlaxoSmithKline, $13,158 which is a portion of the $500,000 license fee received from the same affiliate of GlaxoSmithKline on signing the license agreement in July 1999 and $13,158 which is a portion of the $500,000 license fee received from Santen Pharmaceutical Co., Ltd. on signing a license agreement with that company in April 2000. Revenue recognized for the six months ended June 30, 2000 consisted of $13,158 which is a portion of the $500,000 license fee received from the same affiliate of GlaxoSmithKline in July 1999 and $4,386 which is a portion of the $500,000 license fee received from Santen Pharmaceutical Co., Ltd. on signing that agreement in April 2000. The license fee revenues are being recognized over the remaining life of the patents that were licensed in those collaborations.


   Research and development expenses. Our research and development expenses consist primarily of salaries and other personnel-related expenses, costs of clinical trials, costs to manufacture drug candidates, stock-based compensation and other research expense. Research and development expenses increased to approximately $15.2 million for the six months ended June 30, 2001 from approximately $6.0 million for the six months ended June 30, 2000. This increase is primarily due to the costs of developing our product candidates as well as higher personnel costs resulting from increased staffing levels. In the six months ended June 30, 2001, the costs of conducting Phase I and Phase II clinical trials and continuing Phase III clinical trials and the costs of manufacturing the clinical trial materials for ADL 8-2698 increased by approximately $5.0 million compared to the same period in 2000. Laboratory costs increased by approximately $0.5 million compared to the same period in 2000. In addition, we paid a license fee of approximately $0.2 million in 2001. Personnel costs increased by approximately $2.0 million compared to the same period in 2000. Amortization of deferred stock-based compensation expenses increased by $1.1 million in the six months ended June 30, 2001 compared to the same period in 2000. An increase in other expenses, including office rent and office expense, compared to the same period in 2000 resulted from an increase in office space because of additional personnel.


   General and administrative expenses. Our general and administrative expenses increased to approximately $6.2 million for the six months ended June 30, 2001 from approximately $3.4 million in the six months ended June 30, 2000, an increase of $2.8 million. The increase is primarily due to approximately $0.5 million of higher amortization of deferred stock-based compensation expense, approximately $0.6 million of higher payroll expenses related to additional personnel, approximately $1.3 million of marketing research, and an increase of other expenses including insurance, office rent and office expense.


   Net interest income (expense). Our interest income increased to approximately $4.0 million for the six months ended June 30, 2001 from approximately $0.3 million for the same period in 2000 due to investment returns on the proceeds from our initial public offering in November 2000, the sale of Series G and H mandatorily redeemable convertible preferred stock in January and July 2000, respectively, and the issuance of common stock in a follow-on round of financing in May 2001. Our interest expense represents interest incurred on the financing of insurance premiums.

   Net loss. Our net loss for the six months ended June 30, 2001 and 2000 was approximately $16.9 million and $9.0 million, respectively. The increase in the net loss reflects higher costs associated with the expansion of Phase II and Phase III clinical development, higher manufacturing costs for the clinical trial materials for ADL 8-2698 and increased staffing levels.


   Net loss allocable to common stockholders. Our net loss allocable to common stockholders was approximately $16.9 million for the six months ended June 30, 2001 compared to approximately $22.9 million in the same period of 2000. Although our net loss increased by approximately $7.9 million, the net loss allocable to common stockholders decreased because of the elimination of the undeclared dividends on mandatorily redeemable convertible preferred stock and beneficial conversion charges in the six months ended June 30, 2001.


   Beneficial Conversion Feature. In January 2000, we sold 12,306,000 shares of mandatorily redeemable convertible Series G preferred stock for net proceeds of approximately $12.3 million. After evaluating the fair value of our common stock in contemplation of our initial public offering, we determined that the issuance of the mandatorily redeemable convertible Series G preferred stock resulted in a beneficial conversion feature calculated in accordance with Emerging Issues Task Force consensus No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features." Because the shares of mandatorily redeemable convertible Series G preferred stock were issued below their fair value, a beneficial conversion feature of $12.3 million was reflected in calculating the net loss allocable to common shareholders for the six months ended June 30, 2000. The beneficial conversion feature cannot exceed the proceeds from the sale of the securities.


Years Ended December 31, 2000 and 1999

   Grant and license revenues. Our grant and license revenues were $43,860 and $10,965 for the year ended December 31, 2000 and 1999, respectively. Revenues recognized for the year ended December 31, 2000 consisted of $26,316 which is a portion of the $500,000 license fee received from an affiliate of GlaxoSmithKline on signing that agreement in July 1999, and $17,544 which is a portion of the $500,000 license fee received from Santen Pharmaceutical Co., Ltd. on signing that agreement in April 2000. Revenue recognized for the year ended December 31, 1999 consisted of the portion of the affiliate of the GlaxoSmithKline agreement signed in July 1999. These revenues are being recognized on a straight line basis over the remaining life of the patents that were licensed in those collaborations.

   Research and development expenses. Our research and development expenses consist primarily of salaries and other personnel-related expenses, costs of clinical trials, costs to manufacture drug candidates, stock-based compensation and other research expenses. Research and development expenses increased to approximately $15.9 million for the year ended December 31, 2000 from $7.4 million for the year ended December 31, 1999. This increase is primarily due to the costs of developing our product candidates as well as higher personnel costs resulting from increased personnel. In the year 2000, the costs of conducting Phase I, Phase II and the initiation of Phase III clinical trial activities and the costs of manufacturing the clinical trial materials for ADL 8-2698 increased by approximately $4.9 million compared to the same period in 1999. Personnel costs increased by approximately $1.6 million in the year ended December 31, 2000 compared to the same period in 1999. Amortization of deferred stock-based compensation expenses increased by $1.7 million in the year ended December 31, 2000 compared to the same period in 1999. However, clinical development costs for ADL 2-1294 were lower by approximately $0.8 million for the year ended December 31, 2000 compared to the same period in 1999 because the affiliate of GlaxoSmithKline and Santen are now responsible for those costs.

   General and administrative expenses. Our general and administrative expenses increased to approximately $7.6 million for the year ended December 31, 2000 from approximately $3.7 million in the same period in 1999, an increase of $3.9 million. The increase is primarily due to approximately $1.2 million of higher amortization of deferred stock-based compensation expense, approximately $1.3 million for higher personnel expenses related to additional personnel and approximately $1.1 million of expenses which were incurred in connection with our postponed initial public offering in April 2000.

   Net interest income (expense). Our interest income increased from $424,667 for the year ended December 31, 1999 to $2.3 million for the year ended December 31, 2000 due to investment returns on the proceeds from the sale of our initial public offering in November 2000 and the sale of Series G and H preferred stock in January 2000 and July 2000, respectively. Our interest expense represents interest incurred on equipment financing facility and the financing of insurance premiums.

   Net loss. Our net loss for the years ended December 31, 1999 and 2000 was $10.7 million and $21.2 million, respectively. The increase in the net loss reflects higher costs associated with the expansion of Phase II clinical development and manufacturing costs for ADL 8-2698, increased staffing levels and costs for the postponed initial public offering.

   Net loss allocable to common stockholders. Our net loss allocable to common stockholders was approximately $13.1 million for the year ended December 31, 1999 compared to approximately $74.2 million in the same period of 2000. The increase reflects the increase in the net loss of $10.5 million, an increase in undeclared dividends and accretion of offering costs related to the convertible preferred stock of $1.7 million and a beneficial conversion on mandatorily redeemable Series G and H convertible preferred stock of $12.3 million and $36.6 million respectively.

   Beneficial Conversion Feature. In January 2000, we sold 12,306,000 shares of mandatorily redeemable Series G convertible preferred stock for net proceeds of $12.3 million. In July 2000, we sold 23,921,425 shares of mandatorily redeemable convertible Series H preferred stock for net proceeds of $36.6 million. After evaluating the fair value of our common stock in contemplation of the Company's initial public offering, we determined that the issuance of the Series G and H convertible preferred stock resulted in a beneficial conversion feature calculated in accordance with Emerging Issues Task Force consensus No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features." Because the shares of Series G and H mandatorily redeemable convertible preferred stock were issued below the deemed fair value of our common stock, a beneficial conversion feature of $48.9 million was reflected in calculating the net loss allocable to common shareholders for the year ended December 31, 2000.

Years Ended December 31, 1999 and 1998

   Grant and license revenues. Our grant and license revenues were $10,965 for the year ended December 31, 1999 compared to $149,983 in the same period in 1998, a decrease of $139,018. The revenue of $10,965 in 1999 represents a portion of the $500,000 license fee received from an affiliate of GlaxoSmithKline on signing the agreement in July 1999. This revenue is being recognized over the remaining life of the patents that were licensed in that collaboration. Revenues in 1998 included $99,983 from a Phase I federal Small Business Innovation Research, or SBIR, grant and $50,000 from contract research revenue. We have no future obligations in connection with these revenues.

   Research and development expenses. Our research and development expenses increased from approximately $7.1 million for the year ended December 31, 1998 to approximately $7.4 million in the same period in 1999. Clinical development costs for dermal pain and itch indications of ADL 2-1294 were lower by approximately $2.5 million in 1999 compared to 1998 because an affiliate of GlaxoSmithKline licensed the rights to those indications and is now responsible for the development expenses. In 1999, research and development costs increased by approximately $2.1 million for the initiation of the Phase I and Phase II clinical program for ADL 8-2698 and increased by approximately $1.0 million for the initiation of the Phase I and Phase II clinical trials for ADL 10-0101. Research and development expenses for ADL 2-1294 for the treatment of ophthalmic pain decreased in 1999 compared to 1998 by approximately $0.2 million.

   General and administrative expenses. Our general and administrative expenses increased to approximately $3.7 million for the year ended December 31, 1999 compared to $2.3 million in the same period in 1998, an increase of approximately $1.4 million. This increase is primarily due to approximately $776,000 of higher compensation expense relating to stock option grants, approximately $226,000 for higher payroll expenses related to additional personnel and approximately $478,000 in increased consulting and professional fees.

   Net interest income (expense). Our interest income was approximately the same for the years ended December 31, 1999 and 1998 at $424,667 and $412,975, respectively, because we had approximately the same average invested balances in both years. Our interest expense for the same periods was $21,142 and $28,028. Interest expense represents interest incurred on an equipment financing facility.

   Net loss. Our net loss was approximately $10.7 million for the year ended December 31, 1999 compared to approximately $8.8 million in the same period of 1998. The increase reflects costs associated with expanded Phase II clinical development costs together with higher personnel related costs.

   Net loss allocable to common stockholders. Our net loss allocable to common stockholders was approximately $10.5 million for the year ended December 31, 1998 compared to approximately $13.1 million in the same period of 1999. The increase reflects the increase in the net loss of approximately $1.9 million and an increase in undeclared dividends attributable to mandatorily redeemable convertible preferred stock of approximately $726,000.

Liquidity and capital resources



   As of June 30, 2001, we had cash, cash equivalents and short term investments of approximately $177.5 million, and our working capital was approximately $173.9 million.


   From inception through June 30, 2001, net cash used in operating activities was approximately $55.7 million. Net cash used in investing activities since inception was approximately $85.7 million and was used primarily for the acquisition of laboratory equipment, leasehold improvements, furniture and fixtures and office equipment, and the net purchases of short-term investments.


   From inception through June 30, 2001, we have financed our operations primarily from the net proceeds generated from the issuance of mandatorily redeemable convertible preferred stock, the issuance of common stock in our initial public offering and the issuance of common stock in a follow-on round of financing in May 2001. As of June 30, 2001, we had received total net proceeds of approximately $79.1 million from the sales of mandatorily redeemable convertible preferred stock. In November 2000, we received net proceeds of approximately $95.0 million from our initial public offering. In May 2001, we received net proceeds of approximately $59.8 million from a follow-on offering of shares of our common stock.


   Our capital expenditures in the six months ended June 30, 2001 were approximately $1.4 million.


   We lease our corporate and research and development facilities under three operating leases expiring on October 15, 2002, November 30, 2002 and May 31, 2003. Current total minimum annual payments under these leases are $722,345 in 2001, $849,810 in 2002 and $153,885 in 2003.


   Research and development expenditures, including clinical trial expenditures, are expected to increase as we continue to develop new product candidates. We expect that our operating expenses and capital expenditures will increase in future periods as a result of the manufacturing scale-up and in anticipation of commercialization of our product candidates, assuming we receive the necessary regulatory approvals. The initiation of commercial activities will require the hiring of additional staff to coordinate contract-manufacturing services at multiple locations. Sales and marketing activities will require hiring and training of a sales and marketing staff in 2001, 2002 and 2003. As of June 30, 2001, we may be required to pay up to an aggregate of $6.0 million upon the occurrence of certain future clinical and regulatory events under various agreements (including our agreement with Eli Lilly). We also intend to hire additional research and development, clinical and administrative staff. Our capital expenditure requirements will depend on numerous factors, including the progress of our research and development programs, the time required to file and process regulatory approval applications, the development of commercial manufacturing capability, the ability to obtain additional licensing arrangements, and the demand for our product candidates, if and when approved by the FDA or other regulatory authorities.

Recently Issued Accounting Pronouncements


   In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS No. 141 will have an impact on its consolidated financial statements.


   In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires goodwill and other intangible assets with indefinite lives to no longer be amortized, but instead tested for impairment at least annually. In addition, the standard includes provisions for the reclassification of certain existing intangibles as goodwill and reassessment of the useful lives of existing recognized intangibles. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company does not believe that the adoption of SFAS No. 142 will have an impact on its consolidated financial statements.


   We believe that our current cash and investment position will be sufficient to fund our operations and capital expenditures at least through the third quarter of 2003.

Income Taxes

   As of December 31, 2000 we had approximately $26,259,000 of Federal and $26,683,000 of state net operating loss carryforwards available to offset future taxable income. The Federal and state net operating loss carryforwards will begin expiring in 2009 and 2005, respectively, if not utilized. In addition, the utilization of the state net operating loss carryforwards is subject to a $2 million annual limitation. At December 31, 2000, we also had approximately $547,000 of Federal and $35,000 of state research and development tax credit carryforwards, which begin expiring in 2011, and are available to reduce Federal and state income taxes.

   The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual use of net operating loss and research and development tax credit carryforwards (following certain ownership changes, as defined by the Act) that could significantly limit our ability to utilize these carryforwards. We may have experienced various ownership changes, as defined by the Act, as a result of past financings. Additionally, because United States tax laws limit the time during which these carryforwards may be applied against future taxes, we may not be able to take full advantage of these attributes for Federal income tax purposes.

          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------------------------------------------------------------------------------

   A substantial portion of our assets are investment grade debt instruments such as direct obligations of the U.S. Treasury and corporate securities, including commercial paper and corporate debt instruments. The market value of such investments fluctuates with current market interest rates. In general, as rates increase, the market value of a debt instrument would be expected to decrease. The opposite is also true. To minimize such market risk, we have in the past and, to the extent possible, will continue in the future to hold such debt instruments to maturity at which time the debt instrument will be redeemed at its stated or face value. Due to the short duration and nature of these instruments, we do not believe that we have a material exposure to interest rate risk related to our investment portfolio. The investment portfolio at June 30, 2001 was approximately $82.4 million, and the weighted average interest rate was approximately 5.2%.

                                   BUSINESS
-------------------------------------------------------------------------------

Our Company

   We are a therapeutic-based biopharmaceutical company. We discover, develop and plan to commercialize proprietary pharmaceutical products for the treatment of pain and the side effects that are caused by current pain treatments. We have a portfolio of small molecule product candidates that are in various stages of development ranging from preclinical studies to Phase I through Phase III clinical trials. Our lead product candidate, ADL 8-2698, is designed to selectively block the effects of narcotic analgesics on the gastrointestinal tract. In Phase II clinical trials, ADL 8-2698 reduced post-operative bowel dysfunction, or ileus, thereby speeding the recovery of normal bowel function following abdominal surgery. In separate phase II clinical trials, ADL 8-2698 has been shown to prevent or reverse symptoms of opioid bowel dysfunction, including constipation, bloating and cramping, in patients receiving chronic narcotic analgesics. Our analgesic product candidates are designed to treat moderate-to-severe pain and itch. We are also developing a combination narcotic analgesic product that is intended to reduce the most prevalent and severe side effects of morphine and other narcotic analgesics, such as constipation, nausea and vomiting. Since most of our product candidates target peripheral opioid receptors (those outside of the central nervous system), they should not exhibit the dose-limiting central nervous system side effects of existing narcotic analgesics. We believe our product candidates and drug discovery and development expertise have potential applicability to a broad range of pain and itch conditions. For the year ended April 30, 2001, combined prescription sales in the pain management market were $12.7 billion in the United States, a 24% increase compared to the prior year period, and are estimated to be in excess of $26 billion worldwide.

   Currently marketed analgesics have well-defined adverse side effects that limit their ability to meet the needs of physicians and their patients. Moreover, the increased emphasis on treating pain has highlighted the need for improved products. We believe our product candidates address significant unmet needs in the pain management market. In addition, we believe we may create new pain management markets with some of our product candidates because their mechanisms of action may provide effective pain relief or relief of narcotic analgesic side effects in areas where existing analgesics or other symptom management products have limited effectiveness.

   Our drug discovery capabilities and pipeline of product candidates originate through a combination of internal research and development activities, in-licensed technologies and in-licensed product candidates. Our initial drug discovery and development activities focus on three aspects of pain management:

  . reversal or prevention of gastrointestinal effects of narcotic analgesics administered following surgical procedures or for the treatment of pain;

  . novel mu and kappa analgesics that act on peripheral opioid receptors and not in the central nervous system; and

  . narcotic analgesic products with significantly reduced side effects.

   We completed three Phase II clinical trials with our lead compound, ADL 8-2698, for the management of post-operative ileus that frequently follows abdominal surgery. We also completed multiple Phase I and Phase II clinical trials that indicate that ADL 8-2698 may be effective in preventing or reversing the severe constipating effects associated with opioid bowel dysfunction. Based on our initial clinical results, we have conducted an exploratory Phase I clinical trial for ADL 8-2698 co-administered with morphine, with a goal of producing a combination narcotic analgesic product that treats moderate-to-severe pain without inducing nausea or other adverse gastrointestinal effects associated with current narcotic analgesic therapies.

   We have additional compounds in clinical development that target peripheral opioid analgesia receptors. Our compound ADL 10-0101, which is being developed for the treatment of visceral and post-operative pain, is in a Phase II clinical trial for the treatment of visceral pain. In addition, we recently completed a Phase I clinical trial to evaluate the ability of ADL 10-0101 to relieve dermal itch caused by topical application of a poison ivy extract. We have completed Phase II clinical trials for an eye drop formulation of ADL 2-1294 for the treatment of pain from corneal abrasion or ophthalmic surgery. We have also completed two Phase I clinical trials with topical dermal formulations of ADL 2-1294 where it demonstrated preliminary efficacy in the treatment of dermal burn pain. An affiliate of GlaxoSmithKline, formerly SmithKline Beecham, our development partner for the commercialization of the dermal product candidate, is developing topical ADL 2-1294 under an exclusive license from us for the treatment of dermal pain and itch. We received a formulation development milestone payment from an affiliate of GlaxoSmithKline in April 2001. Santen Pharmaceutical Co., Ltd. is developing topical ADL 2-1294 under a worldwide license from us (excluding South Korea and North Korea) for the treatment of ophthalmic pain.

   We plan to build a sales and marketing organization to sell our products to hospitals, surgeons, oncologists and pain management specialists. We intend to enter into strategic marketing agreements with, and grant additional licenses to, pharmaceutical companies to gain access to broader market segments, including general practitioners and international markets.

Overview Of Pain Management Industry

   Over 100 million patients experience acute or chronic pain annually in the United States caused by headache, muscle strains and sprains, arthritis, trauma, cancer, surgery and back injuries, among others. Because pain impairs one's ability to carry out a productive life, pain in general and chronic pain in particular are serious health and economic problems.

   There has been an increasing focus on pain management in the healthcare industry. Recently published guidelines of the World Health Organization and the United States Agency for Health Care Policy and Research encourage the use of stronger analgesic therapy for treating cancer pain. In 1991, the American Board of Medical Specialties designated the treatment of pain as a recognized specialty for physicians. The number of physicians receiving specialty training in pain management increased from 446 in 1993, the first year in which certifications were granted, to a total of over 2,200 in 1999. In addition, as of 1999, all United States hospitals and health care facilities have been required to assess the adequacy of pain treatment for each patient on a daily basis to achieve accreditation by the Joint Commission on Accreditation of Healthcare Organizations.

   Types of Pain. Pain is commonly classified into three broad categories based upon its presumed cause and sensory characteristics: somatic pain, visceral pain and neuropathic pain. Somatic pain can be produced by injuries to skin, muscle, bones or joints and is typically characterized as a sharp pain that is localized to an area of injury. Visceral pain can be produced by distention, injury or inflammation of internal organs and is typically characterized by diffuse, poorly localized, dull and vague pain. Neuropathic pain can be produced by injuries or inflammation of nerves and is typically characterized by diffuse, burning pain. Patients may simultaneously experience more than one type of pain.

   Pain management market. Prescription pain management sales for the twelve months ended April 30, 2001 were $12.7 billion in the United States. Growth in the pain management market has been significant in recent years and is expected to continue. The prescription pain management market in the United States grew 6% per year from 1994 to 1998, and grew 24% between May 1, 2000 and April 30, 2001. This accelerating growth rate appears to be primarily attributable to recent product introductions in this market. For example, COX-2 inhibitors, which are non-narcotic prescription analgesics, were introduced early in 1999, and had 1999 sales of $1.5 billion and sales for the twelve months ended April 30, 2001 of approximately $4.1 billion. We believe that the rapid acceptance of COX-2 inhibitors illustrates that there are still many unmet medical needs in the pain management market and that physicians are willing to prescribe new and improved products as they become available.

   Sales of prescription pain management products in the United States are shown in the following table:

                                                              U.S. Sales
                                                        (For the twelve months
                                                           ended April 30)
Market Segment                                           1999   2000    2001
--------------                                          -------------- -------
                                                            (In Billions)
Moderate-to-severe pain (Narcotic analgesics).......... $  3.0 $   3.5 $   4.3
                                                        ====== ======= =======
Mild-to-moderate pain (NSAIDs, COX-2 inhibitors,
 Acetaminophen)........................................ $  3.1 $   4.8 $   6.2
                                                        ====== ======= =======
Topical pain, itch and special purpose analgesics
 (Corticosteroids, antihistamines).....................   $1.8 $   2.0 $   2.2
                                                        ====== ======= =======
  Total U.S. Pain Management Market.................... $  7.9 $  10.3 $  12.7
                                                        ====== ======= =======

   The pain management market for drugs used to treat patients with moderate-to-severe and mild-to-moderate pain is growing due to the following factors:

  . increasing recognition of the need for effective pain management and its therapeutic benefits;

  . rapid market acceptance of new products with novel mechanisms of action;

  . targeted markets that permit cost-effective selling and marketing; and

  . growth in the aged population with an associated increased incidence of pain.

   Current therapies to counteract pain. Narcotic analgesics such as morphine are considered the most effective analgesics and are widely used to treat patients with moderate-to-severe pain. These narcotic analgesics produce pain relief by stimulating opioid receptors in the central nervous system, which consists of the brain and spinal cord. Advances in narcotic analgesics during the past 20 years have primarily been in improved methods for the delivery of existing narcotic analgesics rather than the discovery of new drugs. Patients who suffer severe pain may simultaneously receive more than one formulation of narcotic analgesics and may receive other classes of analgesic medications.

   Non-narcotic analgesics, including acetaminophen and non-steroidal anti-inflammatory drugs, or NSAIDs, such as ibuprofen, are widely used to treat mild-to-moderate pain. NSAIDs are thought to produce analgesia by inhibiting activity of cyclooxygenase enzymes (COX-l and COX-2), thereby reducing inflammation at the site of injury or disease. Some NSAIDs require a prescription and others are available as over-the-counter medications. Recent advances in NSAID analgesia have focused on reducing adverse GI side effects.

   Deficiencies of current therapies to counteract pain. Although morphine and other narcotic analgesics are considered the most effective analgesics, many patients who use them do not obtain complete pain relief, and they are ineffective for other patients. Narcotic analgesics also produce a wide range of adverse side effects that may include opioid bowel dysfunction, sedation, nausea, vomiting, decreased respiratory function, addiction and death. In addition, due to their potential for abuse, narcotic analgesics are strictly regulated by the United States Drug Enforcement Agency, or DEA, under the Controlled Substances Act, which imposes strict registration, record-keeping and reporting requirements, security controls and restrictions on narcotic analgesic prescriptions.

   Although NSAIDs are generally effective for mild or moderate pain, many patients are unable to tolerate NSAIDs because of GI side effects. Traditional NSAIDs can produce significant adverse effects on the stomach and GI tract, including GI ulcers and bleeding. In addition, prolonged use can cause liver and kidney failure. COX-2 inhibitors appear to produce fewer GI ulcers than NSAIDs but may be less effective for acute pain. For most patients with moderate-to-severe pain, NSAIDs and COX-2 inhibitors do not produce complete pain relief.

Background On Post-Operative Ileus

   Post-operative ileus is a form of temporary bowel dysfunction that regularly follows abdominal surgery and certain other surgeries for hospitalized patients. Post-operative ileus is characterized by abdominal distention, lack of bowel sounds and lack of passage of flatus and stool. Other symptoms include nausea, vomiting, bloating, and stomach cramps. These symptoms may prevent drinking or eating, prolong recovery from surgery, and may extend hospital length of stay. Clinical trials indicate that the use of narcotic analgesics to treat post-operative pain delays recovery of normal bowel function. Since virtually all patients receive morphine or other narcotic analgesics for pain relief after major surgery, current post-operative pain treatment may actually slow recovery of normal bowel function, delay time until patients can drink or eat, delay hospital discharge and therefore increase the cost of medical care.

   There are no effective United States Food and Drug Administration ("FDA") approved treatments for post-operative ileus or for the prolonging effects of narcotic analgesics on ileus. Of the approximately 30 million annual surgical procedures in the United States, it is estimated that more than five million patients are likely to experience post-operative ileus. Nearly all of the patients having abdominal surgery will experience post-operative ileus, but other surgical procedures may be less likely to produce post-operative ileus. Our market research indicates that physicians will use a drug prophylactically to prevent post-operative ileus when they believe that a patient has a moderate to high probability of prolonged hospitalization due to post-operative ileus. We believe that these patients will comprise the addressable market for an ADL 8-2698 post-operative ileus product.

Background On Opioid Analgesia

   Pain transmission signals. When tissues such as the skin, muscles and joints become inflamed or are injured, pain receptors in those tissues are activated, and electrical pain signals are transmitted from the injured tissues through nerve fibers into the spinal cord. Within the spinal cord, the electrical pain signals are received by a second set of nerve fibers that continue the transmission of the signal up the spinal cord and into the brain. Within the brain, additional nerve fibers transmit the electrical signals to the "pain centers" of the brain where these signals are perceived as pain. Pain receptors are also present in internal, or visceral, organs such as the intestines, uterus, cervix and bladder. These pain receptors also send pain signals when the organs are inflamed or distended.

   Opioid receptors block pain transmission signals. Opioid receptors located on the surface of nerves that transmit pain signals, block transmission of pain when activated by drugs specific for those receptors. There are three types of opioid receptors, mu, kappa and delta, each of which produces analgesia. All marketed narcotic analgesic drugs interact with mu opioid receptors in the brain and spinal cord. When these central nervous system opioid receptors are activated with narcotic analgesics such as morphine, the perception of pain is reduced. However, activating these opioid receptors in the brain with morphine-like narcotic analgesics often results in serious side effects such as sedation, decreased respiratory function and addiction. Because of the potential to cause addiction, drugs that are able to activate mu opioid receptors in the brain (morphine-like narcotic analgesics) are regulated, or scheduled, under the Controlled Substances Act.

   Compounds that activate kappa opioid receptors in the brain also produce analgesia and sedation but are far less likely than morphine to decrease respiratory function. Studies in animals and humans suggest that opioid drugs that activate the kappa receptors are unlikely to cause addiction. However, prototype kappa opioid compounds that were designed to work in the brain have produced adverse central nervous system side effects, including visual and auditory disturbances, unpleasant mood changes and hallucinations. These side effects have prevented the development of centrally-acting kappa analgesics that act on receptors in the central nervous system.

Our Approach To Pain Management

   Peripheral opioid analgesia. Scientists have shown that mu and kappa opioid receptors are present on nerve endings in the skin, joints and visceral organs. Activation of these opioid receptors, which are outside of the central nervous system, with mu or kappa opioid analgesics reduces pain related to injury or inflammation by decreasing pain transmission from the peripheral nerves into the spinal cord. Proof-of-concept studies in animals and humans have shown that small doses of morphine, applied locally to inflamed tissues such as skin, joints and eyes are effective in reducing pain. These findings demonstrate the effectiveness of stimulating peripheral mu opioid receptors to produce pain relief. These findings have created the opportunity for us to develop an entirely new class of analgesics that selectively stimulate opioid receptors in inflamed tissues but do not stimulate opioid receptors in the central nervous system thereby avoiding central nervous system side effects. These pain medications are called peripheral analgesics. Our peripheral analgesics are effective in preclinical studies of pain and itch, and our peripheral kappa opioid analgesics are effective in blocking the visceral pain originating from internal organs such as the bowel and cervix. In our preclinical studies, our peripheral analgesics have delivered near complete pain relief without detectable side effects at therapeutic doses. Because our peripheral analgesics do not readily cross the blood-brain barrier and appear to have limited or no effect on the brain at therapeutic doses, they do not cause addiction or other adverse central nervous system side effects. These peripheral analgesics should not cause sedation, decreased respiratory function or addiction. As a result, we expect that these analgesics will not be subject to United States Drug Enforcement Agency regulation under the Controlled Substances Act.

   Peripheral opioid receptors in the GI tract. Just as there are opioid receptors on peripheral nerves that regulate the transmission of pain signals into the spinal cord, there are also opioid receptors in the GI tract that regulate bowel functions such as motility and water absorption. Stimulation of these bowel mu opioid receptors by morphine or other narcotic analgesics causes constipation associated with opioid bowel dysfunction. Scientists have shown that blocking these receptors with opioid receptor antagonist drugs during administration of morphine or other narcotic analgesics prevents or reverses the effects of opioid bowel dysfunction. However, currently available opioid receptor antagonist drugs also cross the blood-brain barrier and have the potential to reverse the analgesic properties of morphine and other narcotic analgesics. These findings have created the opportunity to develop a new class of therapeutics called GI tract-restricted narcotic antagonists. GI tract-restricted narcotic antagonists, when co-administered with narcotic analgesics, block the side effects of the narcotic analgesics on the GI tract but do not block the desired analgesic activity of narcotic drugs because the antagonists are not absorbed systemically and do not cross the blood-brain barrier.

   Development of peripherally-restricted products. We use our biological, chemical and analytical technology expertise to create proprietary peripheral analgesics and GI tract-restricted narcotic antagonists. Within our analgesia program, we use computer-assisted chemical design technology and medicinal chemistry to synthesize compounds that do not readily pass the blood-brain barrier into the central nervous system. We then use cloned human mu, kappa and delta opioid receptors to select the compounds that are effective at very low concentrations and that are highly specific for one receptor type (usually kappa) over other receptor types. We conduct preclinical studies to confirm the analgesic activity of the compounds and to confirm that the compounds are not passing through the blood-brain barrier to give central nervous system side effects. We have demonstrated in a number of preclinical trials of inflammatory and visceral pain that our peripherally restricted kappa analgesics are as effective as narcotic analgesics, such as morphine, without causing central nervous system side effects. In addition, we have demonstrated that our peripheral kappa analgesics are active in preclinical trials of itch. Similarly, we have shown in preclinical and clinical trials that our GI tract-restricted narcotic antagonists, including our lead compound ADL 8-2698, block the adverse side effects of narcotic analgesics on the GI tract without blocking analgesia.

   Itch sensations are carried by the same nerves that carry pain signals to the brain, and we have found that many of our peripherally-restricted analgesics are effective in treating itch in preclinical trials. These drugs may be effective as topical, injectable or oral medications for relieving itch in a wide variety of diseases including eczema and allergic dermatitis.

   Peripherally-active analgesics may not be effective in relieving all types of pain. Therefore, the development of centrally-active analgesics with reduced side effects is one of our longer-term goals. We believe that centrally-acting compounds have the ability to treat nerve damage pain and some cancer pain.

Our Strategy

   Our goal is to become a leading discoverer, developer and marketer of proprietary pain management pharmaceuticals. We plan to pursue this objective by implementing the following strategies:

   Pioneering the use of peripheral opioid receptors in pain management. We focus on clinical conditions that can be treated by either stimulating or blocking peripheral opioid receptors. These conditions include opioid bowel dysfunction, inflammatory pain and itch and visceral pain. We have broad biological and chemical expertise to support drug discovery. Our leading technology includes our expertise in opioid receptors in analgesic pathways, cloned human opioid, orphan and chimeric receptors and the chemical synthesis of compounds that do not readily cross the blood-brain barrier. We are using our knowledge about opioid receptors to develop ADL 8-2698, ADL 2-1294, ADL 10-0101, ADL 10-0116 and ADL 1-0398, all of which are peripherally restricted opioid receptor compounds, for a variety of these clinical indications.

   Pursuing clinical indications that allow rapid demonstration of efficacy. We try to expedite drug development by targeting pain management indications in which animal pharmacology experiments are predictive of efficacy in humans, established and reproducible clinical end points are available and relatively short and inexpensive clinical trials are possible and appropriate. For instance, in our peripheral kappa opioid analgesic program for inflammatory pain, we have chosen to examine clinical indications such as visceral pain and burn pain rather than arthritis pain because the first two clinical indications can be tested in much shorter and less expensive clinical trials. We intend to study the arthritis pain indication at a later time.

   Implementing a commercial strategy that will combine marketing and product development alliances with our own product development and sales organization. We plan to maintain commercial rights in the United States for a number of our product candidates. We intend to market certain of our product candidates to surgeons, hospitals, oncologists and pain management specialists. In addition, we have established and will continue selectively to establish collaborations with pharmaceutical companies and leading academic institutions to enhance our research, development and commercialization activities. We have licensed topical ADL 2-1294 to an affiliate of GlaxoSmithKline for treatment of dermal pain and itch and to Santen Pharmaceutical Co., Ltd., for treatment of ophthalmic pain. We believe our broad biological and chemical expertise to support drug discovery will continue to generate opportunities for collaborative arrangements.

   Managing risk by creating a portfolio of product candidates. We have a portfolio of product candidates in clinical development, each of which is being developed for multiple indications. We conduct multiple parallel clinical trials and examine multiple clinical indications on all of our product candidates. For example, ADL 8-2698 is being evaluated in parallel clinical trials for reversal of opioid bowel dysfunction, treatment of post-operative ileus and prevention of narcotic analgesic-induced nausea.

   Developing non-DEA regulated products. We develop product candidates that do not (unless used in combination with narcotic analgesics) contain regulated controlled substances. We believe this lack of regulation by the United States Drug Enforcement Agency, or DEA, will give our products a competitive advantage in markets such as the out-patient care market in which non-addictive products are favored. For example, patients with mild-to-moderate pain are not routinely treated with narcotic analgesics because of the addictive potential of these regulated products. We believe our peripheral kappa analgesics will be effective in relieving pain and will not be regulated by the DEA.

Products in Research and Development

   Our current product candidates according to clinical indication and stage of development are:

 Product Candidate (Mode of Delivery)                  Clinical Indication                      Development Stage
 ------------------------------------                  -------------------                      -----------------
 Reversal of Narcotic Analgesic-Induced GI Side
  Effects
  GI Tract-Restricted mu Antagonists

 ADL 8-2698 (oral)                                     Post-operative ileus                     Phase III
 ADL 8-2698 (oral)                                     Opioid bowel dysfunction                 Phase III

 Treatment of Pain or Itch
  Peripherally Restricted kappa Opioid Analgesics

 ADL 10-0101 (injectable)                              Visceral pain                            Phase II
 ADL 10-0101 (injectable)                              Dermal itch                              Phase I
 ADL 10-0101 (topical)                                 Ophthalmic itch                          Preclinical
 ADL 10-0116 (oral)                                    Inflammatory/visceral pain and itch      Preclinical
 ADL 1-0398 (oral)                                     Inflammatory/visceral pain and itch      Research

  Peripherally Restricted mu Opioid Analgesics

 ADL 2-1294 (topical)                                  Ophthalmic pain                          Phase II
 ADL 2-1294 (topical)                                  Dermal pain                              Phase II
 ADL 2-1294 (topical)                                  Dermal itch                              Phase II
 ADL 2-1294 (injectable)                               Joint pain                               Preclinical

  Centrally-Active Oral Analgesics

 ADL 8-2698 combination with narcotic opioid analgesic GI side effect-free narcotic analgesic   Phase I

GI Tract-Restricted mu Antagonists

ADL 8-2698

   ADL 8-2698 is a peripherally-acting, GI tract-restricted mu opioid receptor antagonist. ADL 8-2698 is designed to block the adverse side effects of narcotic analgesics on the GI tract without blocking their beneficial analgesic effects. We are developing ADL 8-2698 to treat or prevent post-operative ileus and opioid bowel dysfunction. More than 400 volunteers and patients have received ADL 8-2698 in eight Phase II and six Phase I opioid bowel dysfunction, post-operative ileus and safety clinical studies in progress and completed to date.

  Post-operative ileus

   Post-operative ileus is a form of temporary bowel dysfunction that regularly follows abdominal surgery and certain other surgeries for hospitalized patients. Post-operative ileus is characterized by abdominal distention, lack of bowel sounds and lack of passage of flatus and stool. Other symptoms include nausea, vomiting, bloating, and stomach cramps. These symptoms may prevent eating and normal oral intake of fluids, prolong recovery from surgery, and may extend hospital length of stay. Clinical trials indicate that the use of narcotic analgesics to treat post-operative pain delays recovery of normal bowel function. Since virtually all patients receive morphine or other narcotic analgesics for pain relief after major surgery, current post-operative pain treatment may actually slow recovery of normal bowel function, delay time until patients can eat, delay hospital discharge and therefore increase the cost of medical care. By reducing the duration of post-operative ileus, we believe that ADL 8-2698 will speed recovery of bowel function, reduce nausea and vomiting, improve the nutritional and physical status for patients and reduce costs for hospitals and insurance companies by speeding recovery from ileus, which may result in earlier discharge of patients from hospitals.

   Development stage. We recently announced the results of two additional Phase II clinical trials with ADL 8-2698 for the management of post-operative ileus. The first Phase III clinical trial for ADL 8-2698 in this indication began on March 2001 using both a 6 mg and 12 mg twice daily dose.


   As planned, the results from the three Phase II clinical trials were combined to analyze the overall dose response to confirm the doses for the Phase III pivotal trials. Based on the results from 274 patients, a clear dose response was obtained. Each of the twice daily 3 mg, 6 mg and 12 mg doses resulted in statistically significant improvement in the primary clinical efficacy endpoint, time of recovery of GI function, in a dose response fashion.

   The first of two recently completed trials was a multi-center, double-blind and placebo-controlled trial in 65 patients undergoing abdominal surgery who were randomized to receive placebo or 12 mg of ADL 8-2698 twice per day. The median times for the recovery of GI function and time to discharge from the hospital, the key endpoints of the trial, were improved by 9 and 5 hours, respectively. Each endpoint reached statistical significance, P<0.05, despite the small size of each group. Confirming previous results, there were no drug related safety issues and ADL 8-2698 did not reduce the beneficial analgesic effects of systematic opioid narcotics administered to patients.

   The second trial was a multi-center and placebo-controlled trial in 132 patients who were randomized to receive placebo, 3 mg, 6 mg or 12 mg of ADL 8-2698 twice per day. No serious adverse events were attributed to the drug and patients experienced no loss of analgesia. The median time for the recovery of GI function, a primary clinical endpoint, improved by 16 hours and reached statistical significance, P<0.05, in the 12 mg dose group. The time to discharge from the hospital, a secondary endpoint, did not reach statistical significance.

   We previously completed a 78 patient Phase II clinical trial which compared 1 mg or 6 mg doses of ADL 8-2698 vs. placebo in patients undergoing partial colectomy or simple or radical hysterectomy surgical procedures. These data showed a dose-dependent effect and that patients receiving the higher dose of ADL 8-2698 experienced shorter time to the first flatus (P<0.04), time to first bowel movement (P<0.02), time to eating a solid diet (P=0.0001), and time to discharge from the hospital (P=0.0001). The time to first flatus was reduced by 15 hours; all other measures were reduced by 24 hours or more. No patients experienced serious adverse side effects in this trial that were judged by the clinical investigator to be related to the activity of ADL 8-2698. The 26 patients treated with the higher dose of ADL 8-2698 actually experienced fewer overall adverse effects than the 26 patients in the placebo-treated group. We believe that ADL 8-2698 blocked the adverse gastrointestinal effects of morphine or other narcotic analgesics that were used for post-operative pain relief. In particular, none of the 26 patients receiving the higher dose of ADL 8-2698 experienced post-operative vomiting compared to 23% in the placebo control group (P<0.03). Twenty seven percent of the patients receiving the higher dose of ADL 8-2698 experienced clinically relevant post-operative nausea compared to 63% of the placebo control group (P=0.003). ADL 8-2698 did not reduce the beneficial analgesic effects of systemic narcotic analgesics used in this trial. These results suggest that ADL 8-2698 may speed recovery of normal bowel function after surgery.

   In March 2001, we began enrollment in a multicenter Phase III clinical trial of ADL 8-2698 which is expected to enroll 180 patients between the ages of 18 and 80 years old from 15 hospitals throughout the U.S. This trial will duplicate the Phase II studies, using the same end-points and study design. The only differences will be an increased number of patients enrolled.

  Opioid bowel dysfunction

   Coordinated rhythmic contractions of the intestines move the intestinal contents forward as a part of the normal digestive process.

   When morphine, codeine, oxycodone, hydrocodone or similar narcotic analgesics enter the gastrointestinal tract, they activate opioid receptors and disrupt the normal rhythmic movements. This disruption may cause uncoordinated non-propulsive intestinal contractions or cramps. The dose of morphine required to disrupt bowel function is lower than the dose of morphine required to produce pain relief. Morphine can produce symptoms of opioid bowel dysfunction that include hard, dry stools, straining with bowel movements and inability to completely evacuate the bowels. Patients may also experience abdominal cramping or spasms with bloating and abdominal distention. The discomfort associated with opioid bowel dysfunction can be so severe as to limit dosing of the narcotic analgesic and therefore reduce the degree of pain relief.

   When taken orally, ADL 8-2698 selectively blocks the intestinal opioid receptors, restoring normal bowel function. Because only traces of ADL 8-2698 are absorbed from the bowel into the bloodstream, it is considered a GI tract-restricted narcotic antagonist. Morphine and other narcotic analgesics are still absorbed normally into the blood stream and produce their desired analgesic effects in the brain.

   Laxative and stool lubricant medications are used in an attempt to treat opioid bowel dysfunction in patients receiving chronic narcotic analgesic therapy, but they are only fully effective in a limited patient population. Clinical trials and interviews with medical care givers indicate that as many as 80% of patients receiving chronic narcotic analgesics experience moderate to severe opioid bowel dysfunction. Market research indicates that over 2.7 million patients receive chronic morphine or other narcotic analgesics for pain. These patients comprise our potential population for the use of ADL 8-2698 to prevent or treat opioid bowel dysfunction.

   Development stage. We recently announced that with the positive results of a final Phase II clinical trial, we have successfully completed the Phase II program for ADL 8-2698 for the management of opioid-induced bowel dysfunction. The data from this Phase II trial supports previous Phase II trials showing that the compound mitigates the severe opioid-induced bowel dysfunction in patients taking opioid narcotics. In July 2001, we began enrollment in a multicenter double-blind and placebo controlled Phase III clinical trial which is expected to enroll approximately 116 patients.

   In this double-blind, placebo-controlled trial with chronic opioid-induced constipation, 20 patients were randomly assigned to receive a placebo, 0.5 mg or 1 mg of ADL 8-2698 for 21 consecutive days. The duration of treatment in this trial was substantially longer than previous Phase II trials.

   Both groups taking 0.5 mg and 1 mg of ADL 8-2698 had improved frequency and quality of bowel movement in a dose response fashion versus the placebo group and this drug effect was sustained throughout the duration of the 21 day trial. No serious adverse events were observed, and the side effect profile was essentially unchanged from previous trials. In this trial, the side effects were not significantly different between placebo and drug groups with the exception of a somewhat higher incidence of diarrhea in the high dose group early in the trial period.

   Four previously completed Phase II opioid bowel dysfunction trials were designed to identify the active dose range of ADL 8-2698 for reversing severe opioid bowel dysfunction in patients receiving chronic narcotic analgesic therapy. ADL 8-2698 reversed opioid bowel dysfunction on 82% to 100% of the days when patients received ADL 8-2698. All patients who received ADL 8-2698 responded on at least one day that they received active drug. At therapeutic doses, side effects were generally absent or mild and consisted of those expected to occur during acute reversal of opioid bowel dysfunction such as abdominal cramping, gas and nausea. After receiving a dose 12 times higher than the minimally effective dose, one patient developed severe abdominal cramps, diarrhea, nausea and vomiting. This case represents the only serious adverse event in all 12 clinical trials completed to date that was judged by the clinical investigator to be probably related to the activity of ADL 8-2698.

Peripherally Restricted kappa Opioid Analgesics

   We use advanced chemical design technology to create proprietary topical, injectable and oral peripheral kappa opioid receptor-specific compounds that do not cross the blood-brain barrier at therapeutic doses. These compounds are significantly more effective than acetaminophen or NSAIDs and are equally effective as narcotic analgesics in relieving inflammatory pain in preclinical trials. We expect to develop oral formulations to address broader markets in chronic inflammatory pain, such as the market for prescription arthritis pain products, that accounted for approximately $6.2 billion in United States prescription sales in the twelve months ended April 30, 2001. We believe these peripheral kappa opioid analgesics will be the first opioid analgesics to address the pain of chronic inflammatory disease without producing adverse psychological effects associated with central kappa opioid analgesics, including visual and auditory disturbances, unpleasant mood changes and hallucinations. Preclinical studies show that our peripheral kappa opioid analgesics are particularly effective against visceral pain. Because of these preclinical results, we have begun clinical trials for the treatment of visceral pain in humans.

ADL 10-0101

   ADL 10-0101 is our first peripheral kappa opioid analgesic product candidate. Preclinical trials suggest that ADL 10-0101 may be effective in treatment of inflammatory pain, itch and visceral pain. Because ADL 10-0101 does not readily cross the blood-brain barrier and enter the brain, we expect ADL 10-0101 to avoid central nervous system side effects at therapeutic doses.

  Visceral pain

   Visceral pain can be caused by inflammation or distention of abdominal organs as a result of surgical or diagnostic procedures or from acute or chronic disease. Preclinical data indicated that our peripheral kappa opioid analgesics are more effective than morphine and other narcotic analgesics for blocking pain in visceral organs. Data from the United States Centers for Disease Control and Prevention, or CDC, indicate that there are over 12 million annual cases of acute abdominal pain and 5.4 million GI endoscopy diagnostic office procedures, a portion of which we believe will comprise our potential patient population for an injectable ADL 10-0101 product.

   Development stage. We completed a Phase I clinical trial in the third quarter of 1999. In this study, the dose was increased until a dose-limiting adverse side effect was observed. At the highest dose, ADL 10-0101 produced visual and auditory disturbances, unpleasant mood changes and hallucinations. We recently completed a small proof-of-concept Phase II clinical trial in patients, using doses below those which caused adverse side effects in volunteers, to evaluate efficacy of ADL 10-0101 in the treatment of moderate to severe visceral pain in patients who reported that opioid narcotics were not able to produce adequate pain relief. In this trial, patients receiving ADL 10-0101 had their mean pain scores reduced by 38% and 64% at 30 minutes to four hours after initiation of a 30 minute infusion of ADL 10-0101. The patients receiving placebo had reduction of 14% and 0% respectively, at these same time periods. None of the patients experienced any central nervous system side effects. We initiated a larger Phase II study in chronic pancreatitis pain patients in May 2001. We expect to begin several additional Phase II pain studies in 2001.

  Traumatic injury pain

   Traumatic dermal injury pain may be caused by burns, abrasions or surgical procedures. Minor traumatic injury pain is currently treated with over-the-counter medications containing emollients or local anesthetics. Emollients are soothing but have little or no analgesic activity; local anesthetics have a relatively short duration of action and may be irritating to the skin. Moderate-to-severe traumatic injury pain is frequently treated with NSAIDs or narcotic analgesics. We believe that ADL 10-0101 may produce greater analgesia with fewer side effects than existing medications for inflammatory pain. Data from the CDC indicate that there are over 44 million annual cases of inflammatory pain, a portion of which we believe will comprise the potential market for an ADL 10-0101 product.

   Development stage. We recently completed a pilot Phase I clinical trial, using doses below those that cause adverse side effects in volunteers, to assess safety and preliminary efficacy of ADL 10-0101 for relieving experimental thermal burn pain. This study did not show a beneficial effect of ADL 10-0101. We plan to reevaluate this clinical study and may do further tests in a different traumatic injury pain model or with higher drug doses after we complete our current visceral pain and dermal itch clinical studies.

  Dermal itch

   Dermal itch results from eczema, allergic dermatitis, or exposure to harsh chemicals or plants. Minor dermal itch is currently treated with over-the-counter medications containing emollients, local anesthetics, antihistamines, or corticosteroids. Local anesthetics may be irritating to the skin and corticosteroids cause skin thinning and other adverse effects with chronic use. Moderate-to-severe itch is frequently treated with prescription corticosteroids or with oral antihistamines, both of which may cause serious side effects when used acutely or chronically, including sedation and adverse effects on the immune system and on the regulation of normal body hormones. We believe that ADL 10-0101 for dermal itch may produce greater relief with fewer side effects than existing medications. Data from the CDC indicate that there are over 14 million annual cases of chronic dermal itch, a portion of which we believe will constitute the potential market for a dermal anti-itch product.

   Development stage. Preclinical trials indicate that ADL 10-0101 may be effective in treating itch. Based on these results, we recently completed a proof-of-concept Phase I clinical trial, using doses below those that cause adverse side effects in volunteers, to assess safety and preliminary efficacy of ADL 10-0101 for relieving experimentally induced poison ivy itch. In this trial, 53% of patients receiving an intradermal injection of ADL 10-0101 reported "no itch" at five minutes after treatment compared to 13% of the placebo subjects at the same time period. None of the subjects reported any central nervous system side effects. Based on those data, we may conduct future clinical studies in subjects with dermal itch or pruritus and we may consider developing a topical product.

  Ophthalmic itch

   Ophthalmic itch may be caused by allergies, colds, flu, inflammation, infection, surgery or exposure to irritants. Minor ophthalmic itch is currently treated with over-the-counter eye drops and allergy medications. More severe itch is treated with prescription corticosteroids, antihistamines or other anti-inflammatory drugs formulated as either eye drops or oral medications. Market research indicates that there are over 7.9 million patients annually who have eye itch from conjunctivitis, keratitis, uveitis or following ophthalmologic surgery. We believe these patients comprise our potential population for use of ADL 10-0101 to treat ophthalmic itch.

   Development stage. We have completed preclinical eye safety studies with an ophthalmic solution of ADL 10-0101. Based on these results, we may file an Investigational New Drug Application ("IND") for this product in 2001. If our clinical trial shows that ADL 10-0101 is effective, we may develop a topical ophthalmic product.

ADL 10-0116

  Chronic Inflammatory/Visceral Pain and Itch

   ADL 10-0116 is our second-generation peripheral kappa opioid analgesic compound. In preclinical inflammatory pain trials, ADL 10-0116 demonstrated a long duration of action. In addition, ADL 10-0116 was shown to be active when administered orally. As an orally-active drug, ADL 10-0116 may expand the market that can be achieved with ADL 10-0101 by treating acute and chronic pain conditions in clinical indications where an injectable product would not be used.

   Moderate-to-severe pain often requires the use of narcotic analgesics. Preclinical data indicated that our peripheral kappa opioid analgesics are as effective as narcotic analgesics for inflammatory pain and more effective than narcotic analgesics for blocking pain in visceral organs. Data from the CDC indicate that there are over 44 million patients who have chronic inflammatory musculoskeletal pain and 12 million cases of acute abdominal pain that we believe will constitute a portion of the addressable market for an oral peripheral kappa opioid analgesic product.

   Development stage. This product candidate is in preclinical development and is expected to enter clinical trials in 2001.

ADL 1-0398

  Chronic inflammatory/visceral pain

   ADL 1-0398 is another second generation peripheral kappa opioid analgesic similar to ADL 10-0116. The compound is active in multiple types of inflammatory pain in preclinical trials. In addition, ADL 1-0398 has greater peripheral restriction than other peripheral kappa opioid analgesics.

   Development stage. This product candidate is in preclinical research.

Peripherally Restricted mu Opioid Analgesics

ADL 2-1294

   The active ingredient in all of our formulations containing ADL 2-1294 is loperamide, the same active ingredient in the over-the-counter anti-diarrheal product, Imodium A-D. The compound patent for loperamide has expired, but we have secured method-of-use and formulation patents for a number of pain and itch indications. Loperamide, like morphine, is a potent mu opioid receptor stimulant. Unlike morphine, loperamide does not readily cross the blood-brain barrier to enter the central nervous system. The compound is also very poorly absorbed from the intestinal tract following oral administration. As a result, the compound does not cause sedation or depress respiratory function, is not considered to be addictive and is the only mu opioid agonist that is not scheduled as a controlled substance. When applied locally to sites of inflammation or irritation, ADL 2-1294 is as effective as morphine in preclinical models of inflammatory pain and is effective in preclinical trials for the relief of itch. Pain from burns and other dermal injuries was selected as the initial clinical target for topical formulations of ADL 2-1294. We have also evaluated ophthalmic and injectable formulations for the treatment of pain. An affiliate of GlaxoSmithKline licensed the rights to develop and market ADL 2-1294 topical formulations for dermal itch and pain and the Santen Pharmaceutical Company of Japan licensed the worldwide rights, except in South Korea and North Korea, to develop and market ADL 2-1294 ophthalmic formulations for ophthalmic pain. Kwang Dong Pharmaceutical Co., Ltd. licensed the right to develop and market dermal formulations of ADL 2-1294 in South Korea and North Korea.

  Ophthalmic pain

   We are targeting ophthalmic pain that results from corneal abrasion or surgery. Eye drops containing corticosteroids or an anti-inflammatory NSAID are often used following corneal surgery or corneal abrasion but may inhibit wound healing and cause other adverse side effects. Our collaborators have demonstrated the efficacy of eye drops containing morphine for pain control following ophthalmic surgery. ADL 2-1294 activates the same receptors as morphine and has the competitive advantage that it is not a controlled substance and therefore will not have prescription restrictions imposed by the DEA. We believe that eye drops containing ADL 2-1294 will be more effective and produce fewer adverse side effects than current therapy. Data from the CDC indicate that there are 5.7 million annual cases of surgery on eyes or injury to the cornea that we believe will compose the addressable market for an ophthalmic peripheral mu analgesic product.

   Development stage. Our Phase II study demonstrated that ADL 2-1294 reduced the severity of pain following corneal abrasions and surgeries to a greater extent than placebo. ADL 2-1294 resulted in a 58% reduction of pain, and this effect was statistically significant (P=0.05). In addition, a Phase II pilot study suggested that topical administration of ADL 2-1294 was as effective as topical morphine in reducing corneal pain. Some patients experienced transient stinging associated with administration of eye drops containing ADL 2-1294. We believe that the efficacy of ADL 2-1294 can be improved by optimizing its formulation.

   Based in part on preliminary data generated in our Phase I and Phase II trials, Santen Pharmaceutical Co., Ltd., licensed the rights to develop and market ADL 2-1294 formulations for ophthalmic pain.

  Dermal pain

   Dermal pain may be caused by trauma, burns, abrasions or surgical procedures. Minor dermal pain is currently treated with over-the-counter medications containing emollients or local anesthetics. Moderate-to-severe dermal pain is frequently treated with NSAIDs or narcotic analgesics. We believe that a topical formulation of ADL 2-1294 for dermal pain may produce greater analgesia with fewer side effects than existing medications. Data from the CDC indicate that there are 14.5 million annual cases of dermal pain requiring emergency room treatment that we believe will comprise our potential patient population for a topical ADL 2-1294 dermal analgesic product.

   Development stage. Topically applied ADL 2-1294 was determined to be safe and had preliminary analgesic efficacy in our Phase I safety and efficacy burn pain trials. These two Phase I studies demonstrated statistically significant analgesic efficacy in burn pain (P<0.05) without dermal or systemic side effects. We initiated a Phase II study evaluating efficacy in treating pain associated with skin graft surgery but stopped the study because of slow enrollment.

   Based in part on preliminary data generated in our Phase I trials, an affiliate of GlaxoSmithKline licensed the rights to develop and market ADL 2-1294 topical formulations for dermal pain.

  Dermal itch

   Dermal itch results from eczema, allergic dermatitis, or exposure to harsh chemicals or plants. Minor dermal itch is currently treated with over-the-counter medications containing emollients, local anesthetics, antihistamines, or corticosteroids. Local anesthetics may be irritating to the skin and corticosteroids cause skin thinning and other adverse effects with chronic use. Moderate-to-severe itch is frequently treated with prescription corticosteroids or with oral antihistamines, both of which may cause serious side effects when used acutely or chronically, including sedation and adverse effects on the immune system and on the regulation of normal body hormones.

   We believe that a topical formulation of ADL 2-1294 for dermal itch may have greater efficacy and produce fewer side effects than existing medications. ADL 2-1294 may be prepared in different formulations for use in both the prescription and over-the-counter drug markets. Data from the CDC indicate that there are 14 million annual cases of chronic dermal itch that we believe will comprise our potential patient population for a dermal ADL 2-1294 anti-itch product.

   Development stage. Based in part on preliminary data generated in our Phase I trials, an affiliate of GlaxoSmithKline licensed the rights to develop and market ADL 2-1294 formulations for a topical ADL 2-1294 dermal anti-itch product.

  Joint pain

   Joint pain after arthroscopic surgery limits mobility and recovery. Injection of morphine into a joint can reduce pain and speed recovery from arthroscopic surgery. ADL 2-1294 demonstrated analgesic efficacy in preclinical studies of joint pain. We have incorporated ADL 2-1294 into two prototypic formulations suitable for delivery to joints following surgical procedures. These formulations may also provide benefits after injection into painful inflamed joints as an alternative to cortisone therapy. In addition, preclinical safety studies found no dose-limiting side effects that would prevent advancement into clinical development. Recent market research indicates that, in the United States, there are 1.1 million outpatient arthroscopic knee surgical procedures and 2.7 million patients who receive local injections of corticosteroids for joint pain that we believe will comprise our potential patient population for a long-acting analgesic injectable product.

   Development stage. This product is in preclinical development.

Centrally-Active Oral Analgesics

   We expect centrally-acting narcotic analgesics to be more effective than peripheral opioid analgesics in a number of non-inflammatory painful conditions such as nerve damage or neuropathic pain as well as most cancer pain. However, morphine and other narcotic analgesics have dose-limiting side effects that limit their effectiveness. One of our longer-term goals is to use our technology to create centrally-acting opioid analgesics with significantly fewer side effects or greater efficacy to more effectively treat non-inflammatory indications that would be particularly responsive to opioid analgesics. We are developing an opioid combination product that we expect to have fewer side effects than currently marketed centrally-acting narcotic analgesics. We believe this product will provide significant advances on current narcotic analgesic therapy.

ADL 8-2698 Combination With Narcotic Opioid Analgesic

  GI side effect-free narcotic analgesic

   Acute nausea or vomiting occurs in up to 33% of patients who receive oral narcotic analgesics and in up to 80% of patients who receive injectable narcotic analgesics following surgery or trauma. This is due in part to direct effects of narcotic analgesics on the GI tract. Data from one of our Phase I clinical trials suggested that ADL 8-2698 may reduce the severity of nausea caused by morphine. We believe that a single capsule combining both ADL 8-2698 and a short acting oral narcotic analgesic, in a fixed dose, will produce a new narcotic analgesic combination product that produces less nausea and vomiting than currently available narcotic analgesics.

   Development stage. A Phase I clinical trial suggested a trend for reduced severity of morphine-induced nausea, but the difference was not statistically significant (P=0.07). Data from our Phase II post-operative ileus trial showed that the higher dose of ADL 8-2698 produced more than a 50% reduction in moderate to severe post-operative nausea compared to placebo-treated patients (P=0.003) and that it completely eliminated post-operative vomiting (P=0.026) in patients receiving intravenous narcotic analgesics for post-operative pain control. We recently conducted a Phase I clinical trial to evaluate the ability of ADL 8-2698 to block morphine-induced nausea, but the amount of nausea experienced by both placebo and drug treated subjects in this trial was much lower than expected and insufficient to make any conclusions about the effectiveness of ADL 8-2698. We plan to repeat this study with a revised protocol designed to produce more narcotic-induced nausea in order to determine the effectiveness of ADL 8-2698 in reducing narcotic analgesic-induced nausea.

Commercialization Strategy

   We have developed a balanced commercialization strategy that combines utilizing strategic alliances with major pharmaceutical partners to access broad distribution networks or markets outside the United States with a combination of co-promotion agreements with major pharmaceutical companies and our marketing and sales activities inside the United States. We intend to develop a sales and marketing management team and may use a contract sales force for marketing certain of our products to focused market segments including surgeons, hospitals, oncologists and pain management specialists.

   We pursue strategic relationships that are intended to offer us independence and flexibility in the development and commercialization of our products. We have chosen to license technology to major pharmaceutical companies that have broad marketing capabilities in therapeutic areas outside of our focus and to companies in geographic areas where we do not expect to have direct sales capabilities.

Our Strategic Relationships

  GlaxoSmithKline Affiliate

   In July 1999, we licensed worldwide rights (excluding South Korea and North Korea) to the development and commercialization of our product candidate ADL 2-1294 to SB Pharmaco Puerto Rico Inc., an affiliate of

GlaxoSmithKline, for the topical indications of dermal pain and itch. We retain the prescription rights to ADL 2-1294 for certain topical dermal indications as well as rights outside the topical dermal field, including ophthalmic, mucosal, post-operative and joint pain indications.

   Under the license agreement, we received a $500,000 up-front license fee. In the event that ADL 2-1294 receives regulatory approval in the United States, the European Union and Japan for a total of at least six clinical indications and is successfully launched commercially in prescription and over-the-counter forms in each of those jurisdictions, we would be entitled to up to $38.5 million of milestone payments prior to 2018. During the first quarter of 2001, we recorded a $500,000 milestone payment as a result of this agreement. We could also earn additional milestone payments of up to $6.0 million in the event that an additional six indications using ADL 2-1294 are developed and approved for sale in the United States, the European Union or Japan. Achieving these milestones is subject to numerous uncertainties, including risks related to product development and testing, regulatory approval and market acceptance. In addition, we will receive royalties based on product sales, if any. SB Pharmaco will be responsible for all development costs.

   SB Pharmaco can terminate the agreement on a country by country basis, in its entirety, or on a product by product basis if it determines that the product is not marketable in a specified territory. Upon termination in this circumstance, all of the rights granted to SB Pharmaco under the license agreement in the relevant country or for the relevant product will terminate and revert to us.

   In connection with this collaboration, S.R. One, Limited, an affiliate of GlaxoSmithKline purchased $2.5 million in series F mandatorily redeemable preferred stock, and we granted S.R. One a warrant to purchase shares of preferred stock convertible into an aggregate of 25,000 shares of common stock for an aggregate exercise price of $125,000. The warrant was exercised in connection with the closing of our initial public offering. S.R. One also agreed to purchase an additional $500,000 of our common stock upon the successful completion of the second pivotal clinical trial for the first prescription or over-the-counter product candidate under our license agreement with SB Pharmaco.

  Santen Pharmaceutical Co., Ltd.

   On April 25, 2000, we entered into a license agreement with Santen Pharmaceutical Co., Inc. granting Santen an exclusive royalty bearing license to develop and sell products in the field of ophthalmic pain in all countries other than South and North Korea. Santen will pay us royalties on annual net sales of the products. Santen will pay us $1,000,000 when gross sales in major markets achieve $75,000,000 and an additional payment of $1,500,000 when aggregate sales achieved is $150,000,000. A $500,000 payment was paid to us upon execution of agreement.

   We retain the exclusive right to market and sell products, if any, developed under the development and license agreement in the United States to hospitals for emergency room physicians, and we retain a co-exclusive right with Santen to market and sell products, if any, in the United States to hospitals other than for emergency room physicians.

   Under the development and license agreement, we will receive up to an aggregate $5.5 million from milestone payments upon the satisfaction of certain clinical and regulatory milestones. In addition, we will receive royalties based on product sales, if any, and may receive up to an aggregate $2.5 million in sales bonuses if Santen reaches certain sales targets.

   Santen can terminate the agreement for any reason upon 60 days written notice. If Santen terminates the license agreement, all of the rights granted to Santen will terminate and revert to us. In addition, we have the right to use Santen technology under terms negotiated in good faith.

  Shire Pharmaceuticals, plc

   In June 1998, we entered into a license agreement with Roberts Laboratories Inc. under which we licensed the compound that is the basis of our ADL 8-2698 product candidates. Roberts merged with Shire

Pharmaceuticals, plc. Roberts had licensed the compound from Eli Lilly and Company in November 1996. The license agreement affords us an exclusive worldwide license to make, use, sell or import the compound.

   Under the license agreement, we paid a $300,000 up-front license fee to Roberts, and Roberts is entitled to receive milestone payments upon the satisfaction of certain clinical and regulatory milestones. In addition, we are required to pay Eli Lilly a milestone payment on behalf of Roberts. Both Roberts and Eli Lilly will receive royalties based on product sales, if any. We will be responsible for all development costs. In 1999, we paid $300,000 to Roberts to exercise certain licensing rights as defined in the agreement. We may pay up to $1.9 million in additional future milestone payments under this agreement.

   Eli Lilly consented to the assignment by Roberts to us of Roberts' rights and obligations of Roberts' license agreement with Eli Lilly.

   The agreement expires upon the later of either the life of the last to expire of Lilly's patents encompassing the licensed compound or fifteen years from November 5, 1996. Upon expiration of the agreement, we will have a fully paid up license.

  Other Relationships

   In November 1997, we entered into a license agreement with Kwang Dong Pharmaceutical Co., Ltd. relating to the development and commercialization in South Korea and North Korea of our product candidate ADL 2-1294 for the indication of topical dermal pain. In addition, in November 1997, we entered into a stock purchase agreement with Kwang Dong pursuant to which Kwang Dong purchased for $1.2 million, 960,000 shares of our series D convertible preferred stock. The license agreement with Kwang Dong provides for, among other things, our transfer to Kwang Dong of technology and data developed by us relating to the topical formulation of ADL 2-1294. We devoted significant internal efforts and expenditures to the development of a formulation for this indication. To date, we have not transferred sufficient technology under the license agreement to allow commercialization of ADL 2-1294 in South and North Korea. As a result, we do not anticipate material revenues under the license agreement in the foreseeable future. In July 1999, we entered into an agreement with SB Pharmaco for the worldwide (excluding South Korea and North Korea) development and commercialization of ADL 2-1294 for the topical indications of dermal pain and itch.

   We have licensed technology from academic institutions and entities including the University of California at Los Angeles, the University of California at San Diego, the University of Minnesota, Oregon Health Sciences University and Arch Development Corporation.

   We licensed from the University of California at Los Angeles the right to use cloned delta opioid receptors to discover new drugs. The term of the license agreement is tied to the lifetime of the valid and existing patents licensed under the agreement and is currently expected to expire in 2016.

   We licensed from the University of California at San Diego the right to develop and commercialize ADL 2-1294, loperamide, as a peripheral opioid analgesic for pain. The term of the license agreement is tied to the lifetime of the valid and existing patents licensed under the agreement and is currently expected to expire in 2015.

   We licensed from the University of Minnesota the right to develop and commercialize peripheral kappa opioid analgesics discovered at the University of Minnesota. The term of the license agreement is tied to the lifetime of the valid and existing patents licensed under the agreement and is currently expected to expire in 2017.

   We licensed from Oregon Health Sciences University the right to use the human orphanin FQ opioid receptor ligand in our research program. The license expires in 2015.

   We licensed from Arch Development Corporation the right to use cloned mammalian kappa receptors to discover new drugs. The term of the license agreement is tied to the lifetime of the valid and existing patents licensed under the agreement and is currently expected to expire in 2017.

Competition

   Our success will depend, in part, upon our ability to achieve market share successfully at the expense of existing and established products in the relevant target markets. We believe that our ability to compete successfully is based on our technical expertise in peripheral opioid analgesia and our ability to maintain advanced scientific technologies, to develop a differentiated product pipeline, to obtain successful regulatory approval for novel pain management pharmaceuticals, and to sustain patent protection for our portfolio.

   Many companies currently sell either generic or proprietary narcotic analgesic formulations. In addition, a number of technologies are being developed to increase narcotic analgesic potency as well as to provide alternatives to narcotic analgesic therapy for pain management. Several of these technologies are in clinical trials or are awaiting approval from the FDA. Several potential competitors are developing new products for the treatment of opioid bowel dysfunction.

   Merck KGaA is developing asimadoline (Phase II) as a peripherally selective kappa opioid analgesic for the treatment of pain associated with irritable bowel syndrome.

   The University of Chicago is sponsoring clinical studies of methylnaltrexone, a peripheral mu opioid receptor antagonist, under a physician-sponsored IND. We do not know of any commercial organization that is developing this product.

   There may be additional competitive products about which we are not aware.

Intellectual Property

   We seek United States and international patent protection for major components of our technology. We also rely on trade secret protection for certain of our confidential and proprietary information, and we use license agreements both to access external technologies and assets and to convey certain intellectual property rights to others. Our commercial success will be dependent in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property portfolio.

   As of July 31, 2001, we owned or had rights, whether by geography, by field or otherwise, to approximately 76 issued patents, of which 34 are issued in the United States, and we owned 25 United States patent applications and numerous foreign patent applications relating to technologies used in our business.


   We have or have licensed patents and patent applications related to (i) ADL 2-1294, (ii) peripheral kappa analgesics, (iii) ADL 8-2698 and (iv) opioid receptors and ligands. The patents related to ADL 2-1294 expire between 2015 and 2018. The patents related to kappa receptor analgesics expire between 2016 and 2019. The patents related to ADL 8-2698 expire between 2011 and 2013. The patents related to opioid receptors and ligands expire in 2016. These expiration dates are all based on the presumption that the applicable maintenance fees are paid and the patents are not held to be invalid.

   The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including ours, are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:

  . the pending patent applications to which we have rights may not result in issued patents;

  . the claims of any patents which are issued may not provide meaningful protection;

  . we may not be successful in developing additional proprietary technologies that are patentable;

  . patents licensed or issued to us or our customers may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and

  . others may have patents that relate to our technology or business.

   In addition, patent law relating to the scope of claims in the technology field in which we operate is still evolving. The degree of future protection for some of our rights, therefore, is uncertain. Furthermore, others may independently develop similar or alternative technologies, duplicate any of our technologies, and if patents are licensed or issued to us, design around the patented technologies licensed to or developed by us. In addition, we could incur substantial costs in litigation if we have to defend ourselves in patent suits brought by third parties or if we initiate such suits.

   Enactment of legislation implementing the General Agreement on Tariffs and Trade has resulted in certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of 17 years from the date of issuance. The new term of United States patents will commence on the date of issuance and terminate 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, a 20-year term from the effective date of filing may result in a substantially shortened period of patent protection which may harm our patent position. If this change results in a shorter period of patent coverage, our business could be harmed to the extent that the duration and level of the royalties we are entitled to receive from our partners are based on the existence of a valid patent covering the product subject to the royalty obligation.

   With respect to proprietary know-how that is not patentable and for processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. We believe that several elements of our drug discovery system involve proprietary know-how, technology or data that are not covered by patents or patent applications. We have taken security measures to protect our proprietary know-how and technologies and confidential data and continue to explore further methods of protection. While we require all employees, consultants and potential business partners to enter into confidentiality agreements, we cannot be certain that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can meaningfully protect our trade secrets. In the case of arrangements with our potential business partners that require the sharing of data, our policy is to make available to our potential business partners only such data as is relevant to our agreements with such customers, under controlled circumstances, and only during the contractual term of those agreements, and subject to a duty of confidentiality on the part of our customer. However, such measures may not adequately protect our data. Any material leak of confidential data into the public domain or to third parties may cause our business, financial condition and results of operations to be harmed.

   We are a party to various license agreements that give us rights to use technologies and biological materials in our research and development processes. We may not be able to maintain such rights on commercially reasonable terms, if at all. Failure by us to maintain such rights could harm our business.

Manufacturing

   We own no manufacturing facilities. We contract with qualified third parties for the manufacture of bulk active pharmaceutical ingredients and production of clinical/commercial supplies. The ingredients and supplies comply with current good manufacturing practices procedures reviewed by the FDA (cGMPs). We have entered into agreements with Torcan Chemical Ltd. and Girindus AG for production of clinical and commercial supplies of ADL 8-2698.

   We have contracted with Pharmaceutics International Inc. for supply of finished product and packaging of ADL 8-2698.

   We maintain confidentiality agreements with potential and existing contract manufacturers for both active drug and formulated product in order to protect our proprietary rights. Earlier stage new chemical entities are synthesized in our laboratories, and scaleup quantities and good manufacturing practices materials for preclinical toxicology evaluations are conducted by qualified third parties in strict compliance with cGMPs.

Government Regulation

   In the United States, pharmaceutical products intended for therapeutic or diagnostic use in humans are subject to rigorous FDA regulation. The process of completing clinical trials and obtaining FDA approvals for a new drug is likely to take a number of years and require the expenditure of substantial resources. There can be no assurance that any product will receive FDA approval on a timely basis, if at all.

  The drug approval process

   The usual steps required before a new pharmaceutical product for use in humans may be marketed in the United States include:

  . preclinical studies,

  . submission to the FDA of an Investigational New Drug application (IND), which must become effective before human clinical trials commence,

  . adequate and well-controlled human clinical trials to establish the safety and efficacy of the product,

  . submission to the FDA of a New Drug Application (NDA), and

  . FDA approval of the NDA prior to any commercial sale or shipment of the product.

   Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as preclinical studies, to assess the potential safety and efficacy of the product. The results of the preclinical studies are submitted to the FDA as a part of an IND and are reviewed by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to, or otherwise responds to, an IND submission, the IND becomes effective 30 days following its receipt by the FDA.

   Human clinical trials are typically conducted in three sequential phases that may overlap:

  . Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In addition, it is sometimes possible to assess efficacy in Phase I trials for analgesia.

  . Phase II: This phase involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

  . Phase II/III: Data from Phase II clinical trials can be considered to fulfill Phase III criteria in certain situations. This can occur when a dose tested in a Phase II study is proven to be the optimal dose and this dose is also statistically more effective than placebo. Classification of the data as Phase III can only be determined after the study is complete and the data analyzed.

  . Phase III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

   Scientists use statistical techniques to compare responses produced by drugs versus placebos in clinical trials of drug effectiveness. Statistical analyses estimate the probability that a positive effect is actually produced by the drug. This probability is expressed as a "P-value" which refers to the likelihood that a drug response occurred just "by chance." When a P-value is reported as P<0.05, the probability that the drug produced its effect "by chance" is less than 5% and the probability that the drug produced a reproducible positive effect is greater than 95%. When a P-value is reported as P<0.01, the probability that the drug produced the positive effect is greater than 99%. These values are reported in several instances above to indicate how certain we are that we have obtained beneficial responses in our clinical drug trials. P-values greater than 0.05 and equal to or less than 0.10 are generally not considered statistically significant by themselves but may indicate a strong trend in data that provide support for further clinical research.

  Efficacy studies for analgesics

   Analgesic efficacy can initially be assessed in Phase I clinical trials. Human experimental pain models represent an important link between preclinical research and clinical trials in patients. We use validated human experimental pain models, such as the burn pain model, to evaluate efficacy of our products during some of our Phase I clinical trials. Historical results from preclinical and earlier clinical trials may not be predictive of the results of later trials.

   For analgesic drugs, Phase II efficacy studies have sometimes served as pivotal studies. Phase III studies for these products normally focus greater attention on safety in larger patient populations rather than on efficacy. There can be no assurance that Phase I, Phase II, or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any of our products subject to such testing. Furthermore, the FDA may suspend clinical trials at any time if there is concern that the participants are being exposed to an unacceptable health risk.

   The results of pharmaceutical development, preclinical studies, and clinical trials are submitted to the FDA in the form of an NDA for approval of the marketing and commercial shipment of the product. The FDA may require additional testing or information before approving the NDA. The FDA may deny an NDA approval if safety, efficacy, or other regulatory requirements are not satisfied. Moreover, if regulatory approval of the product is granted, such approval may require post-marketing testing and surveillance to monitor the safety of the product or may entail limitations on the indicated uses for which the product may be marketed. Finally, product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

  Other regulatory requirements

   The FDA mandates that drugs be manufactured in conformity with GMP regulations. If approval is granted, requirements for labeling, advertising, record keeping and adverse experience reporting will apply. Failure to comply with these requirements could result, among other things, in suspension of regulatory approval, recalls, injunctions or civil or criminal sanctions. We may also be subject to regulations under other federal, state, and local laws, including the Occupational Safety and Health Act, the Environmental Protection Act, the Clean Air Act, national restrictions on technology transfer, and import, export, and customs regulations. In addition, any of our products that contains one of our product candidates in combination with narcotic analgesics will be subject to DEA regulations relating to manufacturing, storage, distribution and physician prescribing procedures. There can be no assurance that any portion of the regulatory framework under which we currently operate will not change and that such change will not have a material adverse effect on our current and anticipated operations.

   Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent sales and marketing efforts in those countries. The approval procedure varies in complexity from country to country, and the time required may be longer or shorter than that required for FDA approval.

   The Controlled Substances Act imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls and a restriction on prescription refills on certain pharmaceutical products. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse profile. A pharmaceutical product may be "scheduled" as a
Schedule I, II, III, IV or V substance, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest.

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

Employees

   As of July 31, 2001, we had 92 full-time employees and two part-time employees, including 23 employees with Ph.D. or M.D. degrees. Seventy-two of our employees are engaged in research and development activities. Most of our senior management and professional employees have had prior experience in pharmaceutical or biotechnology companies. None of our employees is covered by collective bargaining agreements. We believe that our relations with our employees are good.

                                  MANAGEMENT
-------------------------------------------------------------------------------

Directors and Executive Officers

   The following table provides information regarding our directors and executive officers:


Name                             Age                    Title
----                             ---                    -----
John J. Farrar..................  57 President, Chief Executive Officer and
                                     Director
Deanne D. Garver................  43 Vice President, Preclinical Development and
                                     Projects Management
Linda Y. Harver.................  49 Vice President, Regulatory Affairs and
                                     Quality Assurance
David Jackson...................  54 Senior Vice President of Research and
                                     Development
Alan L. Maycock.................  59 Vice President, Exploratory Research and
                                     Drug Discovery
Gwen A. Melincoff...............  49 Vice President, Business Development
Andrew D. Reddick...............  49 Senior Vice President of Commercial
                                     Operations and Chief Operating Officer
Peter J. Schied.................  58 Vice President, Chief Financial Officer and
                                     Secretary
William K. Schmidt..............  51 Vice President, Technical Affairs
Ellen M. Feeney(1)..............  41 Director
Paul Goddard(1).................  52 Director
David M. Madden(1)..............  38 Director
Claude H. Nash(2)...............  58 Director
Robert T. Nelsen(2).............  38 Director

---------------------
(1) Member of the audit committee.
(2) Member of the compensation committee.

   John J. Farrar, Ph.D. Dr. Farrar joined us as our President, Chief Executive Officer and a Director in November 1994. Previously, Dr. Farrar was Senior Vice President and Director of Biological Research at the Research Division of Sterling Winthrop Pharmaceuticals, and had responsibility for approximately 225 scientists conducting drug discovery research. Prior to that, Dr. Farrar was Group Director of Biological Research at Hoffman-La Roche and oversaw research programs in the areas of immunology, cancer and virology. Dr. Farrar received a B.A. in Zoology and an M.S. in Microbiology from Miami University and a Ph.D. in Microbiology/Immunology from the University of Notre Dame.

   Deanne D. Garver, Ph.D. Dr. Garver joined us as our Vice President, Preclinical Development and Projects Management in July 1998. From March 1995 to July 1998, she was Associate Project Director, Cardiopulmonary Project Management, at SmithKline Beecham Pharmaceuticals, where she led project teams through clinical trials in Phases I-III and was responsible for development strategy and operational plans for therapeutic approaches to asthma and chronic obstructive pulmonary disease and for anticoagulation drugs. Dr. Garver received a B.A. in Biology and Chemistry from the College of Notre Dame of Maryland and a Ph.D. in Medicinal Chemistry from the Medical College of Virginia at Virginia Commonwealth University.

   Linda Y. Harver, J.D. Ms. Harver joined us as our Vice President, Regulatory Affairs and Quality Assurance in June 2000. From November 1999 to June 2000, she was Vice President of Regulatory Affairs of IBAH, Inc., a contract research organization. From November 1996 to November 1999, she was Vice President of Regulatory Affairs of IBEX Technologies, a biopharmaceutical firm. She held positions of increasing responsibility in Regulatory Affairs for Sanofi, Inc., a pharmaceutical company, from August 1987 to November 1996. Ms. Harver has directed regulatory submissions and strategies for multiple therapeutic areas. Ms. Harver received a B.S. in Pharmacy from the Medical College of Virginia, an M.B.A. from the University of Richmond and a J.D. from Widener University.

   David Jackson, M.D. Dr. Jackson joined us as our Senior Vice President of Research and Development in January 2001. From 1994 to 2001, Dr. Jackson served in several positions with Omnicare Clinical Research, Inc.

(formerly IBAH), a large clinical research organization. Responsibilities included Chief Medical Officer and President of the clinical research organization in the United States. Previously, Dr. Jackson was Vice President, Clinical Research and Development for Janssen Research Foundation from 1988 to 1994. Dr. Jackson received his M.B., Ch.B. from the University of Glasgow, U.K.

   Alan L. Maycock, Ph.D. Dr. Maycock joined us as our Vice President of Exploratory Research and Drug Discovery in January 1995. From April 1988 to January 1995, Dr. Maycock worked at the Research Division of Sterling Winthrop Pharmaceuticals, where, during the last year of his employment, he was Senior Director of Biochemistry and directed drug discovery programs targeted at specific enzymes and receptors in several therapeutic areas, including inflammation, the central nervous system and immunomodulation. From 1974 to 1988, Dr. Maycock held various positions at Merck Sharp & Dohme Research Laboratories, most recently as Associate Director of Inflammation Research. Dr. Maycock received a B.A. in Chemistry from Harvard College and an M.S. and Ph.D. in Organic Chemistry from MIT.

   Gwen A. Melincoff. Ms. Melincoff joined us as our Vice President, Business Development in January 1999. From October 1994 to January 1999, she was Director of Business Development at NanoSystems, a subsidiary of Eastman Kodak and, after October 1998, a division of Elan Corporation, plc, where she was responsible for identifying and implementing the marketing and business development strategies. Ms. Melincoff received a B.S. in Biology from George Washington University and a M.S. in Management--Health Care Administration from Penn State University.

   Andrew D. Reddick. Mr. Reddick joined us as our Senior Vice President of Commercial Operations and Chief Operating Officer in April 2000. From July 1999 to April 2000, Mr. Reddick was President of Faulding Laboratories, Inc., the branded pharmaceutical division of Faulding, Inc., which is a wholly-owned U.S. subsidiary of F.H. Faulding and Co. Limited. Starting in August 1996, Mr. Reddick held executive and senior-level management positions in marketing, sales and business development with Faulding, Inc. From July 1995 to July 1996, Mr. Reddick was President and Director of Endeavor Pharmaceuticals Inc., a privately-held emerging pharmaceutical company focusing on products for female healthcare. Mr. Reddick received a B.A. in Biology from the University of California, Santa Barbara, and an M.B.A. from Duke University.

   Peter J. Schied. Mr. Schied joined us as our Vice President, Chief Financial Officer and Secretary in June 1997. From March 1993 to May 1997, he was Chief Financial Officer and Vice President of Finance for Transcell Technologies, Inc., a healthcare services company. Mr. Schied previously held senior level finance positions for healthcare companies including Greenwich Pharmaceuticals, Inc., Foster Medical Corporation, Rorer Group, Inc., International Division and Bristol-Myers Company, International Division. Mr. Schied received a B.S. in Engineering and an M.B.A. in Finance and International Business from Drexel University.

   William K. Schmidt, Ph.D. Dr. Schmidt joined us as our Vice President, Technical Affairs in July 2000 after serving as a Scientific Advisory Consultant to our company since February 1998. From August 1995 to June 2000, Dr. Schmidt was President and Chief Executive Officer of NorthStar Research & Development, Ltd., a startup biopharmaceutical company with an interest in developing novel pain management pharmaceutical products. Dr. Schmidt received an A.B. in Biochemistry from the University of California, Berkeley, and a Ph.D. in Pharmacology from the University of California, San Francisco.

   Ellen M. Feeney. Ms. Feeney joined us as a Director in November 1994. Ms. Feeney is a private investor who focuses on investments in the life sciences area. From 1989 to 1999, she was a General Partner of Weiss, Peck & Greer Venture Partners. Prior to that, she was a partner of Hambrecht & Quist Life Science Ventures. She serves as a Director of several privately-held companies. Ms. Feeney received a B.S. in Biology from Duke University and an M.S. in Human Genetics from the University of California.

   Paul Goddard, Ph.D. Dr. Goddard joined us as a Director in October 2000. Dr. Goddard serves as an advisor and consultant to Elan Pharmaceuticals, a division of Elan PLC. He served as President and Chief Executive Officer of Elan Pharmaceuticals from 1998 to 2000. Dr. Goddard served as Chairman, Chief Executive

Officer and Director of Neurex Corporation from 1991 through 1998. He is also a Director of Onyx Pharmaceutical Inc. and Molecular Devices, Inc. Dr. Goddard received a Ph.D. in Aetiology and Epidemiology of Colon Cancer from St. Marys Hospital, University of London.

   David M. Madden. Mr. Madden joined us as a Director in January 2000. He has been a Managing Member of Royalty Pharma A.G., a private investment management firm specializing in the acquisition of royalty interests in pharmaceutical products, since 1997. From 1992 to 1995, Mr. Madden was President, Chief Executive Officer and a Director of Selectide Corporation, a development stage pharmaceutical company, that was acquired by Marion Merrill Dow in 1995. Mr. Madden was a consultant to Marion Merrill Dow during part of 1995. Mr. Madden has a B.S. in Electrical Engineering from Union College and an M.B.A. from Columbia University.

   Claude H. Nash, Ph.D. Dr. Nash joined us as a Director in January 2000. He is Chairman of the Board of ViroPharma Incorporated, and he served as Chief Executive Officer, President and a Director of ViroPharma Incorporated from that company's inception in 1994. Dr. Nash has a B.S. in Biology and Chemistry from Lamar University, an M.S. in Microbiology and a Ph.D. in Microbial Genetics and Biochemistry from Colorado State University.

   Robert T. Nelsen. Mr. Nelsen has been a Director since our inception. Since July 1994, he has served as a managing director of various venture capital funds associated with ARCH Venture Partners, including ARCH Venture Fund II, L.P., ARCH Venture Fund III, L.P. and ARCH Venture Fund IV, L.P. From April 1987 to July 1994, Mr. Nelsen was a Senior Manager at ARCH Development Corporation, a company affiliated with the University of Chicago, where he was responsible for new company formation. Mr. Nelsen serves on the board of directors of Caliper Technologies Corp., a publicly held lab-chip systems developer and manufacturer, and several privately-held companies. He received a B.S. in Biology and Economics from the University of Puget Sound and an M.B.A. from the University of Chicago.

Composition of Board of Directors

   Currently we have six members on our Board of Directors. Each of our directors was elected in accordance with provisions of our Certificate of Incorporation. The term of office of one class of directors will expire each year in rotation so that one class is elected at each annual meeting of stockholders for a three year term. The term of the Class I director, Ellen M. Feeney, will expire at the Company's 2002 Annual Meeting. The term of the two Class II directors, David M. Madden and Robert T. Nelsen, will expire at the Company's 2003 Annual Meeting. The term of the three Class III directors, John
J. Farrar, Paul Goddard and Claude H. Nash, will expire at the Company's 2004 Annual Meeting.

Scientific Advisors

   We have established relationships with leading scholars in the fields of chemistry, molecular biology, pharmacology and preclinical development. Our scientific advisors consult on matters relating to the development of the products described elsewhere in this prospectus. Our scientific advisors are reimbursed for their reasonable expenses and may also receive options to purchase shares of our common stock. Our scientific advisors are:

                                                        Professional
Advisor             University Affiliation              Concentration
-------             ----------------------              -------------
Jerry Collins,      Yale University                     Pharmacology
 Ph.D.
Alan Cowan, Ph.D.   Temple University                   Pharmacology
James Eisenach,     Wake Forest University              Pharmacology
 M.D.
Mary Jeanne Kreek,  The Rockefeller University          Molecular Neurobiology
 M.D.
Mark Wentland,      Rennselaer Polytechnic Institute    Chemistry
 Ph.D.
Tony Yaksh, Ph.D.   University of California, San Diego Pharmacology
Lei Yu, Ph.D.       University of Cincinnati            Molecular Biology

Clinical Advisors

   We have established relationships with leading scholars who consult on matters relating to clinical trial design, marketing and regulatory issues. Our clinical advisors are reimbursed for their reasonable expenses and may also receive options to purchase shares of our common stock. Our clinical advisors are:

Advisor              University Affiliation       Professional Concentration
-------              ----------------------       --------------------------
James Eisenach,      Wake Forest University       Pain Management
 M.D.
Rosemarie Fisher,    Yale University              Gastroenterology
 M.D.
Thomas Garvey, M.D.  George Washington University Clinical Trial Design/FDA
                                                  Requirements
Jerry Jaffe, M.D.    University of Maryland       Opioid Pharmacology/Addiction
Henrik Kehlet,       Hvidovre University, Denmark Surgical Recovery/Outcome
 M.D., Ph.D.
Mary Jeanne Kreek,   The Rockefeller University   Gastroenterology
 M.D.

Committees Of The Board

   The compensation committee reviews and makes recommendations to the Board regarding the compensation to be provided to our Chief Executive Officer and our directors. In addition, the compensation committee reviews compensation arrangements for our other executive officers and administers our equity compensation plans. The current members of the compensation committee are Dr. Nash and Mr. Nelsen.

   The audit committee reviews and monitors our corporate financial reporting, external audits, internal control functions and compliance with laws and regulations that could have a significant effect on our financial condition or results of operations. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Ms. Feeney, Dr. Goddard and Mr. Madden.

Compensation Committee Interlocks And Insider Participation

   Dr. Nash and Mr. Nelsen serve as the members of the Compensation Committee. None of our other executive officers, directors or Compensation Committee members currently serve, or have in the past served, on the compensation committee of any other company whose directors and executive officers have served on our Compensation Committee. In December 2000, we licensed, for a total of $169,180, from Arch Development Corporation, of which Mr. Nelsen is a director, the right to use cloned mammalian kappa receptors to discover new drugs. The term of the license agreement is tied to the lifetime of the valid and existing patents licensed under the agreement and is currently expected to expire in 2017.

Director Compensation And Other Arrangements

   We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. We also have granted stock options to each member of our board of directors.

Executive Compensation

   The following table sets forth the total compensation earned by our chief executive officer and each of our most highly compensated executive officers, other than the chief executive officer, who earned more than $100,000 during the fiscal year ended December 31, 2000.

                                                                     Long-Term
                                                                    Compensation
                                         Annual Compensation           Awards
                                   -------------------------------- ------------
                                                                     Securities
                                                       All Other     Underlying
Name and Principal Position   Year  Salary   Bonus  Compensation(1)   Options
---------------------------   ----  ------  ------- --------------- ------------
John J. Farrar..............  2000 $285,720 $93,040    $  7,210       $376,875
 President, Chief Executive   1999  211,319  21,305       7,210        110,502
 Officer and Director         1998  197,427  26,384       9,053          6,557

Randall L. Carpenter........  2000 $214,597 $19,400    $ 48,911       $161,607
 Former Vice President,       1999  183,462      --      25,723         28,100
 Clinical Research &          1998   13,154      --          --         60,000
 Development and Regulatory
 Affairs

Peter J. Schied.............  2000 $178,938 $41,050          --       $ 82,706
 Vice President, Chief        1999  158,222   6,948          --         46,809
 Financial Officer and        1998  143,308   8,546          --         11,356
 Secretary

Deanne D. Garver............  2000 $176,677 $26,160          --       $ 61,765
 Vice President, Preclinical  1999  132,500   9,730          --         23,309
 Development and Projects     1998   55,000      --          --         50,000
 Management

Andrew D. Reddick(2)........  2000 $172,115 $62,500    $137,071       $262,000
 Senior Vice President of     1999       --      --          --             --
 Commercial Operations and    1998       --      --          --             --
 Chief Operating Officer

---------------------
(1) Consists of life insurance premiums paid by us for Dr. Farrar, temporary living expenses paid for Dr. Carpenter and relocation expenses paid for Mr. Reddick.
(2) Mr. Reddick commenced employment with us in May 2000.

Employment agreements

   In October 1994, we entered into an at will employment agreement, an employment agreement that permits us to terminate the employee at any time, with Dr. Farrar in connection with which he purchased 453,280 shares of our common stock for $1,150. Under the terms of the employment agreement, either party can terminate the employment relationship at any time without any continuing obligation. Dr. Farrar is eligible for an annual performance bonus based on our attaining goals and objectives established by the Board of Directors. We will use all reasonable good faith efforts to allow Dr. Farrar the opportunity to maintain at least a 5% interest in the Company.

   In September 2000, we entered into an agreement with Dr. Carpenter under which he served as our Vice President, Clinical Research and Development until March 14, 2001 and thereafter is expected to serve as a part-time consultant to us until September 14, 2001. While he was our full-time employee, Dr. Carpenter was eligible to receive bonuses based on the attainment of certain performance objectives established by our Board of Directors. Dr. Carpenter received a $53,000 one-time bonus on January 15, 2001. In October 2000, we granted Dr. Carpenter options to purchase 20,000 shares of our common stock at an exercise price of $3.50 per share.


   In January 1995, we entered into an at will employment agreement with Dr. Maycock, in connection with which we granted him options to purchase 70,000 shares of our common stock at an exercise price of $.125 per share. Dr. Maycock is eligible for an annual performance bonus based on our attaining goals and objectives established by our Board of Directors. Under the terms of the employment agreement, either party can terminate the employment relationship at any time. Dr. Maycock is entitled to a $15,000 one-time severance payment if we terminate his employment with us, subject to certain qualifications with respect to the financial condition of Adolor.

   In May 1997, we entered into an at will employment agreement with Mr. Schied, in connection with which we granted him options to purchase 100,000 shares of our common stock at an exercise price of $.35 per share. We provide Mr. Schied with term life insurance equal to two times his base salary. Under the terms of the employment agreement, either party can terminate the employment relationship at any time. If we terminate Mr. Schied pursuant to a change of control or for any other reason other than just cause, we (or our successor) are obligated to continue to pay Mr. Schied at his then current base salary rate for six months following such termination. We may defer these severance payments in certain circumstances.

   In March 2000, we entered into an at will employment agreement with Mr. Reddick, in connection with which we granted him options to purchase 220,000 shares of our common stock at an exercise price of $2.50 per share. We anticipate we may record a total compensation charge over the four year vesting period of the option based on the fair value of our common stock on the date Mr. Reddick commences employment. Mr. Reddick receives a salary of $20,833 per month and will be eligible for an annual performance bonus based on our attaining goals and objectives established by our Board of Directors. Under the terms of the employment agreement, either party can terminate the employment relationship at any time. If we terminate Mr. Reddick pursuant to a change of control or for any other reason other than just cause, we (or our successor) are obligated to continue to pay Mr. Reddick at his then current base salary rate for nine months following such termination.

   The following table contains information concerning grants of options to purchase shares of our common stock of each of the officers named in the summary compensation table during the year ended December 31, 2000.

Option Grants During the Year Ended December 31, 2000

                                                                          Potential Realizable
                                    Percentage                              Value at Assumed
                         Number of   of Total                            Annual Rates of Stock
                         Securities  Options                             Price Appreciation for
                         Underlying Granted to                               Option Term(3)
                         Options(1) Employees  Exercise Price Expiration ----------------------
Name                      Granted    in 2000   (per Share)(2)    Date        5%         10%
----                     ---------- ---------- -------------- ---------- ---------- -----------
John J. Farrar..........  192,000     22.74%       $2.25      01/13/2010 $6,448,451 $10,523,968
                            1,984                   2.50      05/15/2010     66,138     108,252
                          180,000                   3.50      07/21/2010  5,820,423   9,641,220
                            2,891                   3.50      09/28/2010     93,508     154,892

Randall L. Carpenter....   96,000      9.75%       $2.25      01/13/2010 $3,224,225 $ 5,261,984
                            1,680                   2.50      05/15/2010     56,004      91,665
                           42,000                   3.50      07/21/2010  1,358,099   2,249,618
                            1,927                   3.50      09/28/2010     62,337     103,257
                           20,000                   3.50      10/04/2010    646,714   1,071,247

Deanne D. Garver........   30,000      3.72%       $2.25      01/13/2010 $1,007,570 $ 1,644,370
                              560                   2.50      05/15/2010     18,668      30,555
                           30,000                   3.50      07/21/2010    970,070   1,606,870
                            1,205                   3.50      09/28/2010     38,964      64,543

Peter J. Schied.........   38,000      4.99%       $2.25      01/13/2010 $1,276,256 $ 2,082,869
                            1,260                   2.50      05/15/2010     42,003      68,749
                           42,000                   3.50      07/21/2010  1,358,099   2,249,618
                            1,446                   3.50      09/28/2010     46,757      77,451

Andrew D. Reddick.......  220,000     15.81%       $2.50      04/25/2010 $7,333,850 $12,003,714
                           42,000                   3.50      07/21/2010  1,358,099   2,249,618

---------------------
(1) All options granted to employees are immediately exercisable, are incentive stock options and generally vest over four years at the rate of 25% of the shares subject to the option per year. Unvested shares are subject to a right of repurchase upon termination of employment. Options expire ten years from the date of grant.
(2) The Company granted options at an exercise price equal to the fair market value of its Common Stock on the date of grant.

(3) These amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration dates, based upon the initial public offering price, adjusted for stock splits, of $15.00 per share. These assumptions are not intended to forecast future appreciation of the Company's stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

   The following table contains information concerning stock options to purchase common stock held as of December 31, 2000 by each of the officers named in the summary compensation table who have stock options.

Year-End December 31, 2000 Option Values

                                                    Number of Securities
                                                   Underlying Unexercised   Value of Unexercised In-
                           Shares                  Options at Fiscal Year     The Money Options at
                         Acquired on                         End               Fiscal Year-End(1)
                          Exercise      Value     ------------------------- -------------------------
Name                         (#)     Realized ($) Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ------------ ----------- ------------- ----------- -------------
John J. Farrar..........    68,164     $200,381     104,881      362,495    $2,105,537   $7,053,648
Randall L. Carpenter....    40,901     $ 91,390      49,986      167,093    $  972,415   $3,318,897
Deanne D. Garver........    29,300     $ 54,210      26,860       78,910    $  552,969   $1,579,181
Peter J. Schied.........   113,906     $233,564      28,041       98,931    $  568,734   $1,966,750
Andrew D. Reddick.......        --           --      41,041      220,959    $  795,925   $4,271,076

---------------------
(1) These year-end values represent the difference between the fair market value of the Common Stock subject to options (based on the stock's closing price on the NASDAQ Stock Market on December 31, 2000) and the exercise price of the options.

   On June 4, 2001, we granted stock options to purchase an aggregate of 187,379 shares of our common stock to certain of our employees. Drs. Farrar and Garver and Messrs. Schied and Reddick received options to purchase 55,000, 11,000, 11,000 and 12,250 shares respectively. These options have a weighted average exercise price of $21.30 per share. Five forty-eighths of these options vested immediately and the remainder vest in equal installments over forty-three months. These options expire on the tenth anniversary of the date of grant.

Employee Benefit Plans

Amended and Restated 1994 Equity Compensation Plan

   Our Amended and Restated 1994 Equity Compensation Plan was adopted effective as of February 4, 2000, and thereafter amended. Under the plan, we are authorized to grant options to eligible individuals for up to a total of 4,550,000 shares of our common stock. The plan authorizes us to grant either options intended to constitute incentive stock options under the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Under the plan, the compensation committee of the Board of Directors or the Board of Directors will determine the exercise price of each option granted, provided that the minimum exercise price is equal to the fair market value of the underlying stock on the date the option is granted. The maximum term of any option will be ten years from the date of grant. Options granted will be exercisable at the determination of the compensation committee of the Board of Directors or the Board of Directors, and the options will vest according to the vesting schedule which shall be determined by the Board or the compensation committee. Within any one-year period, an employee may not receive options to purchase more than 200,000 shares of our common stock.

   Eligibility. Officers and other employees of ours, non-employee members of the Board, and consultants are eligible to participate in the plan and receive non-qualified stock options. Under the plan, only our officers and other employees are eligible to receive incentive stock options.

   Change in Control. The plan includes the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

   In a merger or consolidation, sale of all or substantially all assets, sale of all or a majority of the outstanding stock, liquidation or dissolution or any similar transactions, unless otherwise provided in an optionee's grant letter, the vesting and exercisability of all options that are outstanding and unexercised as of such change of control, to the extent unvested, and any unvested shares held by an optionee will be accelerated such that all outstanding options are fully vested and exercisable and all shares held by an optionee are fully vested, and, if Adolor does not survive any such transaction Adolor shall, if Adolor does not cash-out all outstanding options, require the successor corporation to assume all outstanding options and to substitute such options with awards involving the common stock of such successor corporation on terms and conditions necessary to preserve the rights of optionees with respect to such options. The compensation committee or the Board, in its sole discretion, may require the cancellation of all outstanding vested options in exchange for a cash payment in an amount equal to the excess, if any, of the fair market value of the common stock underlying the unexercised portion of the option as of the date of the change of control over the option price of such portion.

Federal Tax Consequences of Stock Options.

   In general, neither the grant nor the exercise of an incentive stock option will result in taxable income to an option holder or a deduction to us. To receive special tax treatment as an incentive stock option under the Internal Revenue Code as to shares acquired upon exercise of an incentive stock option, an option holder must neither dispose of such shares within two years after the incentive stock option is granted nor within one year after the exercise of the option. In addition, the option holder must be an employee at all times between the date of grant and the date three months, or one year in the case of disability, before the exercise of the option. Special rules apply in the case of the death of the option holder. Incentive stock option treatment under the Internal Revenue Code generally allows the sale of our common stock received upon the exercise of an incentive stock option to result in any gain being treated as a capital gain to the option holder, but we will not be entitled to a tax deduction. However, the exercise of an incentive stock option, if the holding period rules described above are satisfied, will give rise to income includable by the option holder in his or her alternative minimum taxable income in an amount equal to the excess of the fair market value of the stock acquired on the date of the exercise of the option over the exercise price.

   If the holding rules described above are not satisfied, gain recognized on the disposition of the shares acquired upon the exercise of an incentive stock option will be characterized as ordinary income. Such gain will be equal to the difference between the exercise price and the fair market value of the shares at the time of exercise. Special rules may apply to disqualifying dispositions where the amount realized is less than the value at exercise. We will generally be entitled to a deduction equal to the amount of such gain included by an option holder as ordinary income. Any excess of the amount realized upon such disposition over the fair market value at exercise will generally be long-term or short-term capital gain depending on the holding period involved. Notwithstanding the foregoing, in the event that the exercise of the option is permitted other than by cash payment of the exercise price, various special tax rules may apply.

   No income will be recognized by an option holder at the time a non-qualified stock option is granted. Generally, ordinary income will, however, be recognized by an option holder at the time a vested non-qualified stock option is exercised, in an amount equal to the excess of the fair market value of the underlying common stock on the exercise date over the exercise price. We will generally be entitled to a deduction for federal income tax purposes in the same amount as the amount included in ordinary income by the option holder with respect to his or her non-qualified stock option. Gain or loss on a subsequent sale or other disposition of the shares acquired upon the exercise of a vested non-qualified stock option will be measured by the difference between the amount realized on the disposition and the tax basis of such shares, and will generally be long-term or short-term capital gain depending on the holding period involved. The tax basis of the shares acquired upon the exercise of any non-qualified stock option will be equal to the sum of the exercise price of such non-qualified stock option and the amount included in income with respect to such option, and the holding period for the stock will begin on the date such option is exercised. Notwithstanding the foregoing, in the event that exercise of the option is permitted other than by cash payment of the exercise price, various special tax rules apply.

   Unless the holder of an unvested non-qualified stock option makes an 83(b) election as described below, there generally will be no tax consequences as a result of the exercise of an unvested option until the stock received upon such exercise is no longer subject to a substantial risk of forfeiture or is transferable. Generally, when the shares have vested, the holder will recognize ordinary income, and we will be entitled to a deduction, equal to the difference between the fair market value of the stock at such time and the exercise price paid by the holder for the stock. Subsequently realized changes in the value of the stock generally would be treated as long-term or short-term capital gain or loss, depending on the length of time the shares were held prior to disposition of such shares. In general terms, if a holder were to make an 83(b) election under Section 83(b) of the Internal Revenue Code upon the exercise of the unvested option, the holder would recognize ordinary income on the date of the exercise of such option, and we would be entitled to a deduction, equal to:

  . the fair market value of the stock received pursuant to such exercise as though the stock were not subject to a substantial risk of forfeiture or transferable, minus

  . the exercise price paid for the stock.

   If an 83(b) election were made, there would generally be no tax consequences to the holder upon the vesting of the stock, and all subsequent appreciation in the stock would generally be eligible for capital gains treatment.

   Additional special tax rules may apply to those option holders who are subject to the rules set forth in Section 16 of the Securities Exchange Act of 1934. The foregoing tax discussion is a general description of certain expected federal income tax results under current law, and all affected individuals should consult their own advisors if they wish any further details or have special questions.

   Section 162(m). Section 162(m) of the Internal Revenue Code may preclude us from claiming a federal income tax deduction if we pay total remuneration in excess of $1 million to the chief executive officer or to any of the other four most highly compensated officers in any one year. Total remuneration would generally include amounts received upon the exercise of stock options granted under the plan and the value of shares received when restricted shares become transferable or such other time when income is recognized. An exception does exist, however, for performance-based compensation which includes amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets certain requirements. The Amended and Restated 1994 Equity Compensation Plan is intended to make grants of stock options and stock appreciation rights that meet the requirements of performance-based compensation. Other awards have been structured with the intent that such awards may qualify as such performance based compensation if so determined by the compensation committee.

                            PRINCIPAL STOCKHOLDERS
-------------------------------------------------------------------------------

   Except as otherwise set forth below, the following table sets forth certain information regarding beneficial ownership of our common stock as of July 31, 2001, and as adjusted to reflect the sale of shares offered hereby, and by:

  . each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock,

  . each of our directors and our executive officers named in the summary compensation table and

  . all of our executive officers and directors as a group.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise noted, we believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include shares of common stock issuable upon the exercise of options or warrants exercisable within 60 days of July 31, 2001, which are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person.



                                            Number of Shares  Percent of Shares
                                           Beneficially Owned    Outstanding
                                           ------------------ -----------------
5% Beneficial Owners, Directors, Named
Officers
--------------------------------------
Entities Affiliated with MPM Capital(1)..      2,352,940            7.57%
 c/o Luke Evnin
 601 Gateway Blvd
 Suite 360
 San Francisco, CA 94080
Robert T. Nelsen(2)......................      2,263,714            7.28%
 c/o Arch Venture Fund III, L.P.
 8725 West Higgins Rd., Suite 290
 Chicago, IL 60631
Entities Affiliated with the Sprout
 Group(3)................................      2,117,972            6.81%
 277 Park Avenue, 21st Floor
 New York, NY 10172
BB Biotech AG(4).........................      2,002,500            6.44%
 Vodergasse 3, CH-8300
 Schaffhausen, Switzerland
Falcon Technology Partners L.P.(5).......      1,845,238            5.93%
 600 Dorset Road
 Devon, PA 19833
Deutsche Bank AG(6)......................      1,708,000            5.49%
 Taunusanlage 12, 60325
 Frankfurt, Federal Republic of Germany
John J. Farrar(7)........................        863,962            2.78%
Alan L. Maycock(8).......................        274,796               *
Andrew D. Reddick........................         92,887               *
Peter J. Schied..........................        184,774               *
Ellen M. Feeney..........................         14,168               *
Paul Goddard.............................         25,000               *
David Madden.............................         35,000               *
Claude Nash..............................          9,895               *
All directors and executive officers as a
 group (14 persons)......................      1,730,764            5.57%


---------------------
 * Represents less than 1%

(1) Includes (i) 177,451 shares owned by MPM Bioventures II, L.P.; (ii) 1,609,019 shares owned by MPM Bioventures II-QP, L.P.; and (iii) 566,470 shares owned by MPM Bioventures GMBH & Co. Parallel-Beteiligungs KG. The address for MPM Bioventures II, L.P. is 601 Gateway Blvd., Suite 360, San Francisco, CA 94080. The person with investment control of these shares is Dr. Luke Evnin. Dr. Evnin disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(2) Includes (i) 767,380 shares owned by ARCH Venture Fund II, L.P. and (ii) 1,494,584 shares owned by ARCH Venture Fund III, L.P. and (iii) 1,750 shares owned by Mr. Nelsen. Mr. Nelsen is a managing director of the general partner of the general partner of the general partner of ARCH Venture Fund II, L.P. and a managing director of the general partner of ARCH Venture Fund III, L.P. The address of ARCH Venture Fund II, L.P. is 8725 West Higgens Rd., Suite 290, Chicago, IL 60631. The people who have investment control of the ARCH Venture Fund II, L.P. shares are Robert T. Nelsen, Steven Lazarus and Keith Crandall, each of whom disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(3) The Sprout Group is a division of DLJ Capital Corporation, a wholly owned subsidiary of Credit Suisse First Boston (USA) Inc. Includes (i) 1,944,572 shares owned by Sprout Capital IX, L.P.; (ii) 119,231 shares owned by DLJ ESC II, L.P.; (iii) 18,299 shares held by Credit Suisse First Boston Corporation, a registered broker-dealer and wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., in proprietary trading and investment accounts in the ordinary course of business; (iv) 25,038 shares owned by DLJ Capital Corporation; and (v) 10,832 shares owned by Sprout Entrepreneurs Fund, L.P. DLJ LBO Plans Management Corp. is the general partner of DLJ ESC II, L.P. and in such capacity may be deemed to share beneficial ownership of the shares owned by DLJ ESC II, L.P. DLJ Capital Corporation is the managing general partner of Sprout Capital IX, L.P. and Sprout Entrepreneurs Fund L.P. and in such capacity may be deemed to share beneficial ownership of the shares owned by these limited partnerships. DLJ Associates IX, L.P. is a general partner of Sprout Capital IX, L.P. and in such capacity may be deemed to share beneficial ownership of the shares owned by Sprout Capital IX, L.P.

(4) Includes 2,002,500 shares owned by Biotech Target S.A. Biotech Target S.A. is a wholly-owned subsidiary of BB Biotech AG and is the record owner of the shares. The address for Biotech Target S.A. is 53 Street, Urbanizacion, Torre Swiss Bank, 16th Floor, Panama City, Republic of Panama.
(5) The address of Falcon Technology Partners, L.P. is 600 Dorset Road, Devon, PA 19833. The person who has investment control of these shares is James Rathman. Mr. Rathman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.



(6) Includes 1,703,000 shares owned by Deutsche Asset Management Europe GmbH (f/k/a Deutsche Fonds Holding GmbH). The address for Deutsche Asset Management Europe GmbH is Gruneburgweg 113-115, 60323 Frankfurt, Federal Republic of Germany.


(7) Includes 49,000 shares owned jointly by Dr. Farrar and his wife. Includes 3,464 shares owned by Janet Fuller Farrar. Includes 9,838 shares owned by the John J. Farrar and Janet Fuller Farrar Trust for Christin A. Farrar. Includes 9,838 shares owned by the John J. Farrar and Janet Fuller Farrar Trust for Lisa K. Farrar. Includes 9,838 shares owned by the John J. Farrar and Janet Fuller Farrar Trust for Morgan S. Fullar Bonar.

(8) Includes 50,000 shares owned jointly by Dr. Maycock and his wife. Includes 2,250 shares owned by Alan L. Maycock as custodian under the Pennsylvania Uniform Gift to Minors Act for Laura B. Maycock.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
-------------------------------------------------------------------------------

   In July 1999, we licensed worldwide rights (excluding South Korea and North Korea) to the development and commercialization of our product candidate ADL 2-1294 to SB Pharmaco Puerto Rico Inc., an affiliate of GlaxoSmithKline plc, for the topical indications of dermal pain and itch. Under the license agreement, we received a $500,000 up-front license fee. In the event that ADL 2-1294 meets specified regulatory approval requirements and is successfully launched commercially in prescription and over-the-counter forms in each of specified jurisdictions, we would be entitled to up to $38.5 million of milestone payments, with the potential of additional milestone payments of up to $6.0 million. In addition, we will receive royalties based on product sales, if any. SB Pharmaco will be responsible for all development costs.

   SB Pharmaco can terminate the agreement on a country by country basis, in its entirety, or on a product by product basis if it determines that the product is not marketable in a specified territory. Upon termination in this circumstance, all of the rights granted to SB Pharmaco under the license agreement in the relevant country or for the relevant product will terminate and revert to us. In connection with the licensing of ADL 2-1294, S.R. One, Limited, an affiliate of GlaxoSmithKline purchased $2.5 million in series F mandatorily redeemable preferred stock, was granted a warrant to purchase shares of preferred stock convertible into an aggregate of 25,000 shares of common stock for an aggregate exercise price of $125,000 and agreed to purchase an additional $500,000 of our capital stock upon the achievement of certain regulatory milestones.


   In January 2000, we issued an aggregate of 12,306,000 shares of series G mandatorily redeemable convertible preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $12,306,000. We issued 2,500,000 shares to ARCH Venture Fund III, L.P. Mr. Nelsen, a director of ours, is the general partner of the general partner of the general partner of ARCH Venture Fund III, L.P. We also issued 273,000 shares to WPG Enterprise Fund II, L.L.C. and 227,000 shares to Weiss, Peck & Greer Venture Associates III, L.L.C. Ms. Feeney, one of our directors, nominated to our board by Weiss, Peck & Greer Venture Partners III, the Fund Investment Advisory Member of WPG Enterprise Fund II, L.L.C. and Weiss, Peck & Greer Venture Associates III, L.L.C., was a general partner of Weiss, Peck & Greer Venture Partners, from 1989 to 1999. On the closing of our initial public offering, the series G preferred stock automatically converted into 2,461,000 shares of common stock.

   In July 2000, we issued an aggregate of 23,921,425 shares of series H mandatorily redeemable convertible preferred stock at a purchase price of $1.53 per share, for aggregate consideration of $36,600,000. Of that amount, we issued 163,399 shares to ARCH Venture Fund III, L.P. Mr. Nelsen, a director of ours, is the general partner of the general partner of the general partner of ARCH Venture Fund III, L.P. We also issued 65,359 shares to S.R. One Limited, an affiliate of GlaxoSmithKline. On the closing date of the initial public offering, the Series H preferred stock automatically converted into an aggregate of 4,784,285 shares of common stock.

   In March 2000, some of our officers exercised options to purchase shares of our common stock. In connection with the exercises, the officers delivered promissory notes to us in the aggregate amount of $940,500. The promissory notes are full recourse and are secured by shares of our common stock. The promissory notes accrue interest at an annual rate of 6.80% and are payable in March 2007. As the makers of the promissory notes sell the shares of our common stock that secure the notes, the makers are required to repay the principal amounts due under the notes secured by the sold shares. In March 2001, we cancelled a portion of the promissory note delivered to us by Dr. Carpenter, our former Vice President, Clinical Research & Development and Regulatory Affairs, in exchange for Dr. Carpenter's forfeiture of certain unvested shares of our common stock that secured the note. In addition, Dr. Carpenter has repaid approximately $63,000 of the principal amount due under the note. The following table sets forth the names of the makers of the promissory notes, their relationship to us and the current principal amounts we expect will be paid to us by each of these makers.

                                                                    Amount of
                                                                    Promissory
 Name of Maker             Relationship to Adolor Corporation          Note
 -------------        -------------------------------------------   ----------
 John J. Farrar       President, Chief Executive Officer and
                      Director                                       $432,000
 Randall L. Carpenter Former Vice President, Clinical Research &
                      Development and Regulatory Affairs               61,202
 Deanne D. Garver     Vice President, Preclinical Development and
                      Projects Management                              67,500
 Alan L. Maycock      Vice President, Exploratory Research and
                      Drug Discovery                                   72,000
 Gwen A. Melincoff    Vice President, Business Development             67,500
 Peter J. Schied      Vice President, Chief Financial Officer and
                      Secretary                                        85,500

   In January 1999, we purchased an approximately 19.9% equity interest in Northstar Research & Development Ltd., a startup biopharmaceutical company with an interest in developing novel pain management pharmaceutical products, for $100,000. William K. Schmidt, our Vice President, Technical Affairs, was the President and Chief Executive Officer of Northstar at the time of the purchase. Northstar does not currently have any operations.

   In December 2000, we licensed, for a total of $169,180 from Arch Development Corporation, of which Mr. Nelsen, a director of ours, is a director, the right to use cloned mammalian kappa receptors to discover new drugs. The term of the license agreement is tied to the lifetime of the valid and existing patents licensed under the agreement and is currently expected to expire in 2017.

                         DESCRIPTION OF CAPITAL STOCK
-------------------------------------------------------------------------------

General

   Our authorized capital stock consists of 99,000,000 shares of common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.


Common Stock

   As of July 31, 2001, there were 31,095,025 shares of our common stock outstanding, including the shares to be offered in the registration statement of which this prospectus is a part.


   The holders of our common stock are entitled to dividends as our board of directors may declare from legally available funds. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our certificate of incorporation does not provide for cumulative voting. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future under the Delaware General Corporation Law, our certificate of incorporation or our bylaws.

   Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   As of July 31, 2001, no shares of our preferred stock were outstanding. Our certificate of incorporation provides that our board of directors may by resolution establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by our board of directors resolutions issuing such shares.


   The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders and may adversely affect voting and other rights of holders of our common stock. In addition, the issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock.

   Series A Junior Participating preferred stock. In February 2001, our board of directors adopted a shareholder rights plan designed to encourage parties seeking to acquire us to negotiate with and seek the approval of our board of directors. In connection with the rights plan, the board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock outstanding on February 20, 2001 to the shareholders of record on that date. Each right entitles the registered holder to purchase one ten-thousandth of a share of Series A Junior Participating preferred stock, par value $0.001 per share, at a price of $155.00 per one one-hundredth of a preferred share, subject to adjustment. The description and terms of the share purchase rights are set forth in a rights agreement between us and a rights agent, a copy of the form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

   Our board of directors is entitled to redeem the rights for $.0001 per right at any time prior to the occurrence of certain business combinations. If not redeemed, the rights will expire on February 19, 2011.

Registration Rights

   The holders of approximately 15,305,045 shares of our common stock may, under certain circumstances, require us to file a registration statement under the Securities Act. We are required to use our best efforts to effect the registration, subject to certain conditions and limitations. In addition, in the event that we propose to register any of our securities under the Securities Act, for our own account or the account of other securityholders, we will send notice of the proposed registration to holders of the shares eligible for demand and piggy-back registration rights. Subject to certain conditions and limitations, these holders may elect to register their eligible shares. We sent such a notice in connection with the shares registered pursuant to the registration statement of which this prospectus is a part. Holders of shares of our common stock elected to register 1,452,542 shares on the registration statement of which this prospectus is a part. In addition, if we are able to file a registration statement on Form S-3, the holders of shares eligible for demand rights may register their common stock along with that registration. The expenses incurred in connection with such registrations will be borne by us, except that we will pay expenses of only one registration on Form S-3 at a holder's request per year.


Options

   As of July 31, 2001, options to purchase a total of 1,782,916 shares of common stock were outstanding at a weighted average exercise price of $8.70. Options to purchase a total of 4,550,000 shares of common stock are reserved under the Amended and Restated 1994 Equity Compensation Plan. Please see "Management--Employee benefit plans" and "Shares eligible for future sale."

Anti-takeover provisions

  Section 203 of the Delaware General Corporation Law; Certain Anti Takeover, Limited Liability and Indemnification Provisions

   We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of Delaware corporations. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

  . our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

  . upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

  . on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders.

   Section 203 defines a "business combination" to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  . in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

  Board of Directors

   Our certificate of incorporation provides for the Board of Directors to be divided into three classes, with the term of one such class expiring each year. Our certificate of incorporation and bylaws provide that our Board of Directors has the authority to determine the number of directors to constitute the Board. Further, subject to the rights of the holders of any series of our preferred stock, if any, our certificate of incorporation and bylaws authorize our Board of Directors to elect additional directors under specified circumstances and fill any vacancies that occur in our Board of Directors by reason of death, resignation, removal, or otherwise. A director so elected by our Board of Directors to fill a vacancy or a newly created directorship holds office until the next election of the class for which such director has been chosen and until his or her successor is elected and qualified. Subject to the rights of the holders of any series of our preferred stock, if any, our certificate of incorporation and bylaws also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of our then outstanding stock. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of our Board of Directors by filling the vacancies created by such removal with its own nominees.

  Shareholder Rights Plan

   In February 2001, our board of directors adopted a shareholder rights plan designed to encourage parties seeking to acquire us to negotiate with and seek the approval of our board of directors. In connection with the rights plan, the board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock outstanding on February 20, 2001 to the shareholders of record on that date. Each right entitles the registered holder to purchase one ten-thousandth of a share of Series A Junior Participating preferred stock, par value $0.001 per share, at a price of $155.00 per one one-hundredth of a preferred share, subject to adjustment. The description and terms of the share purchase rights are set forth in a rights agreement between us and a rights agent, a copy of the form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

   Our board of directors is entitled to redeem the rights for $.0001 per right at any time prior to the occurrence of certain business combinations. If not redeemed, the rights will expire on February 19, 2011.

   We cannot redeem the preferred shares purchasable upon exercise of the rights. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $100 per share but will be entitled to an aggregate dividend of 10,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a preferential liquidation payment of $100 per share but will also be entitled to receive, in the aggregate, a liquidation payment equal to 10,000 times the payment made per share of common stock. Each preferred share will have 10,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock is exchanged for or converted into other stock or securities, cash or other property, each share of preferred stock would be entitled to receive 10,000 times the amount received per share of common stock. Finally, the preferred stock issuable upon exercise of the rights will be non-redeemable and would rank junior to any other series of our preferred stock (except any other outstanding preferred stock associated with a rights plan maintained by us). These rights are subject to adjustment in the event of a stock dividend on the common stock or a subdivision, combination or consolidation of the common stock.

   In the event any person becomes the beneficial owner of 15% or more of our outstanding common stock, each holder of a share purchase right shall thereafter have a right to receive, upon exercise thereof at the then current aggregate exercise price, in lieu of preferred shares, such number of shares of our common stock having a current aggregate market price equal to twice the current aggregate exercise price.

   In the event that at any time after there is a beneficial owner of 15% or more of our outstanding common stock, we are acquired in certain mergers or other business combination transactions or 50% or more of our assets or earning power and our subsidiaries, taken as a whole, are sold, holders of the rights will thereafter have the right to receive, upon exercise thereof at the then current aggregate exercise price, such number of shares of common stock of the acquiring company or, in certain cases, one of its affiliates, having a current aggregate market price equal to twice the current aggregate exercise price.

   The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us pursuant to an offer that is not approved by the board of directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by the board because the board of directors may redeem the rights or approve an offer at any time prior to such time as any person becomes the beneficial owner of 15% or more of the outstanding common stock.

  Indemnification

   There are, in our certificate of incorporation and bylaws, provisions to
(i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

  By-laws

   Our bylaws are subject to adoption, amendment, alteration, repeal, or rescission either by our Board of Directors by a vote of a majority of all directors in office, without the assent or vote of our stockholders, or by the affirmative vote of the holders of a majority of the outstanding shares of voting securities.

  Written Consent of Stockholders

   Under provisions of the Delaware General Corporation Law, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing setting forth the action so taken are signed by holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered to us. Our certificate of incorporation does not permit our stockholders to consent in writing to the taking of any action. Under our bylaws, a special meeting of stockholders may be called by the holders of a majority of the outstanding shares of common stock entitled to vote at the meeting.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is StockTrans, Inc. The Transfer Agent's address is 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003, and its telephone number is (610) 649-7300.

                        SHARES ELIGIBLE FOR FUTURE SALE
-------------------------------------------------------------------------------

   As of July 31, 2001, we had 31,095,025 outstanding shares of common stock. Of these shares, the 4,452,542 shares expected to be sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by an affiliate of us. Of the remaining 26,642,483 shares of common stock, 15,305,045 shares are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration as described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.


   As a result of the provisions of Rules 144, 144(k) and 701, 13,620,380 restricted shares will be available for sale in the public market on the date of this prospectus.


Rule 144

   In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock then outstanding, which will equal approximately 310,950 shares immediately after the date of this prospectus; and


  . the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

   Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

Rule 701

   Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 90 days after the date of our initial public offering without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 90 days after the date of our initial public offering without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

   The holders of 15,305,045 shares of common stock, or their transferees, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.


Stock Options

   We have filed registration statements on Form S-8 under the Securities Act to register certain shares that have been issued and shares to be issued pursuant to our Amended and Restated 1994 Equity Compensation Plan. As a result, if options or rights with respect to the shares registered on the registration statements on Form S-8 are exercised under the Amended and Restated 1994 Equity Compensation Plan, those shares will be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144, unless otherwise resalable under Rule
701. As of July 31, 2001, we had granted options to purchase 1,782,916 shares of common stock that had not been exercised. We have reserved 1,157,462 shares for possible future issuance under our Amended and Restated 1994 Equity Compensation Plan.

                             SELLING STOCKHOLDERS
-------------------------------------------------------------------------------

   We sold 3,000,000 shares of our common stock to certain selling stockholders in a private placement transaction on May 30, 2001 at a price of $20.00 per share. In connection with the sale, we agreed to file a registration statement providing for resale of the shares as described in this prospectus. Pursuant to certain registration rights, holders of 1,452,542 shares of our common stock elected to register those shares on the registration statement of which this prospectus is a part. As of July 31,2001, the selling stockholders were the holders of 6,468,114 shares of our common stock.


   The following table provides certain information with respect to shares of common stock held and to be offered under this prospectus from time to time by each selling stockholder. Because the selling stockholders may sell all, part or none of their common stock pursuant to this prospectus, and this offering is not being underwritten, only an estimate can be given as to the number and percentage of shares of common stock that will be held by each selling stockholder upon termination of this offering.


   We have agreed to pay for all costs and expenses related to the offer, sale and delivery of the shares of common stock to be offered under this prospectus, including all expenses and fees of preparing, filing and printing this prospectus and the registration statement of which it is a part and related exhibits, amendments and supplements and related mailing expenses. We will not pay selling commissions and expenses associated with the sale of any shares of common stock offered under this prospectus. We have agreed to indemnify certain of the selling stockholders against claims made against them arising out of, among other things, statements made in this registration statement. We have agreed to cause this registration statement to remain effective until the earlier of: (i) May 30, 2003, (ii) the date on which the selling stockholders listed below may sell all the shares registered under this registration statement without restriction by the volume limitations of Rule 144(e) of the Securities Act, or (iii) the date on which the shares owned by the selling stockholders listed in the following table have been sold.

   Except as disclosed in this paragraph, we are not aware of any material relationship between any of the selling stockholders and us in the past three years other than as a result of the ownership of the shares of our common stock. In July 1999, we issued 2,625,000 shares of series F mandatorily redeemable convertible preferred stock and a warrant to purchase shares of series F preferred stock convertible into an aggregate of 25,000 shares of common stock to S.R. One Limited. On the closing of the initial public offering, these shares of series F preferred stock automatically converted into 525,000 shares of common stock. In January 2000, we issued an aggregate of 12,306,000 shares of series G mandatorily redeemable convertible preferred stock, of which we issued 750,000 shares of series G preferred stock to S.R. One Limited. On the closing of the initial public offering, these shares of series G preferred stock automatically converted into 150,000 shares of common stock. In July 2000, we issued an aggregate of 23,921,425 shares of series H mandatorily redeemable convertible preferred stock, of which we issued 1,960,784 shares of series H preferred stock to Lombard Odier & Cie, 4,248,366 shares of series H preferred stock to DLJ Capital Corporation and its affiliates and 65,359 shares of series H preferred stock to S.R. One Limited. On the closing of the initial public offering, those shares of series H preferred stock automatically converted into 692,156, 849,673 and 13,071 shares of common stock, respectively. Pursuant to an investor rights agreement, we agreed to register 25,000, 392,156 and 849,673 shares of common stock owned by S.R. One Limited, Lombard Odier & Cie and DLJ Capital Corporation and its affiliates, respectively, in the registration statement of which this prospectus is a part.


                                          Number of    Number of   Number of
                                         Shares Owned Shares Sold Shares Owned
                                         Prior to the   in the     After the
Name of Selling Stockholder                Offering    Offering     Offering
---------------------------              ------------ ----------- ------------
Biotech Target S.A.....................   2,002,500      650,000   1,352,500(1)
Caduceus Capital II, LP................      82,000       82,000           0
PW Encalyptus Fund, LLC................     176,000      176,000           0
PW Encalyptus Fund, Ltd................      18,000       18,000           0
Winchester Global Trust Company
 Limited, as trustee for Caduceus
 Capital Trust.........................     144,000      144,000           0
Eaton Vance Worldwide Health Services..     380,000      380,000           0
Lombard Odier & Cie....................     692,156      692,156           0
DLJ ESC II, L.P........................     119,231      119,231           0
Sprout Entrepreneurs Fund, L.P. .......      10,832       10,832           0
Sprout Capital IX, L.P.................   1,944,572    1,944,572           0
DLJ Capital Corp.......................      25,038       25,038           0
S.R. One Limited.......................     688.072       25,000     663,072(2)
Sonz/Adolor Fund LP....................      71,428       71,428           0
Sonz Partners LP.......................     114,285      114,285           0

-------------------
(1) After the offering, Biotech Target S.A. is expected to own approximately 4.35% of our outstanding shares of common stock.

(2) After the offering, S.R. One Limited is expected to own approximately 2.13% of our outstanding shares of common stock.

                             PLAN OF DISTRIBUTION
-------------------------------------------------------------------------------

   The selling stockholders may sell the shares of common stock from time to time. When we use the term "selling stockholders" in this prospectus, it includes donees, distributees, pledgees and other transferees who are selling shares received after the date of this prospectus from a selling stockholder whose name appears in "Selling Stockholders". If we are notified by a selling stockholder that a donee, distributee, pledgee or other transferee intends to sell more than 500 shares, we will file a supplement to the prospectus if required by law. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may make these sales on the Nasdaq National Market or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, at fixed prices or in privately negotiated transactions. The selling stockholders may use one or more of the following methods to sell the shares of common stock:

  . a block trade in which a selling stockholder's broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

  . a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

  . an exchange or over-the-counter distribution in accordance with the rules of the applicable exchange or Nasdaq; and

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers.

   The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

   In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. To the extent required, this Prospectus will be amended and supplemented from time to time to describe a specific plan of distribution.

   Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of section 2(a)(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because selling stockholders may be deemed "underwriters" within the meaning of section 2(a)(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

   Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

   The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities in connection with their offering of the shares, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS
-------------------------------------------------------------------------------

   The validity of our common stock offered hereby will be passed upon for us by Dechert, Philadelphia, Pennsylvania. As of July 31, 2001, Dechert beneficially owned 37,697 shares of our common stock, and attorneys associated with Dechert who provided legal advice in connection with this offering beneficially owned an aggregate of 8,000 shares of our common stock.


                                    EXPERTS
-------------------------------------------------------------------------------

   The consolidated financial statements of Adolor Corporation and Subsidiary, a development stage company, as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION
-------------------------------------------------------------------------------

   We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and special reports, proxy statements, and other information with the Commission. We have filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Adolor and our common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete; reference is made in each instance to the copy of such contract or any other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 after payment of fees prescribed by the Commission. The Commission also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

   Shares of our common stock are traded as "National Market Securities" on the Nasdaq National Market. Documents we have filed can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................. F-2
Financial Statements:
  Consolidated Balance Sheets at December 31, 1999 and 2000, and June 30,
   2001 (unaudited)....................................................... F-3
  Consolidated Statements of Operations for the years ended December 31,
   1998, 1999 and 2000, the six month periods ended June 30, 2000 and 2001
   (unaudited), and for the period from August 9, 1993 (inception) to June
   30, 2001 (unaudited)................................................... F-4
  Consolidated Statements of Comprehensive Loss for the years ended
   December 31, 1998, 1999, and 2000, the six month periods ended June 30,
   2000 and 2001 (unaudited), and for the period from August 9, 1993
   (inception) to June 30, 2001 (unaudited)............................... F-5
  Consolidated Statements of Stockholders' Equity (Deficit) for the period from August 9, 1993 (inception) to December 31, 1993, for the years ended December 31, 1994, 1995, 1996, 1997, 1998, 1999 and 2000, and for
   the six month period ended June 30, 2001 (unaudited)................... F-6
  Consolidated Statements of Cash Flows for the years ended December 31,
   1998, 1999 and 2000, for the six month periods ended June 30, 2000 and
   2001 (unaudited), and for the period from August 9, 1993 (inception) to
   June 30, 2001 (unaudited).............................................. F-7
  Notes to Consolidated Financial Statements.............................. F-8

                         Independent Auditors' Report

The Board of Directors and Stockholders
Adolor Corporation:

   We have audited the accompanying consolidated balance sheets of Adolor Corporation and Subsidiary (a development-stage company) as of December 31, 1999 and 2000, and the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adolor Corporation and Subsidiary (a development-stage company) as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ KPMG LLP

Philadelphia, Pennsylvania
March 2, 2001, except as to the second
 paragraph of note 8 which is as of March 22, 2001

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

                          CONSOLIDATED BALANCE SHEETS


                                                                                     December 31,  December 31,   June 30,
                                                                                         1999          2000         2001
                                                                                     ------------  ------------  -----------
                                                                                                                 (Unaudited)
                                      Assets
Current assets:
 Cash and cash equivalents.........................................................  $  3,472,164   67,392,849    95,143,754
 Short-term investments............................................................     1,791,531   64,237,605    82,359,748
 Prepaid expenses and other current assets.........................................       190,893    2,503,248     3,634,332
                                                                                     ------------  -----------   -----------
Total current assets...............................................................     5,454,588  134,133,702   181,137,834
 Equipment and leasehold improvements, net.........................................       765,504    1,390,450     2,455,695
 Other assets......................................................................        38,298       86,007        86,164
                                                                                     ------------  -----------   -----------
Total assets.......................................................................     6,258,390  135,610,159   183,679,693
                                                                                     ============  ===========   ===========
                       Liabilities and Stockholders' Deficit
Current liabilities:
 Notes payable--current portion....................................................  $     65,703      521,053       531,289
 Accounts payable..................................................................       564,742    1,696,975     1,594,732
 Accrued expenses..................................................................     1,729,119    3,192,533     5,097,953
 Deferred licensing fees...........................................................        26,316       52,632        52,632
                                                                                     ------------  -----------   -----------
Total current liabilities..........................................................     2,385,880    5,463,193     7,276,606
 Notes payable, less current portion...............................................            --      214,819            --
 Deferred licensing fees...........................................................       462,719      892,543       866,227
                                                                                     ------------  -----------   -----------
Total liabilities..................................................................     2,848,599    6,570,555     8,142,833
                                                                                     ============  ===========   ===========
Commitments and Contingencies
Mandatorily redeemable convertible preferred stock, at redemption value, (aggregate liquidation value of $39,443,518 at December 31, 1999):
 Series A, $0.01 par value; 6,000,000 shares authorized,
  issued and outstanding at December 31, 1999......................................     1,500,000           --            --
 Series B, $0.01 par value; 23,107,145 shares authorized,
  22,869,049 shares issued and outstanding at December 31, 1999....................     9,605,000           --            --
 Series C, $0.01 par value; 13,814,286 shares authorized,
  issued and outstanding at December 31, 1999......................................     9,670,000           --            --
 Series D, $0.01 par value; 960,000 shares authorized,
  issued and outstanding at December 31, 1999 .....................................     1,200,000           --            --
 Series E, $0.01 par value; 11,366,667 shares authorized,
  11,366,667 shares issued and outstanding at December 31, 1999....................     8,525,000           --            --
 Series F, $0.01 par value, 2,625,000 shares authorized,
  2,500,000 shares issued and outstanding at December 31, 1999.....................     2,500,000           --            --
 Series G, $0.01 par value; 12,306,000 shares authorized,
  no shares issued and outstanding at December 31, 1999 and 2000...................            --           --            --
 Series H, $0.01 par value; 23,921,569 shares authorized,
  no shares issued and outstanding at December 31, 1999 and 2000...................            --           --            --
                                                                                     ------------  -----------   -----------
                                                                                       33,000,000           --            --
                                                                                     ------------  -----------   -----------
Stockholders' equity (deficit):
 Series A Junior participating preferred stock, $0.01 par value, 35,000
  shares authorized, none issued and outstanding...................................            --           --            --
 Preferred stock; $0.01 par value, 1,000,000 shares
  authorized, none issued and outstanding..........................................            --           --            --
 Common stock, par value $.0001 per share; 99,000,000
  shares authorized; 1,055,012, 27,944,852 and 31,089,642
  shares issued and outstanding at December 31, 1999
  and 2000, and June 30, 2001, respectively........................................           106        2,794         3,109
 Additional paid-in capital........................................................     3,530,018  200,335,775   259,856,949
 Notes receivable for stock options................................................            --   (1,056,488)     (934,946)
 Deferred compensation.............................................................    (2,116,644) (18,125,961)  (14,718,887)
 Unrealized gains on available for sale securities.................................            --      125,581       486,665
 Deficit accumulated during the development stage..................................   (31,003,689) (52,242,097)  (69,156,030)
                                                                                     ------------  -----------   -----------
Total stockholders' equity (deficit)...............................................   (29,590,209) 129,039,604   175,536,860
                                                                                     ------------  -----------   -----------
Total liabilities and stockholders' equity (deficit)...............................  $  6,258,390  135,610,159   183,679,693
                                                                                     ============  ===========   ===========


          See accompanying notes to consolidated financial statements.

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 1998, 1999 and 2000, for the six-month periods ended June 30, 2000 and 2001 (unaudited) and for the period from August 9, 1993 (inception) to June 30, 2001 (unaudited)



                                                                                            Period from
                                                                                             August 9,
                                                                     Six months ended          1993
                                Year ended December 31,                  June 30,           (inception)
                          --------------------------------------  ------------------------  to June 30,
                              1998         1999         2000         2000         2001         2001
                          ------------  -----------  -----------  -----------  -----------  -----------
Grant and license
 revenues...............  $    149,983       10,965       43,860       17,544      562,216      767,024
                          ------------  -----------  -----------  -----------  -----------  -----------
Operating expenses
 incurred during the
 development stage:
 Research and
  development...........     7,074,011    7,398,468   15,884,100    5,954,372   15,217,555   55,179,597
 General and
  administrative........     2,276,450    3,697,484    7,626,455    3,394,348    6,158,104   22,392,042
                          ------------  -----------  -----------  -----------  -----------  -----------
  Total operating
   expenses.............     9,350,461   11,095,952   23,510,555    9,348,720   21,375,659   77,571,639
                          ------------  -----------  -----------  -----------  -----------  -----------
Other income (expense):
 Interest income........       412,975      424,667    2,282,907      333,479    3,979,624    7,971,110
 Interest expense.......       (28,028)     (21,142)     (54,620)      (4,427)     (80,114)    (322,525)
                          ------------  -----------  -----------  -----------  -----------  -----------
                               384,947      403,525    2,228,287      329,052    3,899,510    7,648,585
                          ------------  -----------  -----------  -----------  -----------  -----------
  Net loss..............    (8,815,531) (10,681,462) (21,238,408)  (9,002,124) (16,913,933) (69,156,030)
Undeclared dividends and
 accretion of offering
 costs attributable to
 mandatorily redeemable
 convertible preferred
 stock..................     1,704,022    2,429,884    4,102,796   (1,577,507)          --
Beneficial conversion
 feature on mandatorily
 redeemable convertible
 preferred stock........            --           --   48,905,779   12,306,000           --
                          ------------  -----------  -----------  -----------  -----------
  Net loss allocable to
   common stockholders..  $(10,519,553) (13,111,346) (74,246,983) (22,885,631) (16,913,933)
                          ============  ===========  ===========  ===========  ===========
  Basic and diluted net
   loss per share
   allocable to common
   stockholders (note
   2)...................  $     (10.59)      (12.55)      (13.99)      (15.47)       (0.59)
                          ============  ===========  ===========  ===========  ===========
  Shares used in
   computing basic and
   diluted net loss per
   share allocable to
   common stockholders
   (note 2).............       992,907    1,044,571    5,307,375    1,478,584   28,489,667
                          ============  ===========  ===========  ===========  ===========


          See accompanying notes to consolidated financial statements.

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years ended December 31, 1998, 1999 and 2000, for the six-month periods ended June 30, 2000 and 2001 (unaudited) and the period from August 9, 1993 (inception) to June 30, 2001 (unaudited)



                                                                                              Period from
                                                                      Six months ended       August 9, 1993
                                Year ended December 31,                   June 30,           (inception) to
                         ---------------------------------------  -------------------------     June 30,
                            1998          1999          2000         2000          2001           2001
                         -----------  ------------  ------------  -----------  ------------  --------------
Net loss................ $(8,815,531) $(10,681,462) $(21,238,408) $(9,002,124) $(16,913,933)  $(69,156,030)
Other comprehensive
 income (loss):
Unrealized gains on
 available for sale
 securities.............          --            --       125,581           --       361,084        486,665
                         -----------  ------------  ------------  -----------  ------------   ------------
Comprehensive loss...... $(8,815,531) $(10,681,462) $(21,112,827) $(9,002,124) $(16,552,849)  $(68,669,365)
                         ===========  ============  ============  ===========  ============   ============






          See accompanying notes to consolidated financial statements.

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the period from August 9, 1993 (inception) to December 31, 1993, for the years ended December 31, 1994, 1995, 1996, 1997, 1998, 1999 and 2000, and for
the six-month period ended June 30, 2001 (unaudited)



                                                                                   Unrealized   Deficit
                           Common stock                                             gain on   accumulated       Total
                         -----------------  Additional                             available   during the   Stockholders'
                           Number            paid-in       Notes       Deferred     for sale  development      Equity
                         of shares  Amount   capital     Receivable  compensation  securities    stage        (deficit)
                         ---------- ------ ------------  ----------  ------------  ---------- ------------  -------------
Inception, August 9,
 1993...................         -- $   -- $         --  $       --  $         --   $     --  $         --  $         --
 Net income (loss)......         --     --           --          --            --         --            --            --
                         ---------- ------ ------------  ----------  ------------   --------  ------------  ------------
Balance, December 31,
 1993...................         --     --           --          --            --         --            --            --
 Issuance of common
  stock to founder in
  November 1994 at $.001
  per share.............    100,000     10       12,490          --       (12,400)        --            --           100
 Issuance of restricted
  stock to an officer
  and consultant in
  November 1994 at $.003
  per share.............    545,411     55       68,157          --       (66,767)        --            --         1,445
 Amortization of
  deferred
  compensation..........         --     --           --          --        15,182         --            --        15,182
 Net loss...............         --     --           --          --            --         --      (243,423)     (243,423)
                         ---------- ------ ------------  ----------  ------------   --------  ------------  ------------
Balance, December 31,
 1994...................    645,411     65       80,647          --       (63,985)        --      (243,423)     (226,696)
 Issuance of common
  stock for technology
  license agreements in
  December 1995 at $.125
  per share.............     50,000      5        6,245          --            --         --            --         6,250
 Value attributed to
  issuance of warrants..         --     --       60,000          --            --         --            --        60,000
 Amortization of
  deferred
  compensation..........         --     --           --          --        16,692         --            --        16,692
 Exercise of common
  stock options.........      4,914     --          616          --            --         --            --           616
 Net loss...............         --     --           --          --            --         --    (2,392,480)   (2,392,480)
                         ---------- ------ ------------  ----------  ------------   --------  ------------  ------------
Balance, December 31,
 1995...................    700,325     70      147,508          --       (47,293)        --    (2,635,903)   (2,535,618)
 Issuance of restricted
  stock to director in
  May 1996 at $.21 per
  share.................     20,000      2        4,198          --            --         --            --         4,200
 Deferred compensation
  resulting from grant
  of options............         --     --        3,168          --        (3,168)        --            --            --
 Amortization of
  deferred
  compensation..........         --     --           --          --        17,669         --            --        17,669
 Exercise of common
  stock options.........    104,221     10       18,572          --            --         --            --        18,582
 Net loss...............         --     --           --          --            --         --    (4,071,758)   (4,071,758)
                         ---------- ------ ------------  ----------  ------------   --------  ------------  ------------
Balance, December 31,
 1996...................    824,546     82      173,446          --       (32,792)        --    (6,707,661)   (6,566,925)
 Deferred compensation
  resulting from grant
  of options............         --     --      270,720          --      (270,720)        --            --            --
 Amortization of
  deferred
  compensation..........         --     --           --          --        82,249         --            --        82,249
 Exercise of common
  stock options.........    101,759     10       19,428          --            --         --            --        19,438
 Net loss...............         --     --           --          --            --         --    (4,799,035)   (4,799,035)
                         ---------- ------ ------------  ----------  ------------   --------  ------------  ------------
Balance, December 31,
 1997...................    926,305     92      463,594          --      (221,263)        --   (11,506,696)  (11,264,273)
 Deferred compensation
  resulting from grant
  of options............         --     --      217,121          --      (217,121)        --            --            --
 Amortization of
  deferred
  compensation..........         --     --           --          --       145,227         --            --       145,227
 Exercise of common
  stock options.........     99,913     11       21,779          --            --         --            --        21,790
 Net loss...............         --     --           --          --            --         --    (8,815,531)   (8,815,531)
                         ---------- ------ ------------  ----------  ------------   --------  ------------  ------------
Balance, December 31,
 1998...................  1,026,218    103      702,494          --      (293,157)        --   (20,322,227)  (19,912,787)
 Issuance of common
  stock for services in
  April 1999 at $3.736
  per share.............      3,570     --       13,339          --            --         --            --        13,339
 Deferred compensation
  resulting from grant
  of options............         --     --    2,806,195          --    (2,806,195)        --            --            --
 Amortization of
  deferred
  compensation..........         --     --           --          --       982,708         --            --       982,708
 Exercise of common
  stock options.........     25,224      3        7,990          --            --         --            --         7,993
 Net loss...............         --     --           --          --            --         --   (10,681,462)  (10,681,462)
                         ---------- ------ ------------  ----------  ------------   --------  ------------  ------------
Balance, December 31,
 1999...................  1,055,012    106    3,530,018          --    (2,116,644)        --   (31,003,689)  (29,590,209)
 Notes granted to
  employees for stock
  options...............         --     --           --  (1,056,488)           --         --            --    (1,056,488)
 Deferred compensation
  resulting from grant
  of options............         --     --   19,936,828          --   (19,936,828)        --            --            --
 Amortization of
  deferred
  compensation..........         --     --           --          --     3,927,511         --            --     3,927,511
 Accretion of Series H
  preferred stock
  issuance costs........         --     --     (281,794)         --            --         --            --      (281,794)
 Exercise of common
  stock options.........  1,171,419    116    1,393,123          --            --         --            --     1,393,239
 Unrealized gain on
  investments...........         --     --           --          --            --    125,581            --       125,581
 Conversion of preferred
  shares................ 18,818,421  1,882   80,381,821          --            --         --            --    80,383,703
 Net proceeds from
  initial public
  offering..............  6,900,000    690   95,375,779          --            --         --            --    95,376,469
 Net loss...............         --     --           --          --            --         --   (21,238,408)  (21,238,408)
                         ---------- ------ ------------  ----------  ------------   --------  ------------  ------------
Balance, December 31,
 2000................... 27,944,852  2,794  200,335,775  (1,056,488)  (18,125,961)   125,581   (52,242,097)  129,039,604
 Amortization of
  deferred compensation
  (unaudited)...........         --     --     (472,975)         --     3,407,074         --            --     2,934,099
 Notes granted to
  employees for stock
  options (unaudited)...         --     --           --     121,542            --         --            --       121,542
 Net proceeds from
  issuance of newly
  registered shares of
  common stock
  (unaudited)...........  3,000,000    300   59,832,350          --            --         --            --    59,832,650
 Exercise of common
  stock options
  (unaudited)...........    144,790     15      161,799          --            --         --            --       161,814
 Unrealized gain on
  investments
  (unaudited)...........         --     --           --          --            --    361,084            --       361,084
 Net loss (unaudited)...         --     --           --          --            --         --   (16,913,933)  (16,913,933)
                         ---------- ------ ------------  ----------  ------------   --------  ------------  ------------
Balance, June 30, 2001
 (unaudited)............ 31,089,642 $3,109 $259,856,949  $ (934,946) $(14,718,887)  $486,665  $(69,156,030) $175,536,860
                         ========== ====== ============  ==========  ============   ========  ============  ============


         See accompanying notes to consolidated financial statements.

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1998, 1999 and 2000, for the six-month periods ended June 30, 2000 and 2001 (unaudited), and for the period from August 9, 1993 (inception) to June 30, 2001 (unaudited)



                                                              Year ended December 31,
                                                        -------------------------------------
                                                           1998         1999         2000
                                                        -----------  -----------  -----------
Net cash flows from operating activities:
Net loss...................................             $(8,815,531) (10,681,462) (21,238,408)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
 Non-cash compensation expense.............                 145,227      982,708    3,927,511
 Non-cash warrant value....................                      --           --           --
 Depreciation and amortization expense.....                 202,346      267,622      375,871
 Issuance of common stock for technology
  license agreements.......................                      --           --           --
 Changes in assets and liabilities:
 Prepaid expenses and other current
  assets...................................                  60,590      (68,184)  (2,312,355)
 Other assets..............................                      --       (5,378)     (47,709)
 Accounts payable..........................                 378,608     (359,496)   1,132,233
 Accrued expenses and other current
  liabilities..............................                 579,302      597,877    1,463,414
 Deferred licensing fees...................                      --      489,035      456,140
                                                        -----------  -----------  -----------
 Net cash used in operating activities.....              (7,449,458)  (8,777,278) (16,243,303)
                                                        -----------  -----------  -----------
Net cash flows from investing activities:
 Purchases of equipment and leasehold
  improvements.............................                (191,357)    (448,309)  (1,000,816)
 Purchases of short-term investments.......              (3,045,281)  (2,221,062) (73,806,621)
 Maturities of short-term investments......               5,892,160    2,502,853   11,486,128
                                                        -----------  -----------  -----------
 Net cash provided by (used in) investing
  activities...............................               2,655,522     (166,518) (63,321,309)
                                                        -----------  -----------  -----------
Net cash flows from financing activities:
 Net proceeds from issuance of mandatorily
  redeemable convertible preferred stock
  and Series B warrants....................               9,100,000    2,525,000   47,101,909
 Proceeds from Series D mandatorily
  redeemable convertible preferred stock
  subscription.............................                      --           --           --
 Net proceeds from issuance of restricted
  common stock and exercise of common stock
  options..................................                  21,790        7,993      336,750
 Interest receivable converted to principal
  on notes.................................                      --           --           --
 Proceeds from notes payable--related
  parties..................................                      --           --           --
 Proceeds received on notes receivable.....                      --           --           --
 Proceeds from notes payable...............                      --           --      957,126
 Payment of notes payable..................                (144,464)     (89,764)    (286,957)
 Net proceeds from IPO.....................                      --           --   95,376,469
 Net proceeds from issuance of newly
  registered shares of common stock........                      --           --           --
                                                        -----------  -----------  -----------
 Net cash provided by (used in) financing
  activities...............................               8,977,326    2,443,229  143,485,297
                                                        -----------  -----------  -----------
Net increase (decrease) in cash and cash
 equivalents...............................               4,183,390   (6,500,567)  63,920,685
Cash and cash equivalents at beginning of
 period....................................               5,789,341    9,972,731    3,472,164
                                                        -----------  -----------  -----------
Cash and cash equivalents at end of
 period....................................             $ 9,972,731    3,472,164   67,392,849
                                                        ===========  ===========  ===========
Supplemental disclosure of cash flow
 information:
 Cash paid for interest....................                  28,028       21,142       54,620
Supplemental disclosure of noncash
 transactions:
 Unrealized gains (losses) on available for
  sale securities..........................                      --           --           --
 Deferred compensation from issuance of
  common stock, restricted common stock and
  common stock options.....................                 217,121    2,806,195   19,936,828
 Issuance of common stock for technology
  license agreements or for services.......                      --       13,339           --
 Conversion of Series A through H preferred
  stock for common stock...................                      --           --   80,383,703
 Conversion of stock subscription to Series
  D mandatorily redeemable preferred
  stock....................................                 600,000           --           --
 Conversion of bridge financing, including
  accrued interest, to Series B mandatorily
  redeemable preferred stock...............                      --           --           --
                                                        ===========  ===========  ===========
                                                                      Unaudited
                                                        ---------------------------------------
                                                           Six          Six
                                                          months      months      Period from
                                                          ended        ended     August 9 1993
                                                         June 30,    June 30,    (inception) to
                                                           2000        2001      June 30, 2001
                                                        ----------- ------------ --------------
Net cash flows from operating activities:
Net loss...................................             (9,002,124) (16,913,933)   (69,156,030)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
 Non-cash compensation expense.............              1,290,423    2,934,099      8,121,337
 Non-cash warrant value....................                     --           --         60,000
 Depreciation and amortization expense.....                142,903      314,187      1,405,172
 Issuance of common stock for technology
  license agreements.......................                     --           --          6,250
 Changes in assets and liabilities:
 Prepaid expenses and other current
  assets...................................               (109,387)  (1,131,084)    (3,634,332)
 Other assets..............................                     --         (157)       (86,164)
 Accounts payable..........................                (10,899)    (102,243)     1,594,732
 Accrued expenses and other current
  liabilities..............................                549,058    1,905,420      5,097,953
 Deferred licensing fees...................                482,455      (26,316)       918,859
                                                        ----------- ------------ --------------
 Net cash used in operating activities.....             (6,657,571) (13,020,027)   (55,672,223)
                                                        ----------- ------------ --------------
Net cash flows from investing activities:
 Purchases of equipment and leasehold
  improvements.............................               (129,279)  (1,379,432)    (3,847,527)
 Purchases of short-term investments.......               (304,119) (49,389,704)  (145,731,612)
 Maturities of short-term investments......              1,491,590   31,628,645     63,858,529
                                                        ----------- ------------ --------------
 Net cash provided by (used in) investing
  activities...............................               1,058,192  (19,140,491)   (85,720,610)
                                                        ----------- ------------ --------------
Net cash flows from financing activities:
 Net proceeds from issuance of mandatorily
  redeemable convertible preferred stock
  and Series B warrants....................             12,381,000           --     78,501,909
 Proceeds from Series D mandatorily
  redeemable convertible preferred stock
  subscription.............................                     --           --        600,000
 Net proceeds from issuance of restricted
  common stock and exercise of common stock
  options..................................                168,256      161,814        572,728
 Interest receivable converted to principal
  on notes.................................                     --      (69,339)       (69,339)
 Proceeds from notes payable--related
  parties..................................                     --           --      1,000,000
 Proceeds received on notes receivable.....                     --      190,881        190,881
 Proceeds from notes payable...............                 97,851       88,033      1,490,144
 Payment of notes payable..................                (59,378)    (292,616)      (958,855)
 Net proceeds from IPO.....................                     --           --     95,376,469
 Net proceeds from issuance of newly
  registered shares of common stock........                     --   59,832,650     59,832,650
                                                        ----------- ------------ --------------
 Net cash provided by (used in) financing
  activities...............................              12,587,729   59,911,423    236,536,587
                                                        ----------- ------------ --------------
Net increase (decrease) in cash and cash
 equivalents...............................              6,988,350   27,750,905     95,143,754
Cash and cash equivalents at beginning of
 period....................................              3,472,164   67,392,849             --
                                                        ----------- ------------ --------------
Cash and cash equivalents at end of
 period....................................             10,460,514   95,143,754     95,143,754
                                                        =========== ============ ==============
Supplemental disclosure of cash flow
 information:
 Cash paid for interest....................                  4,427       48,909        201,445
Supplemental disclosure of noncash
 transactions:
 Unrealized gains (losses) on available for
  sale securities..........................                     --      361,084        486,665
 Deferred compensation from issuance of
  common stock, restricted common stock and
  common stock options.....................             11,925,576      150,000     23,463,199
 Issuance of common stock for technology
  license agreements or for services.......                     --           --         19,589
 Conversion of Series A through H preferred
  stock for common stock...................                     --           --     80,383,703
 Conversion of stock subscription to Series
  D mandatorily redeemable preferred
  stock....................................                     --           --        600,000
 Conversion of bridge financing, including
  accrued interest, to Series B mandatorily
  redeemable preferred stock...............                     --           --      1,019,787
                                                        =========== ============ ==============


          See accompanying notes to consolidated financial statements.

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

                  Notes to consolidated financial statements

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)


1. ORGANIZATION AND BUSINESS ACTIVITIES

   Adolor Corporation (together with its subsidiary, "Adolor" or the "Company") is a development-stage pharmaceutical company engaged in the development of peripheral and central analgesics based on opiate receptors and opiate-like receptors. The Company commenced operations on November 7, 1994. The Company is currently devoting substantially all of its efforts toward conducting pharmaceutical discovery and development, licensing technology, obtaining regulatory approval for products under development, negotiating strategic corporate relationships, recruiting personnel and raising capital.

   The accompanying consolidated financial statements include the results of operations of the Company for the period from August 9, 1993 (inception) to June 30, 2001.


   The Company has licensed its core technology from certain universities and research institutions in exchange for present and future cash payments and, in certain instances, common stock. The cost of obtaining such technology has been charged as incurred, to research and development expense in the accompanying consolidated statements of operations because the core technology which was licensed had not reached technological feasibility and had no alternative future uses.

   The Company has not generated any product sales revenues and has not yet achieved profitable operations. There is no assurance that profitable operations, if ever achieved, could be sustained on a continuing basis. In addition, development activities and clinical and pre-clinical testing and commercialization of the Company's proprietary technology will require significant additional financing. The Company's deficit accumulated during the development stage through June 30, 2001, aggregated approximately $69.2 million, and the Company's management expects to incur substantial and increasing losses in future periods. Further, the Company's future operations are dependent on the success of the Company's research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of the Company's proposed future products.


   The Company plans to finance its future operations with a combination of license payments, equity offerings, payments from strategic research and development and marketing arrangements, and revenues from future product sales, if any. The Company has not generated positive cash flows from operations, and there are no assurances that the Company will be successful in obtaining an adequate level of financing for the long-term development and commercialization of its planned products. The Company believes that its current financial resources and sources of liquidity are adequate to fund operations for at least the next year based on a level of research and development and administrative activities necessary to achieve its short-term objectives.

2. BASIS OF ACCOUNTING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

   The consolidated financial statements include the accounts of Adolor Corporation and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. All cash and cash equivalents are held in United States financial institutions or

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)


obligations of the United States Treasury. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Marketable Securities

   The Company's entire portfolio of marketable securities is currently classified as available for sale and is stated at fair value as determined by quoted market values. All marketable securities, including securities with maturities in excess of one year, are classified as current, as management can sell them any time at their option. Changes in the net unrealized holding gains and losses are included as a separate component of stockholders' equity and comprehensive loss. For purposes of determining gross realized gains and losses, the cost of marketable securities sold is based upon specific identification. The Company has not experienced any significant realized gains or losses on its investments through June 30, 2001.


Concentration of Credit Risk

   The Company invests its excess cash and short-term investments in accordance with a policy objective that seeks to ensure both liquidity and safety of principal. The policy limits investments to certain types of instruments issued by the U.S. Government and Institutions with strong investment grade credit ratings and places restrictions on their terms and concentrations by type and issuer.

Equipment and Leasehold Improvements

   Equipment, consisting of computer, office and laboratory equipment, furniture and fixtures and leasehold improvements, are recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets or lease term, whichever is shorter, generally three to seven years. Expenditures for repairs and maintenance are expensed as incurred.

Revenue Recognition

   Contract revenues are earned and recognized according to the provisions of each agreement. Non-refundable contract milestone payments are recognized as revenues upon the completion of the milestone event or requirement and when the Company's significant performance obligations have been satisfactorily completed. Payments, if any, received in advance of performance under a contract are deferred and recognized as revenue when earned. Up-front licensing fees are deferred and amortized over the estimated performance period. Grant revenue is recognized over the period the related research is performed.

Research and Development

   Research and product development costs are expensed as incurred. Costs incurred under research agreements with third parties are expensed as incurred and in accordance with the specific contractual performance terms of such research agreements.

Accounting for Income Taxes

   Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)


that will be in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Use of Estimates

   The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

   The Company accounts for share option issuances to employees and members of the Board of Directors in accordance with the provisions of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, deferred compensation is recorded to the extent that the current estimated fair value of the underlying stock exceeds the exercise price of the options on the date of grant. Such deferred compensation is amortized on a straight-line basis over the respective vesting periods of such option grants. The Company has adopted the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" which allows entities to continue to apply the provisions of APB No. 25 for financial reporting purposes and provide pro forma net loss and net loss per share footnote disclosures for employee stock option grants. Transactions with nonemployees, in which goods or services are the consideration received for the issuance of equity instruments, are accounted for on a fair-value basis in accordance with SFAS No. 123 and EITF Issue No. 96-18.

Segment Information

   The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its product candidates. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas or by location and does not have separately reportable segments as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Net Loss per Share

   Net loss per share is computed in accordance with SFAS No. 128, "Earnings Per Share," by dividing the net loss allocable to common stockholders by the weighted average number of shares of common stock outstanding. Net loss allocable to common stockholders is calculated as the net loss plus preferred dividends accrued for the respective period, whether or not declared plus the beneficial conversion feature on mandatorily redeemable convertible preferred stock. The numerator and the denominator used in computing both basic and diluted net loss per share allocable to common stockholders are equal.

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)



Interim Financial Statements (Unaudited)

   The consolidated balance sheet at June 30, 2001, the consolidated statements of operations, statements of comprehensive loss and statements of cash flows for the six months ended June 30, 2000 and 2001, and for the period from August 9, 1993 (inception) to June 30, 2001 and the consolidated statement of stockholders' equity (deficit) for the period from January 1, 2001 to June 30, 2001 are unaudited. In the opinion of management of the Company, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial results for these periods. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of results to be expected for the entire fiscal year.


3. SHORT-TERM INVESTMENTS

   Short-term Investments--consist of fixed income securities with original maturities of greater than three months including U.S. Treasury obligations and corporate securities and high-grade commercial paper. At December 31, 1999 and 2000, all of the short-term investments were deemed as "available for sale" investments.

   The following summarizes the "available for sale" investments at December 31, 1999 and 2000:

                                                Gross      Gross
                                              unrealized unrealized
                                     Cost       gains      losses   Fair value
                                  ----------- ---------- ---------- -----------
Obligations of U.S. Government... $ 1,791,531        --        --   $ 1,791,531
                                  -----------  --------   -------   -----------
December 31, 1999................ $ 1,791,531        --        --   $ 1,791 531
                                  ===========  ========   =======   ===========
Commercial paper................. $12,412,679    12,346        --   $12,425,025
Corporate Bonds..................  51,699,345   151,103    37,868    51,812,580
                                  -----------  --------   -------   -----------
December 31, 2000................ $64,112,024  $163,449   $37,868   $64,237,605
                                  ===========  ========   =======   ===========

   Investments at December 31, 1999 had no unrealized gains or losses as fair value approximated cost. At December 31, 2000, maturities of investments were as follows:

Less than 1 year.......................  43,488,369   52,234  36,121  43,504,482
Due in 1-2 years.......................  20,623,655  111,215   1,747  20,733,123
                                        ----------- -------- ------- -----------
December 31, 2000...................... $64,112,024 $163,449 $37,868 $64,237,605
                                        =========== ======== ======= ===========

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)



4. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

   Equipment and leasehold improvements consist of the following:


                                                  December 31,
                                                                    June 30,
                                                 1999      2000       2001
                                              ---------- --------- ----------
                                                                   (unaudited)
Laboratory, computer and office equipment.... $1,244,665 2,114,749 3,344,598
Furniture, fixtures and leasehold
 improvements................................    222,614   353,346   502,930
                                              ---------- --------- ---------
                                               1,467,279 2,468,095 3,847,528
Less accumulated depreciation and
 amortization................................    701,775 1,077,645 1,391,833
                                              ---------- --------- ---------
                                              $  765,504 1,390,450 2,455,695
                                              ========== ========= =========


5. ACCRUED EXPENSES

   Accrued expenses consist of the following:


                                                    December 31,
                                                                      June 30
                                                   1999      2000       2001
                                                ---------- --------- ----------
                                                                     (unaudited)
Consulting and contracted research............. $1,403,566 2,335,517 4,765,145
Professional fees..............................    270,727   319,493   193,094
Payroll and related costs......................     31,475   537,523   139,714
Other..........................................     23,351        --        --
                                                ---------- --------- ---------
                                                $1,729,119 3,192,533 5,097,953
                                                ========== ========= =========


6. NOTES PAYABLE

   In October 1996, the Company executed a secured equipment loan agreement to finance the purchase of computers, software, laboratory and office equipment, and furniture. At December 31, 1999, the Company had loan draws totaling $65,703 outstanding under this agreement. The loans are secured by the equipment financed at interest rates ranging from 13.55% to 19.13%.

   In March 2000 and December 2000, the Company entered into loan agreements to finance the Company's insurance policies. The balance of these loans as of December 31, 2000 was $5,488 and $730,384. The March 2000 loan was paid off in January 2001. The balance of the December 2000 loan as of June 30, 2001 is $472,601 is due in May 2002 and bears interest at 6.7%.


   In March 2001, an additional loan for insurance was entered into. This loan is due in November 2001 and bears interest at 8.3%. The balance of this loan at June 30, 2001 is $58,688.


7. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

   The Company issued 6,000,000 shares of its Series A mandatorily redeemable convertible preferred stock (Series A) in November 1994 at a price of $0.25 per share. Total proceeds to the Company were $1,500,000.

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)



   In October 1995, the Company issued convertible promissory notes in the principal amount of $1,000,000 to the Series A stockholders (Bridge Note). These notes accrued interest at 5.75% per annum. Principal plus accrued interest on the Bridge Note totaling $1,019,787 were converted into 2,428,063 shares of Series B at a price of $0.42 per share in March 1996.

   In conjunction with the Bridge Note, the Company issued warrants to purchase 238,096 shares of Series B at the fair value of the Series B at the date of issuance ($0.42 per share). These warrants are exercisable until the earlier of the closing of an initial public offering or October 2000. The fair value of such warrants at their issuance date aggregated $60,000, which amount was charged to interest expense in 1995. During the year ended December 31, 2000, 178,572 of these warrants were exercised for proceeds of $75,000. The balance were exercised through a cashless exercise.

   In March 1996, the Company issued 20,440,986 shares of its Series B at a price of $0.42 per share. Series B purchasers included the holders of the Series A, certain officers of the Company and other investors.

   In May 1997, the Company sold 13,814,286 shares of its Series C mandatorily redeemable preferred stock (Series C) at a price of $0.70 per share. The total proceeds received by the Company was $9,670,000.

   In November 1997, the Company entered into a certain license agreement (see note 9) and a stock purchase agreement with Kwang Dong Pharmaceutical Co. (Kwang Dong). Pursuant to the stock purchase agreement, the Company agreed to issue to Kwang Dong 960,000 shares of the Company's Series D mandatorily redeemable convertible preferred stock (Series D) for $1,200,000. As of December 31, 1997, the Company had received $600,000. In February 1998, the Company received the additional $600,000 from Kwang Dong and issued the 960,000 shares of Series D.

   In December 1998, the Company sold 11,333,334 shares of its Series E mandatorily redeemable convertible preferred stock (Series E) at a price of $0.75 per share. The total proceeds received by the Company was $8,500,000. An additional 33,333 shares of Series E was sold in January 1999 for $25,000.

   In July 1999, the Company entered into a license agreement (see note 9) and a stock purchase agreement with an affiliate of GlaxoSmithKline (SB). Pursuant to the stock purchase agreement, the Company sold 2,500,000 shares of its Series F at a price of $1.00 per share to SB. The total proceeds received by the Company was $2,500,000. In connection with Series F, the Company granted a warrant to purchase 125,000 shares of Series F at $1.00 per share at any time prior to the earlier of the closing of an initial public offering or August 2004. SB will purchase an additional $500,000 of common stock subsequent to an initial public offering of the Company's common stock or preferred stock prior to an initial public offering of the Company's common stock, upon the successful completion of the second pivotal clinical trial for the first prescription or over-the-counter product candidate under the license agreement that the Company has entered into with SB. If the purchase occurs prior to an initial public offering of the Company's common stock, the purchase price of the preferred stock will be the fair market value of the Company's preferred stock at the date of purchase as determined by the Company's Board of Directors. If the purchase occurs subsequent to an initial public offering of the Company's common stock, the purchase price of the common stock will be the fair value of the Company's common stock as listed on the principal national securities exchange on which the common stock is then listed.

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)



   In January 2000, we issued an aggregate of 12,306,000 shares of series G mandatorily redeemable convertible preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $12,306,000. Of that amount, we issued 250,000 shares to Technology Leaders II, L.P. Dr. Moller, one of our directors, is the managing director of the general partner of the general partner of Technology Leaders II, L.P. We also issued 2,500,000 shares to ARCH Venture Fund III, L.P. Mr. Nelsen, a director of ours, is the general partner of the general partner of the general partner of ARCH Venture Fund III, L.P. We also issued 273,000 shares to WPG Enterprise Fund II, L.L.C. and 227,000 shares to Weiss, Peck & Greer Venture Associates III, L.L.C. Ms. Feeney, one of our directors, was nominated to our board by Weiss, Peck & Greer Venture Partners III, the Fund Investment Advisory Member of WPG Enterprise Fund II, L.L.C. and Weiss, Peck & Greer Venture Associates III, L.L.C., and was a general partner of Weiss, Peck & Greer Venture Partners, from 1989 to 1999. On the closing of the initial public offering, the series G preferred stock automatically converted into 2,461,200 shares of common stock. The issuance of these securities resulted in a $12,306,000 beneficial conversion feature which increased net loss per share allocable to common stockholders in the first quarter of 2000. The beneficial conversion feature cannot exceed the proceeds from the sale of the securities.

   In July 2000, we issued an aggregate of 23,921,425 shares of series H mandatorily redeemable convertible preferred stock at a purchase price of $1.53 per share, for aggregate consideration of $36,600,000. Of that amount, we issued 163,399 shares to ARCH Venture Fund III, L.P. Mr. Nelsen, a director of ours, is the general partner of the general partner of the general partner of ARCH Venture Fund III, L.P. We also issued 36,425 shares to Technology Leaders II, L.P. and 28,934 shares to Technology Leaders II Offshore C.V. Dr. Moller, one of our directors, is the managing director of the general partner of the general partner of both of these entities. We also issued 65,359 shares to S.R. One Limited, an affiliate of GlaxoSmithKline. On the closing date of our initial public offering, the Series H preferred stock automatically converted into an aggregate of 4,784,285 shares of common stock. The Company incurred approximately $1.8 million of offering cost which were accreted through the date of the conversion. The charge for the year ended December 31, 2000, prior to the conversion was $281,794. The issuance of these securities resulted in a $36.6 million beneficial conversion feature which increased the net loss per share allocable to common stockholders in the third quarter of 2000. The beneficial conversion feature cannot exceed the proceeds from the sale of the securities.

   The holders of the above mandatorily redeemable convertible preferred stock voted together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. Each share of preferred stock entitled the holder to an equal number of votes as the number of common shares into which each share of preferred stock was convertible.

   The preferred stockholders were entitled to a liquidation preference over all other types of capital stock. Each series of preferred shares were entitled to a specified amount of cumulative accrued and unpaid dividends ranging from $0.02 to $0.12 per share, whether or not declared. Such cumulative dividends for the preferred shares outstanding as of the date of the initial public offering was approximately $10,264,520.

   Each share of outstanding mandatorily redeemable convertible preferred stock was converted into common stock at a conversion ratio of 5-for-1 upon the consummation of the initial public offering in November 2000.
Additionally, with the closing of the initial public offering, all dividends ceased to accrue and were no longer payable.

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)



   All of the Series A, B, C, D, E, F, G and H mandatorily redeemable convertible preferred stock were converted into shares of common stock on a five-for-one basis in connection with the Company's initial public offering.

8. COMMON STOCK AND COMMON STOCK OPTIONS

   On March 28, 2000, the Company filed a Restated Certificate of
Incorporation which, changed the number of authorized shares of common stock to 96,024,821 and authorized 1,000,000 shares of undesignated preferred stock, and effected a reverse stock split of its common stock on a 1-for-4.5 basis. In July 2000, the reverse stock split and the authorization of the undesignated preferred stock was reversed.

   On September 13, 2000 the Board of Directors approved a reverse stock split of its common stock on a 1-for-5 basis, changed the number of authorized shares of common stock to 99,000,000 and authorized 1,000,000 shares of undesignated preferred stock which actions became effective on March 22, 2001. All common share, options, and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the reverse stock split for all periods presented.

   In November 1994 (commencement of operations), the Company issued 100,000 shares of common stock to an investor at a price of $.001 per share. The difference between the fair value of such stock and the price paid at the issuance date aggregated $12,400, which amount was charged to operations in 1994.

   In November 1994, the Company issued 453,280 shares of restricted common stock to an executive officer of the Company at a price of $.003 per share and 92,131 shares of restricted common stock to a scientific consultant at a price of $.003 per share. These shares vested ratably over 48 months. The difference between the fair value of such stock and the per share price paid at the issuance date aggregated $66,767 which amount was recorded as deferred compensation and was amortized to operations over the vesting period. Compensation expense related to these shares aggregated $16,692 in 1997, $13,910 in 1998 and none in 1999 or 2000. In addition, in May 1996, the Company issued 20,000 shares of restricted common stock to a director for cash at a price of $0.21 per share (the fair value at date of grant as determined by the Board of Directors). These shares vest ratably over 48 months, and are subject to the Company's right of repurchase of unvested shares in certain circumstances.

   We sold 6,000,000 shares of our common stock on November 14, 2000. Upon the exercise of the underwriter's over-allotment option, we sold an additional 900,000 shares of common stock. The effective date of the registration statement on Form S-1 for the 6,900,000 shares of common stock sold in our initial public offering was November 13, 2000 and the file number is 333-96333.

   The price to the public of the 6,900,000 shares of common stock sold in our initial public offering was $15.00 per share and the gross proceeds were $103,500,000. The total underwriting discounts and commissions were $7,245,000. The net proceeds were $95,376,000. The total costs and expenses incurred in the offering, exclusive of the underwriting discount, were approximately $879,000.

   On May 30, 2001, the Company sold 3 million shares of newly issued common stock of the Company to current institutional investors for approximately $59.8 million, net of expenses.


Shareholder Rights Plan

   The Company's Board of Directors adopted a Shareholder Rights Plan (the "Plan") in February 2001. Under the Plan, preferred stock purchase rights were distributed as a dividend at the rate of one Right for each

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)


share of Common Stock outstanding as of the close of business on February 20, 2001. Each Right entitles the holder to purchase one ten-thousandth of a share of newly created Series A Junior Participating Preferred Stock of Adolor at an exercise price of $155.00 per Right. In general, the Rights will be exercisable if a person or group becomes the beneficial owner of 15% or more of the outstanding Common Stock of Adolor or announces a tender offer for 15% or more of the Common Stock of Adolor. The Board of Directors will in general be entitled to redeem the Rights for $.0001 per Right at any time prior to the occurrence of the stock acquisition events described above. If not redeemed, the Rights will expire on February 19, 2011.

Stock Options

   The Company granted 606,060 common stock options in January 2000 at exercise prices of $2.25 per share for which a compensation charge amounting to approximately $7,446,000 will be recorded over the respective vesting periods of the options based on a fair value of $14.40 per share on the grant date. In addition, between March and June 2000, the Company granted 376,428 common stock options at an exercise price of $2.50 per share for which a compensation charge amounting to approximately $4,479,000 will be recorded over the respective vesting periods of the options. From July 1 to September 30, 2000, the Company granted 649,548 stock options at exercise prices ranging from $2.75 to $3.50 per share for which a total compensation charge of approximately $7.1 million based on the fair value of the common stock on the grant date of $14.40 per share will be recorded over the four-year vesting periods of the options. From October 1 to November 6, 2000, the company granted 96,600 stock options at an exercise price of $3.50 per share for which a total compensation charge of approximately $1,117,190 based on the fair value of common stock on the grant date of $14.40 per share will be recorded over the four-year vesting period of the options. On October 4, 2000, a grant of 20,000 stock options was awarded to an officer of the company at an exercise price of $3.50 per share for which a total compensation charge of $218,000 based on a fair value of common stock on grant date of $14.40 per share will be recorded over a six-month vesting period of the options. Future compensation expense relating to such option grants will be approximately $5.5 million for each of the years ending December 31, 2001 through 2003, and $1.7 million for the year ending December 31, 2004.

   During March 2000, certain officers and employees exercised options to purchase 472,067 shares of common stock. The exercised options are scheduled to vest monthly over four years, during which time the Company has the right to repurchase any unvested shares. In connection with such exercises, the employees delivered promissory notes to the Company in the aggregate amount of approximately $1,062,200 as consideration for the exercise price. As of December 31, 2000, two employees have been terminated, which reduced the notes receivable to $1,056,488. The promissory notes are full recourse and are secured by shares of the Company's common stock. The promissory notes accrue interest at an annual rate of 6.80% and are payable in March 2007. As the makers of the promissory notes sell the shares of the Company's common stock that secure the notes, the makers are required to repay the principal amounts due under the notes secured by the sold shares. As of December 31, 2000, 376,425 shares were subject to buyback at the purchase price paid by the employee.

   The Company's 1994 Amended and Restated Equity Compensation Plan, as amended, (the 1994 Plan) allows the granting of incentive and nonqualified stock options to employees, directors, consultants and contractors to purchase an aggregate of 3,950,000 shares of the Company's common stock. The options are exercisable generally for a period of six to seven years from the date of grant and vest over terms ranging from immediately to four years. In May 2001, the stockholders of the Company approved an amendment to the

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)


Company's 1994 Equity Compensation Plan (the "Plan") to increase the number of shares of Common Stock authorized for issuance under the Plan by 600,000 shares, from 3,950,000 to 4,550,000.


   A summary of activity under the 1994 Plan from January 1, 1998 to June 30, 2001, is as follows:



                                                                     Exercise
                                                        Number of      price
                                                         options     per share
                                                        ----------  -----------
Balance, January 1, 1998...............................    683,745  $  .126-.50
 Granted...............................................    209,636      .35-.35
 Exercised.............................................    (99,913)    .126-.35
 Cancelled.............................................    (65,014)    .126-.35
                                                        ----------
Balance, December 31, 1998.............................    728,454     .126-.50
 Granted...............................................    499,744    .376-1.50
 Exercised.............................................    (25,224)   .126-.376
 Cancelled.............................................    (50,262)    .21-.376
                                                        ----------
Balance, December 31, 1999.............................  1,152,712    .126-1.50
 Granted...............................................  1,748,635    2.25-3.50
 Exercised............................................. (1,171,419)    .13-3.50
 Cancelled.............................................    (46,745)    .21-2.25
                                                        ----------
Balance, December 31, 2000.............................  1,683,183
                                                        ----------
 Granted (unaudited)...................................    368,382  15.24-27.99
 Exercised (unaudited).................................   (185,771)  .125-19.50
 Cancelled (unaudited).................................    (90,495)   0.35-3.50
                                                        ----------
Balance, June 30, 2001 (unaudited).....................  1,775,299
                                                        ==========


   At December 31, 2000, the plan had the following options outstanding and exercisable by price range, as follows:

                                     Options Outstanding              Options Exercisable
                          ----------------------------------------- ------------------------
                                                        Weighted                 Weighted
                                    Weighted average    average                  average
                           Number      remaining     exercise price  Number   exercise price
Range of exercise prices  of shares contractual life  (per share)   of shares  (per share)
------------------------  --------- ---------------- -------------- --------- --------------
$0.125-0.35...              227,337       2.8            $ .24       152,883      $ .19
$0.375-0.375..              269,745       5.1              .38        84,373        .38
$0.50 -0.65...               14,352       4.9              .60        11,226        .64
$0.75 -1.50...               24,986       6.0             1.33        12,462       1.33
$2.25 -2.25...               62,707       6.0             2.25        35,273       2.25
$2.50 -2.50...              335,305       6.4             2.50        58,972       2.50
$2.75 -2.75...               77,743       6.5             2.75         7,329       2.75
$3.50 -3.50...              671,008       6.7             3.50        87,795       3.50
                          ---------                                  -------      -----
                          1,683,183                      $2.22       450,313      $1.42
                          =========                                  =======

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)



   The Company applies APB No. 25 in accounting for its stock option plan. During the years ended December 31, 1998, 1999 and 2000, certain employees of the Company were granted options to acquire 201,236, 450,576 and 1,657,035 shares of the Company's common stock, respectively. The weighted average fair values of common stock for the years ended December 31, 1998, 1999 and 2000, were $1.70 per share, $7.22 per share, and $14.40 per share, respectively. The differences between the fair value, as determined by the Board of Directors, prior to the Company's initial public offering and the respective exercise prices at the grant dates has been recorded as deferred compensation ($205,651, $1,831,402 and $18,702,976 for 1998, 1999 and 2000, respectively)
which is being amortized on a straight-line basis to expense over the vesting period of the options.

   Had the Company determined compensation cost for options granted during the years ended December 31, 1998, 1999 and 2000 based on the minimum value method prior to the initial public offering, at the grant date under SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                             Years Ended December 31,
                                      ----------------------------------------
                                          1998          1999          2000
                                      ------------  ------------  ------------
Net loss allocable to common
 stockholders:
  As reported.......................   (10,519,553)  (13,111,346)  (74,246,983)
  Pro forma under SFAS No. 123......   (10,527,468)  (13,350,599)  (74,536,116)
Basic and diluted net loss per share
 allocable to common stockholders:
  As reported.......................  $     (10.59) $     (12.55) $     (13.99)
  Pro forma under SFAS No. 123......  $     (10.60) $     (12.78) $     (14.04)

   Pro forma net loss reflects only options granted since 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation expense is recorded under SFAS 123 over the respective vesting period of such options, and options granted by the Company prior to January 1, 1995 are not reflected in the pro forma net loss figures above.

   In April 1995 and December 1995, the Company issued 17,500 shares and 32,500 shares of common stock to a research institution and a researcher, respectively, as compensation for certain technology license agreements. Research and development expense of $6,250 was recognized in 1995 related to the issuance of these shares. In 1998 and 1999 and December 31, 2000 the Company issued 8,400, 46,168 and 91,600 stock options, respectively, to non-employees. Such options vest over future service periods. The Company recorded deferred compensation of $11,470, $974,793 and $1,233,852 in 1998, 1999 and
2000, respectively, based on the fair value as determined using a Black-Scholes pricing model. Such deferred compensation is being amortized to expense using the methodology prescribed in FASB Interpretation No. 28 over the vesting period. The amount of amortization for the 1998, 1999 and 2000 grants is subject to change each reporting period based upon changes in the fair value of the Company's common stock, estimated volatility and the risk free interest rate until the non-employee completes his or her performance under the option agreement.

   All options were granted with exercise prices less than the fair value of the Company's common stock. The per share weighted-average minimum value of the stock options granted to employees during 1998, 1999, and 2000 was $1.44, $4.34 and $5.02 per share, respectively, on the date of grant. The per share weighted-average fair value of stock options granted to non-employees during 1998, 1999, and 2000 was $1.37, $12.90 and

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)


$13.47 per share, respectively, on the date of grant. Such values were determined using the minimum value method for employees and a Black Scholes option-pricing model for non-employees with the following weighted average assumptions: expected dividend yield 0%; risk free interest rate of 4.465% for 1998, and 5.49% for 1999 and 6.5% for 2000; volatility of 0% for employees and 60% for non-employees; an expected option life of 4 years for employees and 10 years for non-employees. There were no stock option grants in 2000 after the Company's initial public offering.

9. LICENSE AND RESEARCH AGREEMENTS

   On June 22, 1995, the Company and the University of California at San Diego
(UCSD) entered into an exclusive, worldwide license for certain technology rights covered under UCSD patents. The Company paid a $10,000 license fee, and committed to a $10,000 annual license maintenance fee. The Company also agreed to bear UCSD's prosecution costs for patents covering the licensed technology. Payments of $50,000 and $150,000 are payable upon commencement of Phase III clinical trials and NDA filing, respectively, and the agreement provides for royalties at various rates on sales proceeds of products resulting from the licensed technology, if any.

   In November 1997, the Company entered into a license agreement with Kwang Dong which granted them the rights in South Korea and North Korea to develop and market one of the Company's compounds for certain indications. Under the terms of the agreement, the Company will receive payments upon the achievement of defined clinical and regulatory milestones of up to an aggregate of $720,000, and royalties on any future sales proceeds in South Korea and North Korea, if any, resulting from the licensed technology. The Company will supply formulated bulk drug, including certain free amounts during the first year of sales, and Kwang Dong will be responsible for clinical development and regulatory approvals in South Korea and North Korea. The Company devoted significant internal efforts and expenditures to the development of a formulation for this indication. To date, the Company has not transferred sufficient technology under the license agreement to allow commercialization of ADL 2-1294 in South Korea and North Korea. As a result the Company does not anticipate material revenues under the license agreement in the foreseeable future. Kwang Dong also made an equity investment in the Company (see note 7).

   On June 10, 1998, the Company entered into an exclusive, world-wide license agreement with Roberts Laboratories Inc., (Roberts) which recently merged with Shire Pharmaceutical, plc, for technology relating to compound ADL 8-2698. Upon signing the agreement the Company made a $300,000 nonrefundable payment to Roberts which was recorded as research and development expense because the licensed technology had not reached technological feasibility and had no alternative future uses. The Company will also be required to make payments totaling up to $2,200,000 upon the occurrence of future events. In addition, royalties are payable from the sale proceeds of products resulting from the licensed technology, if any. In 1999, the Company paid $300,000 to Roberts to exercise certain licensing rights as defined in the agreement, which was recorded as research and development expense.

   On July 26, 1999, the Company entered into a license agreement with SB granting SB an exclusive license to certain of the Company's compounds for certain indications in most of the world. SB may develop, at their own cost, manufacture, market and sell any resulting products. Under the terms of the agreement, the Company will receive milestone payments upon the achievement of defined clinical and regulatory milestones, and

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)


royalties on any future sales proceeds, if any, resulting from the licensed technology. The Company must maintain the underlying patents and provide certain other information to SB. Upon signing the agreement, the Company received a licensing fee of $500,000. This licensing fee has been deferred and is being recognized over the remaining life of the patents which is nineteen years. SB also made an equity investment in the Company (see note 7). The proceeds received from the licensing fee and the equity instrument have been allocated to their related financial statement components based upon the amounts specified in the separate agreements which represent management's estimate of the fair value of such components.

   On April 25, 2000, the Company entered into a license agreement with Santen Pharmaceutical Co., Ltd. granting Santen an exclusive royalty bearing license to develop and sell products in the field of ophthalmic pain in all countries other than South Korea and North Korea. Santen will pay Adolor royalties on annual net sales of the products. Santen will pay Adolor $1,000,000 when gross sales in major markets achieve $75,000,000 and an additional payment of $1,500,000 when aggregate sales achieved is $150,000,000. A $500,000 payment has been paid to Adolor upon execution of the agreement.

   The Company has entered into various licensing, research and other agreements. Under these agreements, the Company is working in collaboration with various other parties. Should any discoveries be made under such arrangements, the Company would be required to negotiate the licensing of the technology for the development of respective discoveries, and possible royalties on future product sales, if any. Under these agreements, the Company would be obligated to make payments aggregating up to approximately $3,600,000 upon the achievement of certain milestones and to make future royalty payments on sales proceeds of products, if any, a portion of which could be offset by previously made milestone payments.

   The Company intends to expense to research and development expense milestone payments that are required to be made upon the occurrence of future events prior to NDA approval. The Company intends to capitalize payments that are required to be made upon the occurrence of future events commencing with NDA approval.

10. INCOME TAXES

   No federal and state taxes are payable as of December 31, 1999 and 2000. As of December 31, 2000, the Company had approximately $26,259,000 of Federal and $26,683,000 of state net operating loss carryforwards available of offset future taxable income. The Federal and state net operating loss carryforwards will expire as follows:

                                                            State      Federal
                                                         ----------- -----------
2005.................................................... $   450,000 $        --
2006....................................................   1,232,000          --
2007....................................................   2,063,000          --
2008....................................................   3,519,000          --
2009....................................................   3,938,000      33,000
2010....................................................  15,481,000     482,000
Thereafter..............................................           0  25,744,000
                                                         ----------- -----------
                                                         $26,683,000 $26,259,000
                                                         =========== ===========

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)



   In addition, the utilization of the state net operating loss carryforwards is subject to a $2 million annual limitation. At December 31, 2000, the Company also has approximately $547,000 of Federal and $35,000 of state research and development tax credit carryforwards, which begin expiring in 2011, and are available to reduce Federal and state income taxes.

   The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual use of net operating loss and research and development tax credit carryforwards (following certain ownership changes, as defined by the Act) that could significantly limit the Company's ability to utilize these carryforwards. The Company may have experienced various ownership changes, as defined by the Act, as a result of past financings and the initial public offering. Accordingly, the Company's ability to utilize the aforementioned carryforwards may be limited. The Company has not yet determined whether or not ownership changes, as defined by the Act, have occurred. Additionally, because U.S. tax laws limit the time during which these carryforwards may be applied against future taxes, the Company may not be able to take full advantage of these attributes for Federal income tax purposes.

   Significant components of the Company's deferred tax assets and liabilities are shown below. At December 31, 2000, a valuation allowance of $26,811,000 has been recognized to fully offset the deferred tax assets as realization of such assets is not "more likely than not." SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if based on weight of the evidence it is more likely than not that some, or all, of the deferred tax assets will not be realized. Realization of the Company's deferred tax assets is dependent upon generating future taxable income. After considering all of the evidence, including the Company's net losses since inception and the uncertainty of future profitability, management has determined that a valuation allowance is necessary to reduce the net deferred tax assets to zero. The change in the valuation allowance in 1999 and 2000 were increases of $3,394,401 and $14,056,000 respectively, related primarily to additional net operating losses and capitalized research and development costs incurred by the Company.

                                                          1999         2000
                                                       -----------  -----------
Deferred tax assets:
 Net operating loss carryforwards.....................   4,368,000   10,923,000
 Capitalized research and development costs...........   7,329,000   12,151,000
 Tax credit carryforwards.............................     533,000      582,000
 Accrued expenses and other...........................     586,000    3,209,000
                                                       -----------  -----------
  Total deferred tax assets...........................  12,816,000   26,685,000
 Less valuation allowance............................. (12,755,000) (26,811,000)
                                                       -----------  -----------
  Net deferred tax assets.............................      61,000       54,000
Deferred tax liability................................     (61,000)     (54,000)
                                                       -----------  -----------
  Net deferred tax....................................          --           --
                                                       ===========  ===========

                       ADOLOR CORPORATION AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

December 31, 1998, 1999 and 2000 and June 30, 2001 (Information subsequent to December 31, 2000, as of June 30, 2001, for the period from inception to June 30, 2001, and with respect to the six-month periods ended June 30, 2000 and 2001, is unaudited.)



11. COMMITMENTS

   Future minimum lease payments under non-cancelable operating leases for office and laboratory space are as follows:

Year ending December 31,
------------------------
2001................................................................ $  688,296
2002................................................................    450,292
2003................................................................     67,638
2003................................................................     53,405
                                                                     ----------
                                                                     $1,259,631
                                                                     ==========

   Rent expense was $237,351, $258,805, $425,791 and $377,003 for the years ended December 31, 1998, 1999 and 2000 and the six month period ended June 30, 2001, respectively. In October 2000, we signed a two-year lease for additional office space with the first year's minimum rental payment of $465,000 and second year's minimum rental payment of $485,000.


   The Company has an agreement with an officer to provide for certain payments upon certain forms of termination of employment.

12. 401(k) PROFIT SHARING PLAN

   In 1995, the Company adopted a 401(k) Profit Sharing Plan (the 401(k) Plan) available to all employees meeting certain eligibility criteria. The 401(k) Plan permits participants to contribute up to 15% of their salary, not to exceed the limits established by the Internal Revenue Code. All contributions made by participants vest immediately into the participant's account. The Company is not required to make and did not make any contributions to the 401(k) Plan in 1998, 1999 and 2000.

13. QUARTERLY INFORMATION (UNAUDITED)

   This table summarizes the unaudited results of operations for each quarter of fiscal 2000 and 1999:

                                                    Quarter Ended
                                      -------------------------------------------
                                      March 31  June 30  September 30 December 31
                                      --------  -------  ------------ -----------
                                      (In thousands, except Per share amounts)
Fiscal 2000
  Revenue............................       7       11          13          13
  Net loss...........................  (4,032)  (4,970)     (4,642)     (7,594)
  Net loss allocable to common
   stockholders...................... (17,292)  (5,593)    (42,727)     (8,635)
  Basic and diluted earnings per
   share.............................  (12.61)   (3.78)     (23.90)       (.55)
Fiscal 1999
  Revenue............................       0        0           5           6
  Net loss...........................  (1,974)  (2,488)     (3,165)     (3,054)
  Net loss allocable to common
   stockholders......................  (2,485)  (2,987)     (3,721)     (3,918)
  Basic and diluted earnings per
   share.............................   (2.41)   (2.88)      (3.55)      (3.72)

                                4,452,542 Shares

                          [LOGO OF ADOLOR CORPORATION]

                                  Common Stock


                                   PROSPECTUS

                              August  , 2001

                                    PART II

                    Information not required in prospectus
-------------------------------------------------------------------------------

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The expenses to be paid by Adolor Corporation in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:


                                                                       Amount
Securities and Exchange Commission Registration Fee.................. $ 26,500
Nasdaq National Market Listing Fee...................................   17,500
Accounting Fees and Expenses.........................................   50,000
Blue Sky Fees and Expenses...........................................    1,000
Legal Fees and Expenses..............................................  112,500
Transfer Agent and Registrar Fees and Expenses.......................      500
Printing and Engraving Expenses......................................   10,000
Miscellaneous Fees and Expenses......................................    2,000
                                                                      --------
  Total.............................................................. $220,000*
                                                                      ========

---------------------
* All amounts are estimated except for the SEC fee and the Nasdaq National Market fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Under Section 145 of the General Corporate Law of the State of Delaware, Adolor Corporation has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Adolor Corporation's restated bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

   Adolor Corporation's amended and restated certificate of incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to Adolor Corporation and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Adolor Corporation, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

   Adolor Corporation has obtained a policy of directors' and officers' liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   In the preceding three years, the Registrant has issued the following securities that were not registered under the Securities Act:

   In December 1998 and January 1999, the Registrant sold 11,366,667 shares of its series E mandatorily redeemable convertible preferred stock to investors at a purchase price per share of $.75 for a total of $8,525,000.

The shares of series E mandatorily redeemable convertible preferred stock were automatically converted in November 2000 at the time of the initial public offering of shares of common stock of the Registrant into 2,273,333 shares of common stock.

   On July 26, 1999 the Registrant sold 2,500,000 shares of its series F mandatorily redeemable convertible preferred stock and issued a warrant to purchase 125,000 shares of series F mandatorily redeemable convertible preferred stock to S.R. One, Limited at a purchase price per share of $1.00 for a total of $2,500,000. The shares of series F mandatorily redeemable convertible preferred stock and the shares underlying the warrant (after the exercise of the warrant) were automatically converted in November 2000 at the time of the initial public offering of shares of common stock of the Registrant into 500,000 shares of common stock.

   In January 2000, the Registrant sold 12,306,000 shares of its series G mandatorily redeemable convertible preferred stock to investors at a purchase price per share of $1.00 for a total of $12,306,000. The shares of series G mandatorily redeemable convertible preferred stock were automatically converted in November 2000 at the time of the initial public offering of shares of common stock of the Registrant into 2,461,200 shares of common stock.

   In June 2000, the Registrant sold 23,921,425 shares of its series H mandatorily redeemable convertible preferred stock to investors at a purchase price per share of $1.53 per share for a total of $36,600,000. The shares of series H mandatorily redeemable convertible preferred stock were automatically converted in November 2000 at the time of the initial public offering of shares of common stock of the Registrant into 4,784,286 shares of Common Stock.

   On May 30, 2001, the Registrant sold 3,000,000 shares of its common stock to investors at a purchase price of $20.00 per share for total gross proceeds of $60,000,000.


   The sale and issuance of securities in the transactions described above were made under the exemption from registration provided under Section 4(2) of the Securities Act.

   Appropriate restrictive legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:

   The following is a list of exhibits required by Item 601 of Regulation S-K filed as part of this Report. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in parentheses.


 Exhibit
 Number  Description
 ------- -----------
  3.1    Amended and Restated Certificate of Incorporation of Adolor
         (incorporated by reference to Exhibit 3.1 to the Report on Form 10-Q filed by the Company on August 14, 2001).

  3.2 Restated Bylaws of Adolor (incorporated by reference to Exhibit 3.2 to the Report on Form 10-Q filed by the Company on May 14, 2001).

  3.3    Certificate of Designation, Preferences and Rights of Series A Junior
         Participating Preferred Stock of Adolor (incorporated by reference to
         Exhibit 3.3 to the Report on Form 10-Q filed by the Company on May 14,
         2001).

  4.1    Series A Convertible Preferred Stock Purchase Agreement among Opian
         Pharmaceuticals, Inc. and the parties set forth therein, dated
         November 7, 1994 (incorporated by reference to Exhibit 4.1 to the
         Registration Statement filed by the Company on February 8, 2000
         (Registration No. 333-96333)).

  4.2 Series B Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated March 1, 1996 (incorporated by reference to Exhibit 4.2 to the Registration Statement filed by the Company on February 8, 2000).

  4.3 Series C Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated March 1, 1997 (incorporated by reference to Exhibit 4.3 to the Registration Statement filed by the Company on February 8, 2000).

  4.4    Stock Purchase Agreement between Adolor and Kwang Dong Pharmaceutical
         Company, dated November 5, 1997 (incorporated by reference to Exhibit
         4.4 to the Registration Statement filed by the Company on February 8,
         2000).

  4.5 Series E Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated December 8, 1998
         (incorporated by reference to Exhibit 4.5 to the Registration
         Statement filed by the Company on February 8, 2000).

  4.6 Series F Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated July 26, 1999 (incorporated by reference to Exhibit 4.6 to the Registration Statement filed by the Company on February 8, 2000).

  4.7 Series G Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated January 10, 2000
         (incorporated by reference to Exhibit 4.7 to the Registration
         Statement filed by the Company on February 8, 2000).

  4.8 Registration Rights Agreement among Opian Pharmaceuticals, Inc. and the parties set forth therein, dated November 4, 1994 (incorporated by reference to Exhibit 4.8 to the Registration Statement filed by the Company on February 8, 2000).

  4.9 Amendment No. 1 to Registration Rights Agreement among Adolor and the parties set forth therein, dated February 27, 1996 (incorporated by reference to Exhibit 4.9 to the Registration Statement filed by the Company on February 8, 2000).

  4.10 Amendment No. 2 to Registration Rights Agreement among Adolor and the parties set forth therein, dated May 1, 1997 (incorporated by reference to Exhibit 4.10 to the Registration Statement filed by the Company on February 8, 2000).

  4.11 Amendment No. 3 to Registration Rights Agreement among Adolor and the parties set forth therein, dated December 8, 1998 (incorporated by reference to Exhibit 4.11 to the Registration Statement filed by the Company on February 8, 2000).

 Exhibit
 Number  Description
 ------- -----------
  4.12   Amendment No. 4 to Registration Rights Agreement among Adolor and the parties set forth therein, dated July 26, 1999 (incorporated by reference to Exhibit 4.12 to the Registration Statement filed by the
         Company on February 8, 2000).
  4.13   Amendment No. 5 to Registration Rights Agreement among Adolor and the parties set forth therein, dated January 10, 2000 (incorporated by reference to Exhibit 4.13 to the Registration Statement filed by the
         Company on February 8, 2000).
  4.14   Form of Common Stock Certificate (incorporated by reference to Exhibit
         4.14 to Amendment No. 3 to the Registration Statement filed by the
         Company on March 21, 2000).
  4.15   Series H Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated July 6, 2000 (incorporated by reference to Exhibit 4.15 to Amendment No. 8 to the Registration
         Statement filed by the Company on October 23, 2000).
  4.16   Amendment No. 6 to Registration Rights Agreement among Adolor and the parties set forth therein, dated June 29, 2000 (incorporated by reference to Exhibit 4.16 to Amendment No. 8 to the Registration
         Statement filed by the Company on October 23, 2000).
  4.17   Rights Agreement, dated as of February 20, 2001, between Adolor and
         StockTrans, Inc., as Rights Agent (incorporated by reference to
         Exhibit 1.1 to Form 8-K filed by the Company on February 23, 2001, which includes as Exhibit B thereto the Form of Rights Certificate).
  4.18   Form of Stock Purchase Agreement among Adolor and the parties set forth therein, dated May 30, 2001 (incorporated by reference to
         Exhibit 4.18 to the Registration Statement filed by the Company on
         June 29, 2001).
  5.1    Opinion of Dechert (incorporated by reference to Exhibit 5.1 to
         Amendment No. 1 to the Registration Statement filed by the Company on
         July 20, 2001).
 10.1    Amended and Restated 1994 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to the Report on Form 10-Q filed by the
         Company on August 14, 2001).
 10.2    Option and License Agreement between Adolor and Roberts Laboratories,
         Inc., dated June 10, 1998 (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement filed by the Company on February 18, 2000).*
 10.3    License Agreement between Adolor and Kwang Dong Pharmaceutical
         Company, dated November 5, 1997 (incorporated by reference to Exhibit
         10.2 to Amendment No. 1 to the Registration Statement filed by the
         Company on February 18, 2000).*
 10.4    License Agreement between Adolor and SB Pharmaco Puerto Rico Inc., dated July 26, 1999 (incorporated by reference to Exhibit 10.4 to
         Amendment No. 3 to the Registration Statement filed by the Company on
         March 21, 2000).*
 10.5    Development and License Agreement between Adolor and Santen
         Pharmaceutical Co., Ltd., dated April 25, 2000 (incorporated by reference to Exhibit 10.5 to Amendment No. 10 to the Registration
         Statement filed by the Company on November 9, 2000).*
 10.6    Sublease Agreement between Adolor and Environ Products, Inc., dated
         October 11, 2000 (incorporated by reference to Exhibit 10.6 to
         Amendment No. 8 to the Registration Statement filed by the Company on
         October 23, 2000).
 10.7    Letter Agreement between Opian Pharmaceuticals, Inc. and John J.
         Farrar, dated October 9, 1994 (incorporated by reference to Exhibit
         10.7 to Amendment No. 8 to the Registration Statement filed by the
         Company on October 23, 2000).
 10.8    Letter Agreement between Adolor and Alan L. Maycock dated January 6,
         1995 (incorporated by reference to Exhibit 10.8 to Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).
 10.9    Letter Agreement between Adolor and Peter J. Schied dated April 23,
         1997 (incorporated by referenceto Exhibit 10.9 to Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).

 Exhibit
 Number  Description
 ------- -----------
  10.10  Letter Agreement between Adolor and Andrew Reddick dated March 27,
         2000 (incorporated by reference to Exhibit 10.10 to Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).

  10.11  Agreement between Adolor and Randall L. Carpenter dated September 14,
         2000 (incorporated by reference to Exhibit 10.11 to Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).

  10.12 Letter Agreement between Adolor and Pacific Growth Equities, Inc., dated May 2, 2000 (incorporated by reference to Exhibit 10.12 to
         Amendment No. 9 to the Registration Statement filed by the Company on November 8, 2000).

  23.1   Consent of KPMG LLP.**

  23.2 Consent of Dechert (included in Exhibit 5.1) (incorporated by reference to Exhibit 5.1 to Amendment No. 1 to the Registration
         Statement filed by the Company on July 20, 2001).

---------------------

 * Confidential Treatment Granted.


** Filed herewith.


ITEM 17. UNDERTAKINGS

   The undersigned Registrant hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

   B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   C. Undertaking in Respect of Indemnification.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   D. Undertaking in Respect of 430A

   The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania on the 24th day of August, 2001.


                                          ADOLOR CORPORATION

                                              /s/ John J. Farrar
                                          By: _________________________________
                                              John J. Farrar
                                              President, Chief Executive
                                               Officer and Director

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


               Signature                              Title                  Date
               ---------                              -----                  ----
           /s/ John J. Farrar             President, Chief Executive    August 24, 2001
________________________________________   Officer and Director
             John J. Farrar                (Principal Executive
                                           Officer)

          /s/ Peter J. Schied             Vice President, Chief         August 24, 2001
________________________________________   Financial Officer and
            Peter J. Schied                Secretary (Principal
                                           Financial Officer)

          /s/ Ellen M. Feeney             Director                      August 24, 2001
________________________________________
            Ellen M. Feeney

                   *                      Director                      August 24, 2001
________________________________________
              Paul Goddard

                   *                      Director                      August 24, 2001
________________________________________
            David M. Madden

                   *                      Director                      August 24, 2001
________________________________________
             Claude H. Nash

                   *                      Director                      August 24, 2001
________________________________________
            Robert T. Nelsen


* Peter J. Schied, pursuant to a Power of Attorney executed by each of the directors and officers noted above and included in the signature page of the initial filing of this Registration Statement, by signing his name hereto, does hereby sign and execute this Post-Effective Amendment No. 1 to the Registration Statement on behalf of each of the persons noted above, in the capacities indicated, and does hereby sign and execute this Post-Effective Amendment No. 1 to the Registration Statement on his own behalf, in the capacities indicated.


                                                    /s/ Peter J. Schied
                                          _____________________________________
                                                      Peter J. Schied

                                 Exhibit Index
--------------------------------------------------------------------------------


 Exhibit
 Number  Description
 ------- -----------
  3.1    Amended and Restated Certificate of Incorporation of Adolor
         (incorporated by reference to Exhibit 3.1 to the Report on Form 10-Q filed by the Company on August 14, 2001).

  3.2 Restated Bylaws of Adolor (incorporated by reference to Exhibit 3.2 to the Report on Form 10-Q filed by the Company on May 14, 2001).

  3.3    Certificate of Designation, Preferences and Rights of Series A Junior
         Participating Preferred Stock of Adolor (incorporated by reference to
         Exhibit 3.3 to the Report on Form 10-Q filed by the Company on May 14,
         2001).

  4.1    Series A Convertible Preferred Stock Purchase Agreement among Opian
         Pharmaceuticals, Inc. and the parties set forth therein, dated
         November 7, 1994 (incorporated by reference to Exhibit 4.1 to the
         Registration Statement filed by the Company on February 8, 2000
         (Registration No. 333-96333)).

  4.2 Series B Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated March 1, 1996 (incorporated by reference to Exhibit 4.2 to the Registration Statement filed by the Company on February 8, 2000).

  4.3 Series C Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated March 1, 1997 (incorporated by reference to Exhibit 4.3 to the Registration Statement filed by the Company on February 8, 2000).

  4.4    Stock Purchase Agreement between Adolor and Kwang Dong Pharmaceutical
         Company, dated November 5, 1997 (incorporated by reference to Exhibit
         4.4 to the Registration Statement filed by the Company on February 8,
         2000).

  4.5 Series E Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated December 8, 1998
         (incorporated by reference to Exhibit 4.5 to the Registration
         Statement filed by the Company on February 8, 2000).

  4.6 Series F Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated July 26, 1999 (incorporated by reference to Exhibit 4.6 to the Registration Statement filed by the Company on February 8, 2000).

  4.7 Series G Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated January 10, 2000
         (incorporated by reference to Exhibit 4.7 to the Registration
         Statement filed by the Company on February 8, 2000).

  4.8 Registration Rights Agreement among Opian Pharmaceuticals, Inc. and the parties set forth therein, dated November 4, 1994 (incorporated by reference to Exhibit 4.8 to the Registration Statement filed by the Company on February 8, 2000).

  4.9 Amendment No. 1 to Registration Rights Agreement among Adolor and the parties set forth therein, dated February 27, 1996 (incorporated by reference to Exhibit 4.9 to the Registration Statement filed by the Company on February 8, 2000).

  4.10 Amendment No. 2 to Registration Rights Agreement among Adolor and the parties set forth therein, dated May 1, 1997 (incorporated by reference to Exhibit 4.10 to the Registration Statement filed by the Company on February 8, 2000).

  4.11 Amendment No. 3 to Registration Rights Agreement among Adolor and the parties set forth therein, dated December 8, 1998 (incorporated by reference to Exhibit 4.11 to the Registration Statement filed by the Company on February 8, 2000).

 Exhibit
 Number  Description
 ------- -----------
  4.12   Amendment No. 4 to Registration Rights Agreement among Adolor and the parties set forth therein, dated July 26, 1999 (incorporated by reference to Exhibit 4.12 to the Registration Statement filed by the
         Company on February 8, 2000).

  4.13 Amendment No. 5 to Registration Rights Agreement among Adolor and the parties set forth therein, dated January 10, 2000 (incorporated by reference to Exhibit 4.13 to the Registration Statement filed by the Company on February 8, 2000).

  4.14   Form of Common Stock Certificate (incorporated by reference to Exhibit
         4.14 to Amendment No. 3 to the Registration Statement filed by the Company on March 21, 2000).

  4.15 Series H Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated July 6, 2000 (incorporated by reference to Exhibit 4.15 to Amendment No. 8 to the Registration
         Statement filed by the Company on October 23, 2000).

  4.16 Amendment No. 6 to Registration Rights Agreement among Adolor and the parties set forth therein, dated June 29, 2000 (incorporated by reference to Exhibit 4.16 to Amendment No. 8 to the Registration
         Statement filed by the Company on October 23, 2000).

  4.17   Rights Agreement, dated as of February 20, 2001, between Adolor and
         StockTrans, Inc., as Rights Agent (incorporated by reference to
         Exhibit 1.1 to Form 8-K filed by the Company on February 23, 2001, which includes as Exhibit B thereto the Form of Rights Certificate).

  4.18 Form of Stock Purchase Agreement among Adolor and the parties set forth therein, dated May 30, 2001 (incorporated by reference to Exhibit 4.18 to the Registration Statement filed by the Company on June 29, 2001).

  5.1    Opinion of Dechert. (incorporated by reference to Exhibit 5.1 to
         Amendment No. 1 to the Registration Statement filed by the Company on July 20, 2001).

 10.1 Amended and Restated 1994 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to the Report on Form 10-Q filed by the Company on August 14, 2001).

 10.2    Option and License Agreement between Adolor and Roberts Laboratories,
         Inc., dated June 10, 1998 (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement filed by the Company on February 18, 2000).*

 10.3    License Agreement between Adolor and Kwang Dong Pharmaceutical
         Company, dated November 5, 1997 (incorporated by reference to Exhibit
         10.2 to Amendment No. 1 to the Registration Statement filed by the Company on February 18, 2000).*

 10.4 License Agreement between Adolor and SB Pharmaco Puerto Rico Inc., dated July 26, 1999 (incorporated by reference to Exhibit 10.4 to
         Amendment No. 3 to the Registration Statement filed by the Company on March 21, 2000).*

 10.5    Development and License Agreement between Adolor and Santen
         Pharmaceutical Co., Ltd., dated April 25, 2000 (incorporated by reference to Exhibit 10.5 to Amendment No. 10 to the Registration
         Statement filed by the Company on November 9, 2000).*

 10.6    Sublease Agreement between Adolor and Environ Products, Inc., dated
         October 11, 2000 (incorporated by reference to Exhibit 10.6 to
         Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).

 10.7    Letter Agreement between Opian Pharmaceuticals, Inc. and John J.
         Farrar, dated October 9, 1994 (incorporated by reference to Exhibit
         10.7 to Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).

 Exhibit
 Number  Description
 ------- -----------
  10.8   Letter Agreement between Adolor and Alan L. Maycock dated January 6,
         1995 (incorporated by reference to Exhibit 10.8 to Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).

  10.9   Letter Agreement between Adolor and Peter J. Schied dated April 23,
         1997 (incorporated by reference to Exhibit 10.9 to Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).

  10.10  Letter Agreement between Adolor and Andrew Reddick dated March 27,
         2000 (incorporated by reference to Exhibit 10.10 to Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).

  10.11  Agreement between Adolor and Randall L. Carpenter dated September 14,
         2000 (incorporated by reference to Exhibit 10.11 to Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).

  10.12 Letter Agreement between Adolor and Pacific Growth Equities, Inc., dated May 2, 2000 (incorporated by reference to Exhibit 10.12 to
         Amendment No. 9 to the Registration Statement filed by the Company on November 8, 2000).

  23.1   Consent of KPMG LLP.**

  23.2 Consent of Dechert (included in Exhibit 5.1). (incorporated by reference to Exhibit 5.1 to the Amendment No. 1 to the Registration
         Statement filed by the Company on July 20, 2001.

---------------------

 * Confidential Treatment Granted.


** Filed herewith.